

Notice of **2017** Annual Meeting of Stockholders
and Proxy Statement

Investor Fact Sheet

One of America's Premier Energy Companies

— 46,000 megawatts of electric generating capacity and 1,500 billion cubic feet of combined natural gas consumption and throughput volume serving approximately 9.0 million electric and gas customers through 11 premier state-regulated utilities, a competitive generation company serving wholesale customers across America and a nationally-recognized provider of customized energy solutions.

— Consistently listed among the top U.S. electric service providers by American Customer Satisfaction Index.

— Ranked among best employers for minorities and veterans.

— Goal to maximize long-term value to stockholders through a customer, community and relationship-focused business model that produces sustainable levels of return on energy infrastructure.

Financial Integrity

— Goal of achieving an attractive risk-adjusted return, supported by a simple, transparent business model and sound financial policy.

— Experienced management focused on creating and delivering value.

— Goal of supporting a strong credit profile and preserving the ability to invest in additional value-accretive projects.

Dividend Objective: Regular, Predictable and Sustainable Growth

— 68 consecutive years of dividends equal to or greater than the previous year.

— 15 years of consecutive dividend increases.



Dividends Per Share Paid

Note: Future dividend actions are subject to Board of Directors approval, among other factors.



2016 Energy Mix for Southern Company

- Natural Gas: 47%
- Coal: 31%
- Nuclear: 15%
- Renewables: 5%
- Hydro/Other: 2%

What Distinguishes Southern Company

Electric Operating Companies
— Only electric utility system in the U.S. committed to developing the full portfolio of generation resources – natural gas, 21st century coal, nuclear and renewables such as wind and solar – together with an emphasis on energy efficiency.

Southern Company Gas
— Largest natural gas distribution operator in the U.S. with seven state-regulated local distribution companies (LDCs), serving over 4.5 million customers. Midstream operations include investments in six pipelines, including Southern Natural Gas. Gas marketing services complement LDCs and midstream investments.

Southern Power
— America's premier wholesale energy partner investing in clean energy solutions serving municipalities, electric cooperatives, investor-owned utilities and other energy customers.

PowerSecure
— Provides energy technologies and services to electric utilities and large industrial, commercial, institutional and municipal customers. Customer solutions include distributed generation systems, utility infrastructure solutions and energy efficiency products and services.

Growth in Renewables
— Approximately 4,000 megawatts of renewable capacity announced or added since 2012, including the largest voluntary utility solar portfolio in the U.S. at Georgia Power.

Research and Development
— Industry leader in conducting robust research, development and deployment of new, innovative energy technologies.

— Major focus on greenhouse gas emissions reduction and a record of technology advancement dating back to the 1960s.

Letter to Stockholders



Thomas A. Fanning
Chairman, President and
Chief Executive Officer

" There is no doubt
the world is rapidly
changing on many
fronts. At Southern
Company we are not
merely adapting to this
changing environment –
we have the energy to
lead the change."

Dear Fellow Stockholders:

You are invited to attend the 2017 Annual Meeting of Stockholders at 10:00 a.m., ET on Wednesday, May 24, 2017, at The Lodge Conference Center at Callaway Gardens, Pine Mountain, Georgia.

2016 was a year of great growth and change as we continued to fill in the energy value chain to sustain growth.

— We proudly welcomed more than 6,000 new colleagues and over 4.5 million customers with the addition of Southern Company Gas (formerly AGL Resources Inc.).
— Our wholesale electric subsidiary, Southern Power Company (Southern Power), continued to acquire solar, wind and natural gas generation facilities, investing over $4.5 billion.
— We acquired a 50% equity interest in the Southern Natural Gas pipeline system.
— With the acquisition of PowerSecure International, Inc. (PowerSecure) and its strategic alliance with Bloom Energy for the deployment of fuel cell and battery storage technologies, we're developing behind-the-meter infrastructure for customers across the country.

These decisions were all designed to help meet customers' current and future energy needs with a focus on the continued execution of our customer-focused business model supporting constructive regulatory environments with healthy capital spending and returns on our investment. We now own and operate 11 premier state-regulated electric and gas utilities that are complemented by energy assets under long-term contract, including natural gas and renewable generation, interstate natural gas pipelines and behind-the-meter infrastructure. We aim to continue to deliver a superior, risk-adjusted total shareholder return (TSR) supported by regular, predictable and sustainable earnings and dividends.

I am also proud to report that we were recognized by *DiversityInc* as one of the "Top 50 Companies for Diversity" in 2016. *DiversityInc* also ranked Southern Company number one on its list of "Top 10 Companies for Opportunity." This is especially meaningful because it testifies that we were recognized not only for cultivating a diverse workplace, but that we are also considered the number one company in America in which the individuals who comprise that diverse workforce are afforded the opportunity to advance their careers. In addition, we earned a perfect score from the Human Rights Campaign on their Corporate Equality Index for 2017.

We are taking advantage of the notice and access rules of the Securities and Exchange Commission (SEC) that allow us to furnish our proxy materials to you over the internet instead of mailing paper copies to each stockholder. We are mailing a Notice of Internet Availability of Proxy Materials beginning on or about April 7, 2017 to certain of our stockholders. The Notice contains instructions on how to access the proxy materials and vote your proxy. We believe this approach allows us to provide stockholders with a timely and convenient way to receive proxy materials and vote, while lowering the costs of delivery and reducing the environmental impact of the annual meeting.

Your vote is important. We urge you to vote promptly, even if you plan to attend the annual meeting.

Thank you for your continued support of Southern Company.

Thomas A. Fanning

Thomas A. Fanning

Important Notice Regarding the Availability of Proxy Materials for the 2017 Annual Meeting of Stockholders to be held on May 24, 2017:

The proxy statement and the annual report are available at *investor.southerncompany.com.*

Notice of Annual Meeting of Stockholders of Southern Company

Date and Time

Wednesday, May 24, 2017 at 10:00 a.m., ET

Place

The Lodge Conference Center at Callaway Gardens, Highway 18, Pine Mountain, Georgia 31822

Items of Business

Stockholders are being asked to vote on six agenda items at the 2017 annual meeting.

1 Elect 15 Directors
2 Approve an amendment to the Certificate of Incorporation to reduce the supermajority vote requirement to a majority vote
3 Conduct an advisory vote to approve executive compensation, often referred to as a Say on Pay
4 Conduct an advisory vote to approve the frequency of future advisory votes on executive compensation, often referred to as a Say on Frequency
5 Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2017
6 Consider a stockholder proposal, if properly presented at the meeting

Record Date

Stockholders of record at the close of business on March 27, 2017 are entitled to attend and vote at the annual meeting. On that date, there were 995,225,310 shares of common stock of The Southern Company (Southern Company, the Company, we, us or our) outstanding and entitled to vote.

By Order of the Board of Directors.

April 7, 2017

EVERY VOTE IS IMPORTANT TO SOUTHERN COMPANY

We have created an annual meeting website to make it easy to access our 2017 annual meeting materials.



www.southerncompanyannualmeeting.com

At the annual meeting website you can find an overview of the items to be voted, the proxy statement and the annual report to read online or to download, as well as a link to vote your shares.

Even if you plan to attend the annual meeting in person, please vote as soon as possible by internet or by telephone or, if you received a paper copy of the proxy form by mail, by signing and returning the proxy form.

Vote by Internet or Telephone

Voting by internet or by telephone is fast and convenient, and your vote is immediately confirmed and tabulated.


www.proxyvote.com
24/7


1-800-690-6903
24/7

Vote by Mail


If you received a paper copy of the proxy form by mail, you can mark, sign, date and return the proxy form in the enclosed, postage-paid envelope.

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting Agenda

Item **1**	Elect 15 Directors

— Each nominee holds or has held senior executive positions, maintains the highest degree of integrity and ethical standards and complements the needs of the Company.

— Through their positions, responsibilities, skills and perspectives, which span various industries and organizations, these nominees represent a Board of Directors (Board) that is diverse and possesses appropriate collective knowledge and experience in accounting, finance, leadership, business operations, risk management, corporate governance and our industry and key subsidiaries' service territories.

✓ The Board recommends a vote **FOR** each Director nominee.

☰ See page 15 for further information.

Director Nominees



Juanita Powell Baranco
Executive Vice President and Chief Operating Officer of Baranco Automotive Group

Age: 68
Director since: 2006
Independent Director: Yes
Current Committees: Audit



Jon A. Boscia
Founder and President, Boardroom Advisors LLC

Age: 64
Director since: 2007
Independent Director: Yes
Current Committees: Audit



Henry A. "Hal" Clark III
Senior Advisor of Evercore (retired)

Age: 67
Director since: 2009
Independent Director: Yes
Current Committees: Compensation and Management Succession (Chair), Finance



Thomas A. Fanning
Chairman of the Board, President and Chief Executive Officer (CEO), Southern Company

Age: 60
Director since: 2010
Independent Director: No
Current Committees: None



David J. Grain
Founder and Managing Partner of Grain Management LLC

Age: 54
Director since: 2012
Independent Director: Yes
Current Committees: Compensation and Management Succession, Finance (Chair)



Veronica M. Hagen
Chief Executive Officer, Polymer Group, Inc. (retired)

Age: 71
Director since: 2008
Independent Director: Yes
Current Committees: Governance (Chair), Nuclear/Operations



Warren A. Hood, Jr.
Chairman and Chief Executive Officer, Hood Companies Inc.

Age: 65
Director since: 2007
Independent Director: Yes
Current Committees: Audit



Linda P. Hudson
Founder, Chairman and Chief Executive Officer, The Cardea Group

Age: 66
Director since: 2014
Independent Director: Yes
Current Committees: Governance, Nuclear/Operations, Business Security Subcommittee (Chair)



Donald M. James
Chairman and Chief Executive Officer, Vulcan Materials Company (retired)

Age: 68
Director since: 1999
Independent Director: Yes
Current Committees: Compensation and Management Succession, Finance



John D. Johns
Chairman and Chief Executive Officer, Protective Life Corporation

Age: 65
Director since: 2015
Independent Director: Yes
Current Committees: Audit (Chair)



Dale E. Klein
Associate Vice Chancellor of Research, University of Texas System

Age: 69
Director since: 2010
Independent Director: Yes
Current Committees: Compensation and Management Succession, Nuclear/Operations, Business Security Subcommittee



William G. Smith, Jr.
Chairman, President and Chief Executive Officer, Capital City Bank Group, Inc.

Age: 63
Director since: 2006
Independent Director: Yes
Current Committees: Finance, Governance



Steven R. Specker
Chief Executive Officer, Tri Alpha Energy, Inc.

Age: 71
Director since: 2010
Independent Director: Yes
Current Committees: Compensation and Management Succession, Nuclear/Operations (Chair)



Larry D. Thompson
John A. Sibley Professor of Corporate and Business Law, The University of Georgia School of Law

Age: 71
Director since: 2014
Independent Director: Yes, Lead Independent Director
Current Committees: Finance, Governance



E. Jenner Wood III
Corporate Executive Vice President – Wholesale Banking, SunTrust Banks, Inc. (retired)

Age: 65
Director since: 2012
Independent Director: Yes
Current Committees: Governance, Nuclear/Operations

Qualifications, Attributes, Skills and Experience of the Board as a Whole

 CEO or senior executive leadership experience

 Diversity of race, ethnicity, gender, age, cultural background or professional experience

 Electric or gas utility experience or nuclear operations experience

 Engineering, innovation or technology experience

 Federal, state or local government or regulatory experience

 Financial, banking or investment experience

 Knowledge of the traditional electric operating companies or Southern Company Gas

 Risk oversight or risk management experience

Board Independence

All Director nominees are independent except the CEO



Board Diversity





3 women   33%   3 ethnic minorities



Key Corporate Governance Practices

We seek to establish corporate governance standards and practices that create long-term value for our stockholders and positive influences on the governance of the Company. Our key corporate governance practices include:

— Annual election of Directors

— Majority voting for Directors, with a director resignation policy

— 10% threshold for stockholders to request a special meeting

— Adoption of proxy access bylaw that provides stockholders (up to group of 20) that have maintained ownership of 3% of shares for three years the ability to nominate the greater of two nominees or 20% of Directors

— 14 of 15 Directors are independent with an average tenure of independent Directors of seven years

— Strong Lead Independent Director

— All Board committees are comprised of independent Directors

— Annual Board and committee self-evaluations

— Proactive stockholder engagement

— Clawback policy under our Omnibus Plan

— Strong stock ownership guidelines

— Annual management succession planning review

— Anti-hedging and anti-pledging provisions

Board Tenure

Tenure of Independent Directors
(Years of consecutive service)

Average Tenure of Independent Directors: 7 years



Recent and Proposed Governance and Disclosure Enhancements

— Adopted a proxy access right for stockholders

— Continued our stockholder engagement efforts

— Added five new Directors to the Board in the past five years

— Included disclosure about Board refreshment, Board and committee self-evaluations and management succession planning

— Included a message from the Lead Independent Director

— Eliminated the "fair price" anti-takeover provision in the Certificate of Incorporation

— Proposed an amendment to the Certificate of Incorporation to eliminate the supermajority vote requirement

Item **2**	Approve an Amendment to the Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote

— A supermajority vote requirement like the one contained in Article Eleventh of the Certificate of Incorporation, as amended (Certificate of Incorporation or Certificate), historically has been intended to facilitate corporate governance stability and provide protection against self-interested action by large stockholders by requiring broad stockholder consensus to make certain fundamental changes.

— As corporate governance standards have evolved, many stockholders and commentators now view a supermajority requirement as limiting the Board's accountability to stockholders and the ability of stockholders to effectively participate in corporate governance.

 The Board recommends a vote **FOR** approval of an amendment to the Certificate to reduce the supermajority vote requirement to a majority vote.

 See page 39 for further information.

Item 3	Advisory Vote to Approve Executive Compensation (Say on Pay)

— We believe our compensation program provides the appropriate mix of fixed and "at-risk" compensation. Our short- and long-term performance-based compensation program ties pay to Company performance, rewards achievement of financial and operational goals and relative TSR, encourages individual performance that is in-line with our strategy, is aligned with stockholder interests and remains competitive with our industry peers.

✓ The Board recommends a vote **FOR** approval of executive compensation.

▤ See page 78 for further information.

Compensation Highlights

We target the total direct compensation for our executives at market median and place a significant portion of that target compensation "at risk" – subject to achieving both short-term and long-term performance goals. In fact, only the base salary portion of executive compensation is fixed.

CEO Target Pay

89% At Risk-Subject to Performance Goals

Salary 11%	Annual Cash Incentive Award 16%	Long-Term Equity Incentive Award 73%

We have continued with the same compensation program structure for 2016, tying a significant majority of executive compensation to performance. The key performance based elements are the annual cash incentive award and the long-term equity incentive award.

Annual Cash Incentive Award

— Awards under our Performance Pay Program (PPP) are earned based on the achievement of performance goals over a one-year performance period.
— Performance goals for 2016 include financial goals (earnings per share (EPS) and business unit net income), operational goals and individual performance goals intended to drive performance that we believe will lead to long-term success for the Company.
— Payout is made in cash after the end of the performance period.

Long-Term Equity Incentive Award

— Awards under our Performance Share Program (PSP) are granted in the form of performance share units that are earned based on the achievement of performance goals over a three-year performance period.
— Performance goals for the 2016 to 2018 performance period include a cumulative three-year EPS goal (25% weighting), an equity-weighted return on equity (ROE) goal (25% weighting) and a relative TSR performance goal (50% weighting).
— Payout is made in shares of common stock after the end of the three-year performance period.

2016 Financial and Operational Performance

2016 was a successful year for us with our adjusted EPS exceeding our guidance range for the year. We expanded our reach while continuing the strong financial performance of our traditional electric operating companies and our electric wholesale subsidiary, Southern Power. We also demonstrated strong operational performance for the year.

Financial Goals and Achievement for 2016 Performance Pay Program

We exceeded the financial goals for the year set by the Compensation and Management Succession Committee under our 2016 Performance Pay Program. Financial measures tied to compensation performance goals included EPS for Southern Company and net income for our various business units.

Operational Goal Achievement for 2016 Performance Pay Program

Operating performance was strong across the Southern Company system for 2016. Operational measures for the 2016 Performance Pay Program included customer satisfaction, reliability, availability, nuclear plant operations, major projects, safety and culture. Measures and weightings vary among the operating companies.



Incentive Compensation Earned for Performance Periods Ended in 2016

The compensation earned by our named executive officers (NEOs) demonstrates our commitment to pay for performance.

Annual Cash Incentive Plan – 2016 Performance Pay Program

Our Performance Pay Program rewards annual financial and operational performance as well as individual NEO performance. We had strong financial and operational performance for 2016, exceeding our overall targets for the year. The Compensation and Management Succession Committee also believed the 2016 individual performance contributions by our NEOs were strong. Accordingly, payouts for all participants in the program, including the NEOs, were above target. For the NEOs, payouts ranged from 167% to 174% of target.

Long-Term Equity Incentive Program – 2014-2016 Performance Share Program

In 2014, 60% of the target value of our long-term equity incentive program was granted in the form of performance shares under our Performance Share Program. For the three-year performance period of 2014 through 2016, performance shares could be earned based on a relative TSR performance goal. Our three-year TSR performance relative to the utility peer group was below the threshold performance level, resulting in a payout at 0% for the Performance Share Program awards for all participants, including the NEOs.

Compensation Governance Overview

What We Do

✓ 89% of CEO target pay is "at risk" based on achievement of performance goals

✓ Performance shares subject to achievement of three performance measures over a three-year period: cumulative EPS, ROE and relative TSR

✓ Clawback provision for performance-based pay

✓ Independent compensation consultant

✓ Policy against hedging and pledging

✓ Dividends on stock awards received only if underlying award is earned

✓ Annual charter review and self-evaluation by the Compensation and Management Succession Committee

✓ Strong stock ownership requirements

✓ Annual pay risk assessment

✓ Change-in-control severance payouts require double-trigger of change in control and termination of employment

✓ Annual review of tally sheets

✓ Ongoing stockholder engagement

✓ Regular updates on best practices to the Compensation and Management Succession Committee from the independent compensation consultant

What We Don't Do

✗ No tax gross ups for NEOs (except on certain relocation-related expenses)

✗ NEOs receive limited ongoing perquisites that make up a small portion of total compensation

✗ No employment agreements with our executives

✗ No stock option repricing without stockholder approval

✗ No excise tax gross-ups on change-in-control severance arrangements

✗ Granting of equity awards are not timed to coincide with the release of material, non-public information

Changes to Long-Term Equity Incentive Program

Based on feedback from investors and input from our independent compensation consultant, along with our ongoing evaluation of best practices, the makeup of our long-term equity incentive program has changed over the past five years.

2012–2014 — 60% performance shares with a relative TSR performance measure over a three-year performance period and 40% stock options

2015–2016 — 100% performance shares with three performance measures over a three-year performance period: cumulative EPS, equity-weighted ROE and relative TSR

Item **4**	**Advisory Vote to Approve the Frequency of Future Advisory Votes on Executive Compensation (Say on Frequency)**	— We are required to hold an advisory vote on the frequency of the advisory vote to approve executive compensation (Say on Frequency) at least once every six years. In 2011, the Board recommended and the stockholders voted overwhelmingly in favor of an annual Say on Pay vote. The Board continues to believe that the Say on Pay vote should be held every year (on an annual basis). ✓ The Board recommends a vote for the frequency of the advisory vote on executive compensation every **ONE YEAR** (on an annual basis). ▤ See page 78 for further information.

Item **5**	**Ratify the Independent Registered Public Accounting Firm for 2017**	— The Audit Committee has appointed Deloitte & Touche LLP (Deloitte & Touche) as our independent registered public accounting firm for 2017. — This appointment is being submitted to stockholders for ratification. ✓ The Board recommends a vote **FOR** ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm for 2017. ▤ See page 79 for further information.

Stockholder Proposal

Item **6**	**Vote on a Stockholder Proposal**	— We have been advised that a stockholder proposal is intended to be submitted at the annual meeting. ✗ The Board recommends a vote **AGAINST** the stockholder proposal. ▤ See page 84 for further information.

Table of Contents

Letter to Stockholders   3

Notice of Annual Meeting of Stockholders of Southern Company   4

Proxy Summary   5

FAQs about Voting and the Annual Meeting   12

Corporate Governance at Southern Company   15

    Item 1 Election of 15 Directors   15

    Southern Company Board   23

      Majority Voting for Directors and Director Resignation Policy   23

      Director Independence Standards   24

      Director Independence Review Process   24

      Identifying Nominees for Election to the Board   25

        Diversity of our Board   25

        Board Refreshment   26

        Stockholder Recommendation of Board Candidates   26

      Board Structure and Processes   26

        Board Leadership Structure   26

        Meetings of Non-Management Directors   26

        Meetings and Attendance   27

        Board and Committee Self-Evaluation Process   27

      Message from our Lead Independent Director   28

        Role of the Lead Independent Director   28

      Board Risk Oversight   29

      Succession Planning and Talent Development   30

      Communicating with the Board   30

      Other Governance Policies and Practices   31

        Certain Relationships and Related Transactions   31

        Proxy Access   32

        Stockholder Engagement   32

        Political Contributions Policy   33

        Our Responsibility   33

        Corporate Governance Website   33

    Committees of the Board   34

    Director Compensation   37

Governance Related Company Proposal   39

    Item 2 Approve an Amendment to the Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote   39

Compensation Discussion and Analysis   40

    Letter from the Compensation and Management Succession Committee (Compensation Committee)   40

    Compensation Governance Overview   42

    Business Overview   43

    Analysis of CEO Pay   44

    2016 Pay for Performance Analysis   46

    Our Executive Compensation Philosophy   49

    Our Executive Compensation Program   51

    Other Compensation and Governance Inputs, Policies and Practices   58

Executive Compensation Tables   62

Compensation Related Company Proposals   78

    Item 3 Advisory Vote to Approve Executive Compensation (Say on Pay)   78

    Item 4 Advisory Vote to Approve the Frequency of Future Advisory Votes on Executive Compensation (Say on Frequency)   78

Audit Committee Matters   79

    Item 5 Ratify the Independent Registered Public Accounting Firm for 2017   79

    Principal Independent Registered Public Accounting Firm Fees   79

    Audit Committee Report   80

Stock Ownership Information   82

Stockholder Proposal   84

    Item 6 Report on Strategy For International Energy Agency 2°C Scenario   84

Appendix A (Text of Proposed Amendment to Article Eleventh of the Certificate)   87

Reconciliation of Non-GAAP Information   88

Cautionary Note Regarding Forward-Looking Statements   89

FAQs about Voting and the Annual Meeting

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal.

Item	Board Recommendation	Voting Standard	Abstentions	Uninstructed Shares
Item 1 – Election of Directors	✓ FOR	Majority of votes cast for each Director	No effect	No effect
Item 2 – Approval of an amendment to the Certificate to reduce the supermajority vote requirement to a majority vote	✓ FOR	At least two-thirds of issued and outstanding shares	Count as a vote against	Count as a vote against
Item 3 – Advisory vote to approve executive compensation (Say on Pay)	✓ FOR	Majority of votes cast	No effect	No effect
Item 4 – Advisory vote to approve the frequency of future advisory votes on executive compensation (Say on Frequency)	✓ FOR	Plurality of the votes cast	No effect	No effect
Item 5 – Ratification of the appointment of Deloitte & Touche as the independent registered public accounting firm for 2017	✓ FOR	Majority of votes cast	No effect	Discretionary voting by broker permitted
Item 6 – Stockholder Proposal	✗ AGAINST	Majority of votes cast	No effect	No effect

Q: **Who is entitled to vote?**
A: All stockholders of record at the close of business on the record date of March 27, 2017 may vote.

Q: **Can I attend the annual meeting?**
A: All stockholders are invited to the annual meeting. Attendees need to bring photo identification, such as a driver's license, and proof of ownership to gain admission to the annual meeting. If you are a holder of record, the top half of your proxy card is your proof of ownership. If you hold your shares in street name, you will need proof of ownership to be admitted to the annual meeting. Examples of proof of ownership are a recent brokerage statement or a letter from your bank or broker.

Please note that cameras, sound or video recording equipment, cellular telephones, smartphones or other similar equipment and electronic devices are not permitted to be used during the annual meeting. Large bags or backpacks may not be brought into the annual meeting.

If you hold your shares in street name and you want to give voting instructions at the annual meeting, you must get a legal proxy in your name from the broker, bank or other nominee that holds your shares.

Q: **What is notice and access?**
A: The SEC's "notice and access" rule allows companies to deliver a Notice of Internet Availability of Proxy Materials (Notice) to stockholders in lieu of a paper copy of the proxy statement and annual report. The Notice provides instructions as to how stockholders can access the proxy statement and the annual report online, contains a listing of matters to be considered at the annual meeting and sets forth instructions as to how shares can be voted. Instructions for requesting a paper copy of the proxy statement and the annual report are set forth on the Notice.

Shares must be voted by internet, by phone or by completing and returning a proxy form. Shares cannot be voted by marking, writing on and/or returning the Notice. Any Notices that are returned will not be counted as votes.

Q: **How do I give voting instructions?**
A: You may attend the annual meeting and give instructions in person or give instructions by internet, by phone or, if you received a printed proxy form, by mail. Information for giving voting instructions is on the Notice or form of proxy and trustee voting instruction form (proxy form).

For those investors whose shares are held by a broker, bank or other nominee, you must complete and return the voting instruction form provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote.

Q: **What shares are included on the proxy form?**
A: If you are a stockholder of record, you will receive only one Notice or proxy form for all the shares of common stock you hold in certificate form, in book-entry form and in any Company benefit plan.

Please vote proxies for all accounts to ensure that all of your shares are voted. If you wish to consolidate multiple registered accounts, contact Wells Fargo Shareowner Services at 1-800-554-7626 or at *www.shareowneronline.com*.



Q: Will my shares be voted if I do not vote by internet, by telephone or by signing and returning my proxy form?

A: If you are a holder of record and you do not vote, then your shares will not count in deciding the matters presented for stockholder consideration at the annual meeting. With respect to certain matters, your failure to vote will have the same effect as a vote against the matter.

If you are a current or former Southern Company system employee or other individual who holds shares of common stock in the Southern Company Employee Savings Plan (ESP), AGL Resources Inc. Retirement Savings Plus Plan (RSP) or Nicor Gas Thrift Plan (Nicor Plan) and you do not provide the trustee of the relevant plan (Trustee) with timely voting instructions, the following will occur in accordance with the applicable plan provision and/or policy for unvoted shares:

— ESP: The Pension Fund Investment Review Committee may direct the Trustee how to vote these shares.

— RSP: The plan's Investment Committee will direct the Trustee how to vote these shares.

— Nicor Plan: The Trustee may vote these shares in the same proportion as it votes shares owned by Nicor Plan participants who voted their shares.

Procedures are in place to safeguard the confidentiality of your voting instructions.

If you are a beneficial owner, you will receive voting instruction information from the bank, broker or other nominee through which you own your shares of common stock.

If your shares are held through a bank, broker or other nominee, your broker may vote your shares under certain limited circumstances if you do not provide voting instructions before the annual meeting. These circumstances include voting your shares on "routine matters" under New York Stock Exchange (NYSE) rules, such as the ratification of the appointment of our independent registered public accounting firm described in Item 5 of this proxy statement. With respect to Item 5, if you do not vote your shares, your bank or broker may vote your shares on your behalf or leave your shares unvoted. The remaining proposals are not considered "routine matters" under NYSE rules. When a proposal is not a routine matter and the brokerage firm has not received voting instructions, the brokerage firm cannot vote the shares on that proposal.

We encourage you to provide instructions to your broker or bank by voting your proxy so that your shares will be voted at the annual meeting in accordance with your wishes.

Q: What if I am a stockholder of record and do not specify a choice for a matter when returning a proxy form?

A: Stockholders should specify their choice for each matter on the proxy form. If no specific instructions are given, proxies which are signed and returned will be voted in accordance with the Board's recommendations.

Q: Can I change my vote?

A: Yes. If you are a holder of record, you may change your vote by submitting a subsequent proxy, by written request received by the Corporate Secretary prior to the meeting or by attending the annual meeting and voting your shares.

If your shares are held through a broker, bank or other nominee, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Q: How are votes counted?

A: Each share counts as one vote.

Q: How many votes do you need to hold the annual meeting?

A: A quorum is required to transact business at the annual meeting. Stockholders of record holding shares of stock constituting a majority of the shares entitled to be cast shall constitute a quorum.

Abstentions that are marked on the proxy form and broker non-votes are included for the purpose of determining a quorum, but shares that otherwise are not voted are not counted toward a quorum.

Q: What are broker non-votes?

A: Broker non-votes occur on a matter up for vote when a broker, bank or other holder of shares you own in "street name" is not permitted to vote on that particular matter without instructions from you, you do not give such instructions and the broker, bank or other nominee indicates on its proxy form, or otherwise notifies us, that it does not have authority to vote its shares on that matter. Whether a broker has authority to vote its shares on uninstructed matters is determined by NYSE rules.

Q: Can the proxy statement be accessed from the internet?

A: Yes. You can access the proxy statement on our website at *investor.southerncompany.com*.

Q: Can I request a copy of the Company's 2016 Annual Report on Form 10-K?

A: Yes. A copy of our 2016 Annual Report on Form 10-K including financial statements, as filed with the SEC, may be obtained without charge upon written request to the Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308. You can also access the document on our website at *investor.southerncompany.com*.



Q: Does the Company offer electronic delivery of proxy materials?

A: Yes. Most stockholders can elect to receive an email that will provide an electronic link to the proxy statement, annual report and proxy voting site. Opting to receive your proxy materials on-line saves us the cost of producing and mailing documents.

You may sign up for electronic delivery when you vote your proxy via the internet or by visiting *www.icsdelivery.com/so*. Once you enroll for electronic delivery, you will receive proxy materials electronically as long as your account remains active or until you cancel your enrollment. If you consent to electronic access, you will be responsible for your usual internet-related charges (e.g., on-line fees and telephone charges) in connection with electronic viewing and printing of the proxy statement and annual report. We will continue to distribute printed materials to stockholders who do not consent to access these materials electronically.

Q: What is "householding?"

A: Stockholders sharing a single address may receive only one copy of the proxy statement and annual report or the Notice, unless the transfer agent, broker, bank or other nominee has received contrary instructions from any owner at that address. This practice — known as householding — is designed to reduce printing and mailing costs. If a stockholder of record would like to either participate or cancel participation in householding, he or she may contact Wells Fargo Shareowner Services at 1-800-554-7626. If you own indirectly through a broker, bank or other nominee, please contact your financial institution.

Q: Could any additional proposals be raised at the annual meeting?

A: We do not know of any items, other than those referred to in the Notice of Annual Meeting of Stockholders, which may properly come before the annual meeting. As to any other item or proposal that may properly come before the annual meeting, including voting on a proposal omitted from this proxy statement pursuant to the rules of the SEC, it is intended that proxies will be voted in accordance with the discretion of the proxy holders.

Q: When are stockholder proposals due for the 2018 annual meeting of stockholders?

A: The deadline for the receipt of stockholder proposals to be considered for inclusion in our proxy materials for the 2018 annual meeting is December 8, 2017. Proposals must be submitted in writing to Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308. The proxy solicited by the Board of Directors for the 2018 annual meeting will confer discretionary authority to vote on any stockholder proposal presented at that meeting that is not included in our proxy materials unless we are provided written notice of such proposal no later than February 21, 2018.

Q: Who is soliciting my proxy and who pays the expense of such solicitations?

A: Your proxy is being solicited on behalf of the Board.

We pay the cost of soliciting proxies. We have retained Georgeson Inc. to assist with the solicitation of proxies for a fee of $12,500, plus additional fees for telephone and other solicitation of proxies or other services, if needed, and reimbursement of out-of-pocket expenses. Our officers or other employees may solicit proxies to have a larger representation at the meeting. None of these officers or other employees will receive any additional compensation for these services. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding solicitation material to the beneficial owners of the common stock.

Corporate Governance at Southern Company

Company Organization

Southern Company is a holding company managed by a core group of officers and governed by a Board that is currently comprised of 15 members. Directors are elected annually.

The Board has adopted and operates under a set of Corporate Governance Guidelines which are available on our website at *investor.southerncompany.com* under Corporate Governance.

Board of Directors Overview

The Board oversees, counsels and directs management in the long-term interests of Southern Company and its stockholders. The Board's major responsibilities include:

— Overseeing the conduct of our business and assessing our business and other enterprise risks;
— Reviewing and approving our key financial objectives, strategic and operating plans and other significant actions;
— Overseeing our processes for maintaining the integrity of our financial statements and other public disclosures and our compliance with law and ethics;
— Evaluating CEO and senior management performance and determining executive compensation;
— Planning for CEO succession and monitoring management's succession planning for other key executive officers; and
— Establishing an effective governance structure, including appropriate Board composition and planning for Board succession.



Item **1**	Election of 15 Directors	The Board, acting upon the recommendation of the Governance Committee, has nominated the 15 Directors currently serving for re-election to the Southern Company Board of Directors.  The Board recommends a vote **FOR** each Director nominee.

Nominees for Election as Directors

— Each nominee holds or has held senior executive positions, maintains the highest degree of integrity and ethical standards and complements the needs of the Company.
— Through their positions, responsibilities, skills and perspectives, which span various industries and organizations, these nominees represent a Board that is diverse and possesses appropriate collective knowledge and experience in accounting, finance, leadership, business operations, risk management, corporate governance and our industry and subsidiaries' service territories.
— Each nominee, if elected, will serve until the 2018 annual meeting of stockholders.
— The proxies named on the proxy form will vote each properly executed proxy form for the election of the 15 Director nominees, unless otherwise instructed.
— If any named nominee becomes unavailable for election, the Board may substitute another nominee. In that event, the proxy would be voted for the substitute nominee unless instructed otherwise on the proxy form.

Juanita Powell Baranco

(Independent)



Age: 68

Director since: 2006

Board committee: Audit

Executive Vice President and Chief Operating Officer of Baranco Automotive Group, automobile sales

Director highlights: Ms. Baranco's particular expertise in business operations, her significant familiarity with Georgia Power Company (Georgia Power or GPC) and her civic involvement are valuable to the Board.

— Ms. Baranco had a successful legal career, which included serving as Assistant Attorney General for the State of Georgia, before she and her husband founded the first Baranco automobile dealership in Atlanta in 1978.

— She served as a Director of Georgia Power, the largest subsidiary of the Company, from 1997 to 2006. During her tenure on the Georgia Power Board, she was a member of the Controls and Compliance, Diversity, Executive and Nuclear Operations Overview Committees.

— She served on the Federal Reserve Bank of Atlanta Board for a number of years and also on the Boards of Directors of John H. Harland Company and Cox Radio, Inc.

— An active leader in the Atlanta community, she serves on the Board of Trustees for Clark Atlanta University and on the Advisory Council for the Catholic Foundation of North Georgia. Ms. Baranco is also on the Board of the Commerce Club, the Woodruff Arts Center and the Buckhead Coalition. She is also past Chair of the Board of Regents for the University System of Georgia and past Board Chair for the Sickle Cell Foundation of Georgia.

Other public company directorships: None (formerly a Director of Cox Radio, Inc., John H. Harland Company and Georgia Power)

Jon A. Boscia

(Independent)



Age: 64

Director since: 2007

Board committee: Audit

Founder and President, Boardroom Advisors LLC, board governance consulting firm

Director highlights: Mr. Boscia's extensive background in finance, investment management, information technology and corporate governance is valuable to the Board.

— From September 2008 until March 2011, Mr. Boscia served as President of Sun Life Financial Inc. In this capacity, Mr. Boscia managed a portfolio of the company's operations with ultimate responsibility for the United States, United Kingdom and Asia business groups and directed the global marketing and investment management functions.

— Previously, Mr. Boscia served as Chairman of the Board and Chief Executive Officer of Lincoln Financial Group, a diversified financial services organization, until his retirement in 2007. Mr. Boscia became the Chief Executive Officer of Lincoln Financial Group in 1998. During his time at Lincoln Financial Group, the company earned a reputation for its stellar performance in making major acquisitions.

— Mr. Boscia is a past member of the Board of PHH Corporation, where he was Chair of the Audit Committee and a member of the Regulatory Oversight Committee, past member of the Board of Sun Life Financial Inc., where he was a member of the Investment Oversight Committee and the Risk Review Committee, and past member of the Board of The Hershey Company, where he chaired the Corporate Governance Committee and served on the Executive Committee.

— In addition, Mr. Boscia has served in leadership positions on other public company Boards as well as not-for-profit and industry Boards.

Other public company directorships: None (formerly a Director of PHH Corporation, Sun Life Financial Inc., Armstrong World Industries, Lincoln Financial Group, Georgia Pacific Corporation and The Hershey Company)



Henry A. "Hal" Clark III
(Independent)



Age: 67

Director since: 2009

Board committees: Compensation and Management Succession (Chair), Finance

Senior Advisor of Evercore (retired), corporate finance advisory firm

Director highlights: Mr. Clark's utility global financial and utility industry expertise as well as his expertise in capital market transactions are valuable to the Board.

— Mr. Clark was a Senior Advisor with Evercore (formerly Evercore Partners Inc.) from July 2009 until his retirement in December 2016. As a Senior Advisor, Mr. Clark was primarily focused on expanding advisory activities in North America with a particular focus on the power and utilities sectors.
— With more than 30 years of experience in the global financial and the utility industries, Mr. Clark brings a wealth of experience in finance and risk management to his role as a Director.
— Prior to joining Evercore Partners Inc., Mr. Clark was Group Chairman of Global Power and Utilities at Citigroup, Inc. from 2001 to 2009.
— His work experience includes numerous capital markets transactions of debt, equity, bank loans, convertible securities and securitization, as well as advice in connection with mergers and acquisitions. He also has served as policy advisor to numerous clients on capital structure, cost of capital, dividend strategies and various financing strategies.
— He has served as Chair of the Wall Street Advisory Group of the Edison Electric Institute.

Other public company directorships: None

Thomas A. Fanning
(Chairman, President and Chief Executive Officer)



Age: 60

Director since: 2010

Board committee: None

Chairman of the Board, President and Chief Executive Officer of the Company

Director highlights: Mr. Fanning's knowledge of our business and the utility industry, understanding of the complex regulatory structure of the industry and experience in strategy development and execution uniquely qualify him to be the Chairman of the Board.

— Mr. Fanning has held numerous leadership positions across the Southern Company system during his more than 30 years with the Company. He served as Executive Vice President and Chief Operating Officer of the Company from 2008 to 2010, leading the Company's generation and transmission, engineering and construction services, research and environmental affairs, system planning and competitive generation business units. He served as the Company's Executive Vice President and Chief Financial Officer from 2003 to 2008, where he was responsible for the Company's accounting, finance, tax, investor relations, treasury and risk management functions. In those roles, he also served as the chief risk officer and had responsibility for corporate strategy.
— Mr. Fanning is on the Board of Southern Power, a subsidiary of Southern Company.
— Mr. Fanning is a Director of Vulcan Materials Company, serving as a member of the Audit Committee and the Compensation Committee, and the Federal Reserve Bank of Atlanta, serving as Chairman of the Board.

Other public company directorships: Vulcan Materials Company (formerly a Director of The St. Joe Company)

David J. Grain

(Independent)



Age: 54

Director since: 2012

Board committees: Compensation and Management Succession, Finance (Chair)

Founder and Managing Partner, Grain Management, LLC, private equity firm

Director highlights: Mr. Grain's background in finance, investment management and wireless communications infrastructure, leadership and civic involvement are valuable to the Board.

— Mr. Grain is the founding member and managing partner of Grain Management, LLC (Grain Management), a private equity firm focused on investments in the media and communications sectors, which he founded in 2006. With offices in Sarasota, Florida and Washington, D.C., the firm manages funds for a number of the country's leading academic institutions, endowments and public pension funds. Grain Management also builds, owns and operates wireless infrastructure assets across North America.

— Mr. Grain also founded and was Chief Executive Officer of Grain Communications Group, Inc.

— Prior to founding Grain Management, he served as President of Global Signal, Inc., Senior Vice President of AT&T Broadband's New England Region and Executive Director in the High Yield Finance Department at Morgan Stanley.

— Mr. Grain was appointed by President Obama in 2011 to the National Infrastructure Advisory Council.

— He previously served as Chairman of the Florida State Board of Administration Investment Advisory Council as an appointee of the former Governor Charlie Crist.

— He is currently a Director at Gateway Bank of Southwest Florida and a Trustee of the College of the Holy Cross and serves on the Investment Committee of the United States Tennis Association.

Other public company directorships: None

Veronica M. Hagen

(Independent)



Age: 71

Director since: 2008

Board committees: Governance (Chair), Nuclear/ Operations

Chief Executive Officer, Polymer Group, Inc. (retired), engineered materials

Director highlights: Ms. Hagen's global operational management experience and commercial business leadership are valuable to the Board.

— From 2007 until her retirement in 2013, Ms. Hagen served as Chief Executive Officer of Polymer Group, Inc. and served from 2007 to 2015 as a Director. Ms. Hagen also served as President of Polymer Group, Inc. from January 2011 until her retirement in 2013. Polymer Group, Inc. is a leading producer and marketer of engineered materials.

— Prior to joining Polymer Group, Inc., Ms. Hagen was the President and Chief Executive Officer of Sappi Fine Paper, a division of Sappi Limited, the South African-based global leader in the pulp and paper industry, from November 2004 until 2007.

— She also served as Vice President and Chief Customer Officer at Alcoa Inc. and owned and operated Metal Sales Associates, a privately-held metal business.

— She serves on the Compensation Committee and the Nominating/Corporate Governance Committee of the Board of Directors of American Water Works Company, Inc. Ms. Hagen also serves as the Chair of the Compensation Committee and a member of the Nominating and Governance Committee of the Board of Directors of Newmont Mining Corporation.

Other public company directorships: American Water Works Company, Inc., Newmont Mining Corporation

Warren A. Hood, Jr.

(Independent)



Age: 65

Director since: 2007

Board committee: Audit

Chairman of the Board and Chief Executive Officer of Hood Companies, Inc., packaging and construction products

Director highlights: Mr. Hood's business operations, risk management and financial experience, civic involvement and significant familiarity with Mississippi Power Company (Mississippi Power or MPC) are valuable to the Board.

— Mr. Hood is the Chairman and Chief Executive Officer of Hood Companies, Inc. which he established in 1978. Hood Companies, Inc. consists of four separate corporations with 74 manufacturing and distribution sites throughout the United States, Canada and Mexico. Hood Companies, Inc.'s products are currently marketed in North America, the Caribbean and Western Europe.
— Mr. Hood previously served on the Board of the Company's subsidiary, Mississippi Power, where he was also a member of the Compensation Committee.
— Mr. Hood has long been recognized for his leadership role in the State of Mississippi. He serves or has served on numerous corporate, community and philanthropic boards, including Boy Scouts of America Pine Burr Area Council, Governor Phil Bryant's Mississippi Works Committee and The Governor's Commission on Rebuilding, Recovery and Renewal, which was formed following Hurricane Katrina in 2005.
— He serves on the Board of BancorpSouth, Inc., where he is a member of the Audit Committee.

Other public company directorships: BancorpSouth, Inc. (formerly a Director of Mississippi Power)

Linda P. Hudson

(Independent)



Age: 66

Director since: 2014

Board committees: Governance, Nuclear/ Operations, Business Security Subcommittee (Chair)

Founder, Chairman and Chief Executive Officer, The Cardea Group, business management consulting firm, and former Chief Executive Officer of BAE Systems, Inc. (BAE Systems), defense, aerospace and security

Director highlights: Ms. Hudson's experience leading a large, highly-regulated, complex business and expertise in engineering, technology, operations and risk management are valuable to the Board.

— Ms. Hudson is the Founder, Chairman and Chief Executive Officer of The Cardea Group, a business management consulting firm she founded in 2014.
— From October 2009 through February 2014, Ms. Hudson served as the President and Chief Executive Officer of BAE Systems, a U.S.-based global defense, aerospace and security company. BAE Systems is a wholly-owned subsidiary of London-based BAE Systems plc. Previously, Ms. Hudson served as President of BAE Systems' Land & Armaments operating group, the world's largest military vehicle and equipment business.
— Before joining BAE Systems in 2006, she served as Vice President of General Dynamics Corporation and President of General Dynamics Armament and Technical Products.
— Ms. Hudson is a member of Bank of America Corporation's Board of Directors, where she serves on the Compensation and Enterprise Risk Committee and the Credit Committee. She is also a member of the Board of Directors of Ingersoll Rand, Inc., where she serves on the Audit and Finance Committees.
— She is a Director of the University of Florida Foundation.

Other public company directorships: Bank of America Corporation, Ingersoll Rand, Inc.


Donald M. James
(Independent)



Age: 68

Director since: 1999

Board committees: Compensation and Management Succession, Finance

Chairman of the Board and Chief Executive Officer of Vulcan Materials Company (retired), construction materials

Director highlights: Mr. James' leadership of a large public company, his legal expertise and his civic involvement are valuable to the Board.

— Mr. James retired from his position as Chief Executive Officer of Vulcan Materials Company in July 2014 and Executive Chairman in January 2015. He retired in December 2015 as Chairman of the Board of Directors of Vulcan Materials Company. Mr. James joined Vulcan Materials Company in 1992 as Senior Vice President and General Counsel and then became President of the Southern Division and then Senior Vice President of the Construction Materials Group and then President and Chief Executive Officer.
— Prior to joining Vulcan Materials Company, Mr. James was a partner at the law firm of Bradley, Arant, Rose & White for 10 years.
— Mr. James serves on the Finance and the Human Resources Committees of Wells Fargo & Company's Board of Directors.
— Mr. James is a Trustee of the UAB Health System and Children's of Alabama, where he serves on the Executive Committee.

Other public company directorships: Wells Fargo & Company (formerly a Director of Vulcan Materials Company and Protective Life Corporation)

John D. Johns
(Independent)



Age: 65

Director since: 2015

Board committee: Audit (Chair)

Chairman and Chief Executive Officer of Protective Life Corporation (Protective Life), insurance

Director highlights: Mr. Johns' management and leadership experience, his significant familiarity with Alabama Power Company (Alabama Power or APC) and his civic involvement are valuable to the Board.

— Mr. Johns has served as Chairman and Chief Executive Officer of Protective Life since 2002 and President from 2002 to January 2016. He joined Protective Life in 1993 as Executive Vice President and Chief Financial Officer.
— Before his tenure at Protective Life, Mr. Johns served as general counsel of Sonat, Inc., a diversified energy company.
— Prior to joining Sonat, Inc., Mr. Johns was a founding partner of the law firm Maynard, Cooper & Gale, P.C.
— He previously served on the Board of Directors of Alabama Power from 2004 to 2015. During his tenure on the Alabama Power Board, he was a member of the Executive Committee.
— He is a member of the Board of Directors of Regions Financial Corporation, where he serves on the Risk Committee, and Genuine Parts Company, where he serves on the Compensation, Nominating and Governance Committee and the Executive Committee.
— Mr. Johns has served on the Executive Committee of the Financial Services Roundtable in Washington, D.C. and is the immediate past chairman of the American Council of Life Insurers.
— Mr. Johns has served as the Chairman of the Business Council of Alabama, the Birmingham Business Alliance, the Greater Alabama Council, Boy Scouts of America and Innovation Depot, Alabama's leading business and technology incubator.

Other public company directorships: Genuine Parts Company, Protective Life and Regions Financial Corporation (formerly a Director of Alabama Power)



Dale E. Klein
(Independent)



Age: 69

Director since: 2010

Board committees: Compensation and Management Succession, Nuclear/ Operations, Business Security Subcommittee

Associate Vice Chancellor of Research of the University of Texas System and Associate Director of the Energy Institute at The University of Texas at Austin and former Commissioner and Chairman, U.S. Nuclear Regulatory Commission, energy

Director highlights: Dr. Klein's expertise in nuclear energy regulation and operations, technology and safety is valuable to the Board.

— Dr. Klein was Commissioner from 2009 to 2010 and Chairman from 2006 through 2009 of the U.S. Nuclear Regulatory Commission. He also served as Assistant to the Secretary of Defense for Nuclear, Chemical and Biological Defense Programs from 2001 through 2006.
— Dr. Klein has more than 35 years of experience in the nuclear energy industry.
— Dr. Klein began his career at the University of Texas in 1977 as a professor of mechanical engineering which included a focus on the university's nuclear program. He spent nearly 25 years in various teaching and leadership positions including Director of the nuclear engineering teaching laboratory, Associate Dean for research and administration in the College of Engineering and Vice Chancellor for special engineering programs.
— He serves on the Audit and Nuclear and Operating Committees of Pinnacle West Capital Corporation, an Arizona energy company, and is a member of the Board of Pinnacle West Capital Corporation's principal subsidiary, Arizona Public Service Company.

Other public company directorships: Pinnacle West Capital Corporation, Arizona Public Service Company

William G. Smith, Jr.
(Independent)



Age: 63

Director since: 2006

Board committees: Finance, Governance

Chairman of the Board, President and Chief Executive Officer of Capital City Bank Group, Inc., banking

Director highlights: Mr. Smith's experience in finance, business operations and risk management is valuable to the Board.

— Mr. Smith began his career at Capital City Bank in 1978, where he worked in a number of positions of increasing responsibility before being elected President and Chief Executive Officer of Capital City Bank Group, Inc. in January 1989. He was elected Chairman of the Board of the Capital City Bank Group, Inc. in 2003. He is also the Chairman and Chief Executive Officer of Capital City Bank.
— He previously served on the Board of Directors of the Federal Reserve Bank of Atlanta.
— Mr. Smith is the former Federal Advisory Council Representative for the Sixth District of the Federal Reserve System and past Chair of Tallahassee Memorial HealthCare and the Tallahassee Area Chamber of Commerce.

Other public company directorships: Capital City Bank Group, Inc.



Steven R. Specker
(Independent)



Age: 71

Director since: 2010

Board committees: Compensation and Management Succession, Nuclear/Operations (Chair)

Chief Executive Officer, Tri Alpha Energy Inc., energy

Director highlights: Dr. Specker's keen understanding of the electric industry and insights in innovation and technology development are valuable to the Board.

— Dr. Specker currently serves as Chief Executive Officer of Tri Alpha Energy Inc., a position he has held since October 2016. Tri Alpha Energy is an international private fusion company focusing on clean fusion energy technology.
— Dr. Specker served as President and Chief Executive Officer of the Electric Power Research Institute (EPRI) from 2004 until 2010.
— Prior to joining EPRI, Dr. Specker founded Specker Consulting, LLC, a private consulting firm, which provided operational and strategic planning services to technology companies serving the global electric power industry.
— Dr. Specker also served in a number of leadership positions during his 30-year career at General Electric Company (GE), including serving as President of GE's nuclear energy business, President of GE digital energy and Vice President of global marketing.
— He is also a member of the Board of Trilliant Incorporated, a leading provider of Smart Grid communication solutions, and serves as a member of the Board of Tri Alpha Energy Inc.

Other public company directorships: None

Larry D. Thompson
(Lead Independent Director since May 2016)



Age: 71

Director since: 2014 (previously served from 2010 to 2012)

Board committees: Finance, Governance

John A. Sibley Professor of Corporate and Business Law, The University of Georgia School of Law, and former Executive Vice President, Government Affairs, General Counsel and Corporate Secretary, PepsiCo Inc., food and beverage

Director highlights: Mr. Thompson's government experience and corporate governance and legal expertise are valuable to the Board.

— Mr. Thompson has served on the faculty of The University of Georgia School of Law as the John A. Sibley Chair of Corporate and Business Law since 2014.
— From 2012 until his retirement in 2014, Mr. Thompson served as Executive Vice President, Government Affairs, General Counsel and Corporate Secretary for PepsiCo Inc., one of the world's largest packaged food and beverage companies. From 2004 to 2011, he served as Senior Vice President of Government Affairs, General Counsel and Corporate Secretary of PepsiCo Inc. At PepsiCo Inc., Mr. Thompson was responsible for its worldwide legal function, its government affairs organization and its charitable foundation, where he served on the Board.
— His government career includes serving as Deputy Attorney General in the U.S. Department of Justice and leading the National Security Coordination Council. In 2002, President George W. Bush named Mr. Thompson to head the Department of Justice's Corporate Fraud Task Force.
— Mr. Thompson is an Independent Trustee of various investment companies in the Franklin Templeton group of mutual funds and a Director and a member of the Compensation Committee of Graham Holdings Company (formerly The Washington Post Company).
— He also serves as an Advisory Director of the Georgia Justice Project.
— Mr. Thompson served as a Director of Southern Company from 2010 to 2012 and was a member of the Audit Committee.

Other public company directorships: Franklin, Templeton Series Mutual Funds, Graham Holdings Company (formerly a Director of Cbeyond, Inc.)



E. Jenner Wood III
(Independent)



Corporate Executive Vice President – Wholesale Banking, SunTrust Banks, Inc. (retired), banking

Age: 65

Director since: 2012

Board committees: Governance, Nuclear/ Operations

Director highlights: Mr. Wood's leadership experience and extensive background in finance, his involvement in the community and his significant familiarity with Georgia Power are valuable to the Board.

— Mr. Wood served as Corporate Executive Vice President – Wholesale Banking of SunTrust Banks, Inc. from October 2015 until his retirement in December 2016. Prior to that, he served as Chairman and Chief Executive Officer of the Atlanta Division of SunTrust Bank from 2001 to 2015. He began his career with SunTrust Banks, Inc. in 1975 and has advanced through various management positions including Chairman of the Board, President and Chief Executive Officer of the Georgia/North Florida Division and Chairman, President and Chief Executive Officer of SunTrust's Central Group with responsibility over Georgia and Tennessee.
— He served as a member of the Board of Georgia Power from 2002 until May 2012. During his tenure on the Georgia Power Board, he served as a member of the Compensation, Executive and Finance Committees.
— Mr. Wood is a Director of Oxford Industries, Inc., where he serves as Presiding Director and as a member of the Executive Committee, and a Director of Genuine Parts Company, where he serves on the Audit Committee and the Compensation, Nominating and Governance Committee.
— He is active in numerous civic and community organizations, serving as the Chairman of the Metro Atlanta Chamber of Commerce and as a Vice Chairman of the Robert W. Woodruff Foundation, the Joseph B. Whitehead Foundation and the Lettie Pate Evans Foundation. Mr. Wood also serves as a Trustee of the Sartain Lanier Family Foundation, Camp-Younts Foundation and the Jesse Parker Williams Foundation.

Other public company directorships: Genuine Parts Company, Oxford Industries, Inc. (formerly a Director of Crawford & Company and Georgia Power)

Southern Company Board

Majority Voting for Directors and Director Resignation Policy

Since 2010, we have had a majority vote standard for Director elections, which requires that a nominee for Director in an uncontested election receive a majority of the votes cast at a stockholder meeting in order to be elected to the Board. The Board believes that the majority vote standard in uncontested Director elections strengthens the Director nomination process and enhances Director accountability.

The Board believes this standard for uncontested elections is a more equitable standard than a plurality vote standard. A plurality vote standard guarantees the election of a Director in an uncontested election; however, a majority vote standard means that nominees in uncontested elections are only elected if a majority of the votes cast are voted in their favor.

We also have a Director resignation policy, which requires any nominee for election as a Director to submit an irrevocable letter of resignation as a condition to being named as such nominee, which would be tendered in the event that nominee fails to receive the affirmative vote of a majority of the votes cast in an uncontested election at a meeting of stockholders. Such resignation would be considered by the Board, and the Board would be required to either accept or reject such resignation within 90 days from the certification of the election results.

Director Independence Standards

No Director will be deemed to be independent unless the Board affirmatively determines that the Director has no material relationship with the Company directly or as an officer, stockholder or partner of an organization that has a relationship with the Company. The Board has adopted categorical guidelines which provide that a Director will not be deemed to be independent if within the preceding three years:

— The Director was employed by the Company or the Director's immediate family member was an executive officer of the Company.

— The Director has received, or the Director's immediate family member has received, during any 12-month period, direct compensation from the Company of more than $120,000, other than Director and committee fees. (Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered.)

— The Director was affiliated with or employed by, or the Director's immediate family member was affiliated with or employed in a professional capacity by, a present or former external auditor of the Company and personally worked on the Company's audit.

— The Director was employed, or the Director's immediate family member was employed, as an executive officer of a company where any member of the Company's present executive officers at the same time served on that company's compensation committee.

— The Director is a current employee, or the Director's immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any year, exceeds the greater of $1,000,000 or 2% of that company's consolidated gross revenues.

— The Director or the Director's spouse serves as an executive officer of a charitable organization to which the Company made discretionary contributions which, in any year, exceeds the greater of $1,000,000 or 2% of the organization's consolidated gross revenues.

Director Independence Review Process

At least annually, the Board receives a report on all commercial, consulting, legal, accounting, charitable or other business relationships that a Director or the Director's immediate family members have with the Company. This report includes all ordinary course transactions with entities with which the Directors are associated.

The Board determined that the Company and its subsidiaries followed our procurement policies and procedures, that the amounts reported were well under the thresholds contained in the Director independence requirements and that no Director had a direct or indirect material interest in the transactions included in the report.

The Board reviewed all contributions made by the Company and its subsidiaries to charitable organizations with which the Directors are associated. The Board determined that the contributions were consistent with other contributions by the Company and its subsidiaries to charitable organizations and none were approved outside the Company's normal procedures.

In determining Director independence, the Board considers transactions, if any, identified in the report discussed above that affect Director independence, including any transactions in which the amounts reported were above the threshold contained in the Director independence requirements and in which a Director had a direct or indirect material interest. No such transactions were identified and, as a result, no such transactions were considered by the Board. The Board also considered that, in the ordinary course of the Southern Company system's business, electricity and natural gas are provided to some Directors and entities with which the Directors are associated on the same terms and conditions as provided to other customers of the Southern Company system.

As a result of its review process, the Board affirmatively determined that 14 of our 15 Directors are independent

Juanita Powell Baranco	Donald M. James	
Jon A. Boscia	John D. Johns	
Henry A. Clark III	Dale E. Klein	
David J. Grain	William G. Smith, Jr.	
Veronica M. Hagen	Steven R. Specker	
Warren A. Hood, Jr.	Larry D. Thompson	
Linda P. Hudson	E. Jenner Wood III	

Board Independence

All Director nominees are independent except the CEO

Thomas A. Fanning, Chairman of the Board, President and Chief Executive Officer of the Company, is an employee and is not independent.



Identifying Nominees for Election to the Board

The Governance Committee, comprised entirely of independent Directors, is responsible for identifying, evaluating and recommending nominees for election to the Board. Final selection of the nominees for election to the Board is within the sole discretion of the Board.

The Board believes that, as a whole, it should have collective knowledge and experience in accounting, finance, leadership, business operations, risk management, corporate governance and our industry and service territories.

The Governance Committee only considers candidates with the highest degree of integrity and ethical standards. The Governance Committee evaluates a candidate's independence from management, ability to provide sound and informed judgment, history of achievement reflecting superior standards, willingness to commit sufficient time, financial literacy, number of other Board memberships, genuine interest in the Company and a recognition that, as a member of the Board, one is accountable to the stockholders of the Company, not to any particular interest group.

The Governance Committee also seeks to identify candidates with the capacity to bring relevant experience, relationships and perspectives regarding the service territories of our traditional electric operating companies and natural gas distribution utilities, which have operations in 19 states. We benefit from the experience of Directors who have previously served on the Boards of our traditional electric operating companies. We anticipate the same potential from non-management Directors who serve or will serve on the

Southern Company Gas Board. These operating company Boards provide an opportunity for Director candidates to cultivate significant relevant experience with our business.

The Governance Committee solicits recommendations for candidates for consideration from its current Directors and is authorized to engage third-party advisers to assist in the identification and evaluation of candidates for consideration.

Qualifications, Attributes, Skills and Experience of the Board as a Whole

	CEO or senior executive leadership experience
	Diversity of race, ethnicity, gender, age, cultural background or professional experience
	Electric or gas utility or nuclear operations experience
	Engineering, innovation or technology experience
	Federal, state or local government or regulatory experience
	Financial, banking or investment experience
	Knowledge of the traditional electric operating companies or Southern Company Gas
	Risk oversight or risk management experience

Diversity of our Board

While our Corporate Governance Guidelines do not prescribe diversity standards, the Guidelines mandate that the Board as a whole should be diverse. Our Board also believes that diversity is important, as a variety of points of view contributes to a more effective decision-making process.

The Governance Committee annually evaluates the expertise and needs of the Board to determine the proper membership and size. As part of this evaluation, the Governance Committee considers aspects of diversity, such as diversity of race, gender and ethnicity. Currently, the Board includes three women and three ethnic minorities, representing 33% of our Board. The Governance Committee also considers diversity of age, education, industry, business background and experience in the selection of candidates to serve on the Board.

The Governance Committee assesses the effectiveness of its efforts at pursuing diversity through its periodic evaluation of the Board's composition.



Board Diversity

3 women   33%   3 ethnic minorities



Board Refreshment

The Governance Committee regularly considers the long-term make up of our Board and how the members of our Board will change over time, including frequent consideration of potential Board candidates. The Board aims to strike a balance between the knowledge that comes from longer-term service on the Board with the new experience, ideas and energy that can come from adding Directors to the Board. In the last five years, we have added five independent Directors to our Board and have had two Directors retire.

We believe the average tenure for our independent Directors of approximately seven years reflects the balance the Board seeks between different perspectives brought by long-serving Directors and new Directors.



Board Tenure

Tenure of Independent Directors
(Years of consecutive service)

Average Tenure of Independent Directors: 7 years

Stockholder Recommendation of Board Candidates

Any stockholder may make recommendations for candidates for consideration by the Governance Committee by sending a written statement describing the candidate's qualifications, relevant biographical information and signed consent to serve. These materials should be submitted in writing to our Corporate Secretary and received by December 8, 2017 for consideration by the Governance Committee as a nominee for election at the 2018 annual meeting. A stockholder recommendation is reviewed in the same manner as candidates identified by the Governance Committee or recommended to the Governance Committee.

Board Structure and Processes

Board Leadership Structure

The Board believes that its current leadership structure, which has a combined role of Chairman and Chief Executive Officer counterbalanced by a strong independent Board led by a Lead Independent Director and independent Directors chairing each of the Board committees, is most suitable for us at this time and is in the best interest of stockholders because it provides the optimal balance between independent oversight of management and unified leadership.

— The combined role of Chairman and Chief Executive Officer is held by Tom Fanning who is the Director most familiar with our business and industry, including the regulatory structure and other industry-specific matters, as well as being most capable of effectively identifying strategic priorities and leading discussion and execution of strategy.

— Independent Directors and management have different perspectives and roles in strategy development. The Chief Executive Officer brings Company-specific experience and expertise, while our independent Directors bring experience, oversight and expertise from outside the Company and its industry.

— The Board believes that the combined role of Chairman and Chief Executive Officer promotes the development and execution of our strategy and facilitates the flow of information between management and the Board, which is essential to effective corporate governance.

Meetings of Non-Management Directors

Non-management Directors meet in executive session without any members of the Company's management present on each regularly-scheduled Board meeting date. These executive sessions promote an open discussion of matters in a manner that is independent of the Chairman and Chief Executive Officer. The Lead Independent Director chairs each of these executive sessions.

Meetings and Attendance

The Board met seven times in 2016. Our Directors are engaged, as demonstrated by the average Director attendance at all applicable Board and committee meetings in 2016 of 96%. No nominee attended less than 75% of applicable meetings.

All Director nominees are expected to attend the annual meeting of stockholders. All members of the Board serving on May 26, 2016 attended the annual meeting in 2016.



Director Engagement
2016 Board and Committee Meeting Attendance

Board and Committee Self-Evaluation Process

Our Board has a robust annual self-evaluation process. The Governance Committee oversees the annual self-assessment process on behalf of the Board. The charter of each committee of the Board also requires an annual performance evaluation, which is overseen by the chair of each committee.

Establish the Process

In December, the Governance Committee determines the discussion topics for the annual Board self-evaluation. Topics change from year to year and include, among others: tone, conduct and composition of the Board and the committees; Board duties and member responsiveness to duties; and management's responsiveness to the needs of the Board. The Chair of the Governance Committee distributes the discussion topics to each Board member and schedules individual calls with each Board member.



Individual Evaluation Conversations

In December and January, the Chair of the Governance Committee conducts the individual Board member evaluation calls. The Chair of the Governance Committee addresses the discussion topics as well as any other topics the Board member wishes to discuss.

Meet and Discuss Evaluation Results

In February, the Chair of the Governance Committee presents the results of the individual Board member evaluations to the Governance Committee. The Chair of the Governance Committee also presents the results to the full Board. The results are discussed among the Governance Committee members and the Board.

Review and Plan for the Future

Throughout the rest of the year, any matters requiring follow-up are addressed by the Chair of the Governance Committee or the applicable committee Chair. The Board also provides feedback to management as appropriate.




Message from our Lead Independent Director



Larry D. Thompson

❝ We strive to maintain an appropriate balance of tenure, diversity, skills and experience on the Board to address the needs of the Company we are today — and the Company we will be tomorrow.❞

I am honored to serve as Lead Independent Director of Southern Company and proud to be a part of a company that is building the future of energy. I was elected by the independent Directors to serve in this role for a two-year term to provide independent Board leadership.

I join with my fellow Board members in overseeing the long-term interests of our stockholders. Among our most important responsibilities are reviewing the Company's strategy, risks, financial plan and leadership to ensure the Company is well-positioned to continue growing value for stockholders. My fellow independent Directors and I are committed to, and value, our dialogue with management regarding the Company's long-term plans for growth.

We are committed to good corporate governance practices, as we believe that effective governance is a cornerstone of a successful long-term strategy. We have a strong and independent Board, with 14 of our 15 Directors independent of management and all of our Board committees chaired by and comprised of independent Directors. We routinely refresh our Board committees to strengthen our Directors' awareness of issues, broaden their perspectives and diversify each committee's expertise.

We regularly and thoughtfully evaluate our governance structures and practices and keep abreast of emerging governance issues. In 2016, we adopted proxy access. This year, we again have recommended that stockholders approve an amendment to the Certificate of Incorporation to reduce the supermajority vote requirement to a majority vote.

Board composition and refreshment are also a key focus for our Board, especially in light of the Company's 2016 acquisitions of Southern Company Gas and PowerSecure. For 2017, we are focused on ensuring that we have the expertise we need on the Board given our recent acquisitions and alliances.

As a group, my fellow Directors and I provide a significant breadth of experience and insight. We strive to maintain an appropriate balance of tenure, diversity, skills and experience on the Board to address the needs of the Company we are today and the Company we will be tomorrow.

Our Board is committed to helping Southern Company remain among the leaders in our industry, a reliable energy provider for customers and a solid investment for our stockholders.

Role of the Lead Independent Director

The Lead Independent Director is elected every two years by the independent Directors of the Board. At the 2016 annual meeting, Larry Thompson was elected by the independent Directors to serve as Lead Independent Director from May 25, 2016 until the 2018 annual meeting.

The Lead Independent Director has the following powers and responsibilities:

— Approving the agenda (with the ability to add agenda items) and schedule for Board meetings and information sent to the Board;
— Calling and chairing executive sessions of the non-management Directors;

— Chairing Board meetings in the absence of the Chairman;
— Meeting regularly with the Chairman;
— Acting as the principal liaison between the Chairman and the non-management Directors (although every Director has direct and complete access to the Chairman at any time);
— Serving as the primary contact Director for stockholders and other interested parties; and
— Communicating any sensitive issues to the Directors.



Board Risk Oversight

The Board and its committees have both general and specific risk oversight responsibilities. The Board has broad responsibility to provide oversight of significant risks we face primarily through direct engagement with our management and through delegation of ongoing risk oversight responsibilities to the committees. Any risk oversight that is not allocated to a committee remains with the Board.

At least annually, the Board reviews our risk profile to ensure that oversight of each risk is properly designated to an appropriate committee or the full Board. The charters of the committees and the checklist of agenda items for each committee define the areas of risk for which each committee is responsible for providing ongoing oversight.

Audit Committee

— Reviews risks and risk management activities related to financial reporting, ethics and compliance related risks.
— Reviews the adequacy of the risk oversight process and documentation that appropriate enterprise risk management and oversight are occurring. The documentation includes a report that tracks which significant risk reviews have occurred and the committee(s) reviewing such risks. In addition, an overview is provided at least annually of the risk assessment and profile process conducted by Company management.
— Receives regular updates from Internal Auditing and quarterly updates as part of the disclosure controls process.

Finance Committee

— Reviews risks and risk management activities related to financial matters of the Company such as financial integrity, major capital investments, dividend policy and financing programs.

Governance Committee

— Reviews risks and associated risk management activities related to state and federal regulatory and legislative environment.

Compensation and Management Succession Committee

— Reviews risks and associated risk management activities related to workforce issues.
— Reviews the assessment of risk associated with the Company's employee compensation policies and practices, particularly performance-based compensation, as they relate to risk management practices and/or risk-taking incentives. The review is conducted at least annually and whenever significant changes to any business unit's compensation practices are under consideration.

Nuclear/Operations Committee

— Reviews risks and associated risk management activities related to significant operations of the Southern Company system such as safety, system reliability, nuclear operations, environmental regulations, fuel cost and availability.
— Business Security subcommittee of the Nuclear/Operations Committee focuses on business strategies designed to prevent or address catastrophic business interruption due to physical or cyberattacks or natural disasters.

Each committee provides ongoing oversight for each of our most significant risks designated to it, reports to the Board on their oversight activities and elevates review of risk issues to the Board as appropriate. For each committee, the Chief Executive Officer of the Company has designated a member of executive management as the primary responsible officer for providing information and updates related to the significant risks. These officers ensure that all significant risks identified in the risk profile we develop are reviewed with the Board and/or the appropriate committee(s) at least annually.

Southern Company has a robust enterprise risk management program that facilitates identification, communication and management of the most significant risks throughout the Company within a formalized framework. Within this framework, risk governance and oversight are largely embedded in existing organizational and control structures. As a part of the governance structure, the Chief Risk Officer is accountable to the Chief Executive Officer and the Board for ensuring that enterprise risk oversight and management processes are established and operating effectively.

We believe that our leadership structure supports the risk oversight function of the Board. While we have a combined role of Chairman and Chief Executive Officer, an independent Director chairs each committee. There is regular, open communication between management and the Directors. All Directors are actively involved in the risk oversight function.

Succession Planning and Talent Development

Valuing and developing our people is a strategic priority for our Company, and succession planning and talent development are important at all levels within our organization to achieve business results. Succession planning and talent development are systematic and ongoing at all levels throughout the year.

The Compensation and Management Succession Committee oversees the development and implementation of succession plans for senior leadership positions. The process starts with management undertaking a full internal review of performance and development of leaders across the organization. Management presents and discusses with the Compensation and Management Succession Committee its evaluation and recommendations for senior leadership succession regularly throughout the year. The Compensation and Management Succession Committee regularly updates the Board on these discussions. The Compensation and Management Succession Committee is also regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

The Board annually reviews and evaluates succession plans for senior management and the CEO, including both a long-term succession plan and an emergency succession plan. To assist the Board, the CEO annually provides his assessment of senior leaders and their potential to succeed at key senior management positions. The evaluation is done in the context of the business strategy with a focus on risk management. The Board meets potential leaders at many levels across the organization through formal presentations and informal events throughout the year.



Southern Company Accolades



- *DiversityInc* recognized our Company as one of the "Top 50 Companies for Diversity."

- *DiversityInc* also ranked us No. 1 in its list of the "Top 10 Companies for Opportunity."

- Southern Company was recognized as a top employer for veterans and military personnel by a variety of publications, including *DiversityInc, GI Jobs* magazine, CivilianJobs.com and *Military Times EDGE* magazine.

- *Black Enterprise* magazine named Southern Company one of the "Top 50 Best Companies for Diversity" in its annual survey of the top publicly traded companies with U.S. operations.

- We earned a perfect score from the Human Rights Campaign on their Workplace Equality Index for 2017.

Communicating with the Board

We encourage stockholders or interested parties to communicate directly with the Company's Board, the independent Directors or the individual Directors, including the Lead Independent Director.

- Communications may be sent to the Board as a whole, to the independent Directors or to specified Directors, including the Lead Independent Director, by regular mail or electronic mail.
- Regular mail should be sent to the attention of the Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308.
- Electronic mail should be directed to *corpgov@southerncompany.com*. The electronic mail address also can be accessed from the Corporate Governance webpage located under Corporate Governance on our website at *investor.southerncompany.com* under the link entitled Governance Inquiries.

With the exception of commercial solicitations, all communications directed to the Board or to specified Directors will be relayed to them.

Other Governance Policies and Practices

Certain Relationships and Related Transactions

We have a robust system for identifying potential related person transactions.

— Our Audit Committee is responsible for overseeing our Code of Ethics, which includes policies relating to conflicts of interest. The Code of Ethics requires that all employees and Directors avoid conflicts of interest, defined as situations where the person's private interests conflict, or even appear to conflict, with the interests of the Company as a whole.

— At least annually, each Director and executive officer completes a detailed questionnaire that asks about any business relationship that may give rise to a conflict of interest and all transactions in which the Company is involved and in which the executive officer, a Director or a related person has a direct or indirect material interest.

— We conduct a review of our financial systems to identify potential conflicts of interest and related person transactions.

— We have a Contract Manual and other formal written procurement policies and procedures that guide the purchase of goods and services, including requiring competitive bids for most transactions above $10,000 or approval based on documented business needs for sole sourcing arrangements.

The approval and ratification of any related person transaction would be subject to these written policies and procedures which include:

— a determination of the need for the goods and services;
— preparation and evaluation of requests for proposals by supply chain management;
— the writing of contracts;
— controls and guidance regarding the evaluation of the proposals; and
— negotiation of contract terms and conditions.

As appropriate, these contracts are also reviewed by individuals in the legal, accounting and/or risk management/services departments prior to being approved by the responsible individual. The responsible individual will vary depending on the department requiring the goods and services, the dollar amount of the contract and the appropriate individual within that department who has the authority to approve a contract of the applicable dollar amount.

We do not have a written policy pertaining solely to the approval or ratification of related person transactions.

In 2016, Ms. Alexia B. Borden, the daughter of Paul Bowers, an executive officer of the Company, was employed by Alabama Power as vice president with responsibility for Governmental Affairs and received total compensation of $312,109, as calculated in accordance with SEC rules and regulations. Prior to joining Alabama Power in March 2016,

Ms. Borden was a partner in the Montgomery office of the law firm Balch & Bingham LLP (Balch). The Company, its subsidiaries and its predecessors have had a long-standing relationship with Balch for almost 100 years. While a partner at Balch, Ms. Borden performed work on matters for Alabama Power, which represented less than 0.5% of the amounts paid by the Southern Company system to Balch for 2016. The amount of compensation paid to Ms. Borden by Balch for 2016 was under the reporting threshold.

We do not have any other related person transactions that meet the requirements for disclosure in this proxy statement.

Jenner Wood, a Director since 2012, served as Corporate Executive Vice President – Wholesale Banking of SunTrust Banks, Inc. until December 31, 2016. During 2016, we continued our long-standing relationship with SunTrust and used the bank's services in the ordinary course of business. Our relationship with SunTrust has existed for more than 20 years. The payments made and received by the Company and SunTrust represented an immaterial amount and percentage of the Company's and SunTrust's revenues in 2016. We believe that the relationship during 2016 was non-preferential and that Mr. Wood did not personally participate in or benefit from this relationship.

In the ordinary course of the Southern Company system's business, electricity and natural gas are provided to some Directors and entities with which the Directors are associated on the same terms and conditions as provided to other customers of the Southern Company system.



Proxy Access

Proxy access generally refers to the right of stockholders who meet certain ownership thresholds to nominate one or more directors to the Board and have the nominees included in the Company's proxy materials and on the Company's proxy card.

In 2015, a stockholder submitted a proposal to adopt proxy access. The proposal was not approved by stockholders at the 2015 annual meeting. Given the level of stockholder support for the proposal and the Board's ongoing review of best corporate governance practices, the Board continued to discuss the possibility of adopting proxy access after the 2015 annual meeting.

At the 2016 annual meeting, the Board proposed for stockholder vote a proxy access amendment to our By-Laws. The Board's decision was the result of feedback from stockholder outreach, including the proponent of the proxy access proposal, consideration of evolving corporate governance trends and continuous review of our corporate governance practices. The Board believed that the By-Law

amendment provided meaningful rights to stockholders while promoting responsible use of these rights by stockholders.

The proposed amendment received overwhelming support (over 95%) from our stockholders at the 2016 annual meeting and was adopted in May 2016. The following are the key terms of the proxy access By-Law amendment:

— Any stockholder or group of up 20 stockholders
— Have maintained continuous qualifying ownership of at least 3% of our outstanding shares for at least three years
— Can nominate and include in our proxy materials Director nominees constituting the greater of two nominees or 20% (rounded down) of the number of Directors in our proxy materials for the next annual meeting

Nominating stockholder(s) and the nominee(s) must also meet the eligibility requirements in Section 47 of our By-Laws.

Stockholder Engagement

We place great importance on consistent dialogue with all of our stakeholders, including customers, employees and stockholders. We regularly engage in discussions with, and provide comprehensive information for, constituents interested in the Southern Company system's citizenship, stewardship and environmental compliance.

As part of these efforts, we began a more systematic approach to investor outreach in 2014 and involved members of our senior management. We are receptive to stakeholder concerns, and we are committed to transparency and proactive interactions with our investors.

Our management team participates in numerous investor meetings each year to discuss our business, our strategy and our financial results. These meetings include in-person, telephone and webcast conferences.

Members of our management team also participate in investor meetings that focus on key governance, compensation, and environmental topics. Since 2011, we have held environmental stakeholder forums, webinars, calls and meetings covering a range of topics – including regulatory and policy issues, system risk and planning related to renewables, energy efficiency and greenhouse gas matters.

Over the last year, our management team contacted institutions holding over 30% of our common stock, including every institutional investor that held at least 0.3% of our common stock, and offered to engage with these investors to discuss topics including corporate governance, executive compensation and environmental practices.



Timeline of Recent Actions

Based on feedback from investors, along with our ongoing evaluation of best practices, we have made a number of recent governance and disclosure enhancements.

2015 — Enhancing the alignment of pay for performance by shifting away from stock options and granting the long-term equity incentive award in the form of 100% performance shares tied to meeting three performance measures (cumulative EPS, ROE and relative TSR) over a three-year performance period

2016 — Adopting a no pledging policy applicable to our Directors and executive officers

2016 — Adding disclosure in the proxy statement about Board refreshment, Board and committee self-evaluation and management succession planning and talent development

2016 — Updating the presentation of our proxy statement to enhance readability and understanding by our stockholders

2016 — Adopting a proxy access right for our stockholders in the By-Laws

2016 — Eliminating the "fair price" anti-takeover provision in the Certificate of Incorporation

2017 — Proposing the elimination of the supermajority provision in the Certificate of Incorporation (also proposed in 2013 and 2016)

2017 — Adding a message from our Lead Independent Director

Political Contributions Policy

We believe that we have a responsibility to customers and stockholders to participate in the political process and, where appropriate, to make expenditures in connection with elections for public office and in connection with non-candidate state and local ballot initiatives such as referendums and constitutional amendments.

The Company and its subsidiaries comply with all laws governing the making of political contributions or expenditures, including independent expenditures and using corporate funds in connection with elections for public office. All political contributions or independent expenditures must be approved in advance by the Chief Executive Officer, the senior External Affairs Officer and the General Counsel (if applicable) of the Southern Company entity making the disbursement.

The Board reviews the Company's political contributions and its policies and procedures regarding political contributions. Any corporate political contributions or independent expenditures made by the Company and its subsidiaries in connection with elections for public office, as well as any payments made by the Company and its subsidiaries to other organizations that are designated for their use in making political contributions or independent expenditures, are reviewed at least annually with the Board. Any corporate contributions to ballot initiative campaign committees also are reviewed annually with the Board.

Our Responsibility

The Southern Company system is committed to developing the full portfolio of generation resources – natural gas, 21st century coal, nuclear and renewables such as wind and solar – together with an emphasis on energy efficiency, while designing and deploying advanced technologies to provide clean, safe, reliable and affordable energy to customers and communities. An industry leader in robust, proprietary research and development, we have managed approximately $2 billion in research and development investments since the 1960s, leading to the creation of new, innovative technologies that are improving the way America produces and uses energy.

Our greatest asset in this effort is our employees. Our workforce is engaged in cultivating and leveraging this inventive mindset. We are collaborating with forward-looking companies and seeking partnerships with the brightest minds, leading universities and cutting-edge research organizations.

We continually strive to reduce the environmental impact of our operations, help customers use energy more wisely and conserve natural resources. The Southern Company system has reduced sulfur dioxide and nitrogen oxides emissions nearly 80% since 1990 and mercury emissions by more than 70% since 2005, while electricity generation has increased. Through 2016, the Southern Company system has also invested approximately $11.4 billion to put environmental control technologies to work for customers.

We are active members of the communities we serve. As evidence of this commitment, employees consistently give more than 200,000 hours of volunteer community service annually and help lead economic development efforts.

To learn more about the Company's corporate responsibility efforts, please view our Corporate Responsibility Report by visiting *http://www.southerncompany.com/what-doing/corporate-responsibility/home.cshtml*, and our environmental reports by visiting *www.southerncompany.com/what-doing/environmental-reports.cshtml*.

Corporate Governance Website

In addition to our Corporate Governance Guidelines (which include Board independence criteria), other information relating to our corporate governance is available on our website at *investor.southerncompany.com* under Corporate Governance.

- — Board of Directors — Background and Experience
- — Composition of Board Committees
- — Board Committee Charters
- — Link for on-line communication with Board of Directors
- — Management Council — Background and Experience

- — Executive Stock Ownership Requirements
- — Code of Ethics
- — By-Laws
- — SEC filings
- — Policies and Practices for Political Spending and Lobbying-Related Activities
- — Anti-Hedging and Anti-Pledging Provision

These documents also may be obtained by requesting a copy from the Corporate Secretary, Southern Company, 30 Ivan Allen Jr. Boulevard NW, Atlanta, Georgia 30308.

Committees of the Board

Charters for each of the five standing committees can be found at our website at *investor.southerncompany.com* under Corporate Governance.

Audit Committee


John D. Johns
Chair


Juanita Powell Baranco


Jon A. Boscia


Warren A. Hood, Jr.

Meetings in 2016: 10

The Audit Committee's duties and responsibilities include the following:

— Oversee the Company's financial reporting, audit process, internal controls and legal, regulatory and ethical compliance.
— Appoint the Company's independent registered public accounting firm, approve its services and fees and establish and review the scope and timing of its audits.
— Review and discuss the Company's financial statements with management, the internal auditors and the independent registered public accounting firm, including critical accounting policies and practices, material alternative financial treatments within generally accepted accounting principles, proposed adjustments, control recommendations, significant management judgments and accounting estimates, new accounting policies, changes in accounting principles, any disagreements with management and other material written communications between the internal auditors and/or the independent registered public accounting firm and management.
— Recommend the filing of the Company's and its registrant subsidiaries' annual financial statements with the SEC.

The Board has determined that all members of the Audit Committee are independent as defined by the NYSE corporate governance rules within its listing standards and rules of the SEC promulgated pursuant to the Sarbanes-Oxley Act of 2002.

The Board has determined that all members of the Audit Committee are financially literate under NYSE corporate governance rules and that each of Jon A. Boscia and John D. Johns qualify as an audit committee financial expert as defined by the SEC.

Finance Committee


David J. Grain
Chair


Henry A. Clark III


Donald M. James


William G. Smith, Jr.


Larry D. Thompson

Meetings in 2016: 9

The Finance Committee's duties and responsibilities include the following:

— Review the Company's financial matters and recommend actions such as dividend philosophy and financial plan approval to the Board.
— Provide input regarding the Company's financial plan and associated financial goals.

The Board has determined that each member of the Finance Committee is independent.

Compensation and Management Succession Committee


Henry A. Clark III
Chair


David J. Grain


Donald M. James


Dale E. Klein


Steven R. Specker

Meetings in 2016: 10

The Compensation and Management Succession Committee's duties and responsibilities include the following:

— Evaluate the performance of the CEO at least annually, review the evaluation with the independent Directors of the Board and approve the compensation level of the CEO for ratification by the independent Directors of the Board based on this evaluation.
— Oversee the evaluation of the other executive officers and review and approve the compensation level of the other executive officers.
— Review and approve compensation plans and programs, including performance-based compensation, equity-based compensation programs and perquisites.
— Review CEO and other management succession plans with the CEO and the full Board, including succession of the CEO in the event of an emergency.
— Review risks and associated risk management activities related to workforce issues.
— Review the assessment of risk associated with employee compensation policies and practices, particularly performance-based compensation, as they relate to risk management practices and/or risk-taking incentives.
— Review and discuss with management the Compensation Discussion and Analysis (CD&A).

The Board has determined that all members of the Compensation and Management Succession Committee are independent as defined by the NYSE corporate governance rules within its listing standards.

The Compensation and Management Succession Committee engaged Pay Governance LLC (Pay Governance) to provide an independent assessment of the current executive compensation program and any management-recommended changes to that program and to work with management to ensure that the executive compensation program is designed and administered consistent with the Compensation and Management Succession Committee's requirements. Pay Governance also advises the Compensation and Management Succession Committee on executive compensation and related corporate governance trends.

Pay Governance is engaged solely by the Compensation and Management Succession Committee and does not provide any services directly to management unless authorized to do so by the Compensation and Management Succession Committee. The Compensation and Management Succession Committee reviewed Pay Governance's independence and determined that Pay Governance is independent and the engagement did not present any conflicts of interest. Pay Governance also determined that it was independent from management, which was confirmed in a written statement delivered to the Compensation and Management Succession Committee.

Governance Committee


Veronica M. Hagen
Chair


Linda P. Hudson


William G. Smith, Jr.


Larry D. Thompson


E. Jenner Wood III

Meetings in 2016: 6

The Governance Committee's duties and responsibilities include the following:

- Recommend Board size and membership criteria and identify, evaluate and recommend Director candidates.
- Oversee and make recommendations regarding the composition of the Board and its committees.
- Review and make recommendations regarding total compensation for non-employee Directors.
- Periodically review and recommend updates to the Corporate Governance Guidelines and Board committee charters.
- Coordinate the performance evaluations of the Board and its committees.

The Board has determined that each member of the Governance Committee is independent.

Nuclear/Operations Committee


Steven R. Specker
Chair


Veronica M. Hagen


Linda P. Hudson


Dale E. Klein


E. Jenner Wood III

Meetings in 2016: 5

The Nuclear/Operations Committee's duties and responsibilities include the following:

- Oversee information, activities and events relative to significant operations of the Southern Company system including nuclear and other power generation facilities, transmission and distribution, fuel and information technology initiatives.
- Oversee the Southern Company system's management of significant construction projects.
- Provide input to the Compensation Committee on the key operational goals and metrics for the annual short-term incentive compensation program.

The Board has determined that each member of the Nuclear/Operations Committee is independent.

Business Security Subcommittee

In 2014, the Board established a Business Security Subcommittee of the Nuclear/Operations Committee, currently comprised of Linda P. Hudson (Chair) and Dale E. Klein. The subcommittee held four meetings in 2016.

The Business Security Subcommittee's responsibilities include the following:

- Oversee management's efforts to establish and continuously improve enterprise-wide security policies, programs, standards and controls.
- Oversee management's efforts to monitor significant security events and operational and compliance activities.



Director Compensation

Only non-employee Directors of the Company are compensated for service on the Board. For 2016, the pay components for non-employee Directors were:

Annual cash retainers	
Cash retainer	$110,000
Additional cash retainer if serving as the Lead Independent Director of the Board	$30,000
Additional cash retainer if serving as a chair of a committee of the Board	$20,000
Additional cash retainer if serving on the Business Security Subcommittee of the Nuclear/Operations Committee	$12,500
Annual equity grant	
In deferred common stock units until Board membership ends	$140,000
Meeting fees	
Meeting fees are not paid for participation in a meeting of the Board	-
Meeting fees are not paid for participation in a meeting of a committee or subcommittee of the Board	-

Director Compensation Table

The following table reports compensation to the non-employee Directors during 2016.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Juanita Powell Baranco	110,000	140,000	0	250,000
Jon A. Boscia	118,334	140,000	0	258,334
Henry A. Clark III	130,000	140,000	0	270,000
David J. Grain	121,666	140,000	0	261,666
Veronica M. Hagen	132,500	140,000	0	272,500
Warren A. Hood, Jr.	110,000	140,000	0	250,000
Linda P. Hudson	122,500	140,000	0	262,500
Donald M. James	118,334	140,000	0	258,334
John D. Johns	121,666	140,000	0	261,666
Dale E. Klein	122,500	140,000	0	262,500
William G. Smith, Jr.	118,334	140,000	0	258,334
Steven R. Specker	130,000	140,000	0	270,000
Larry D. Thompson	127,500	140,000	0	267,500
E. Jenner Wood III	110,000	140,000	0	250,000

(1)   Includes amounts voluntarily deferred in the Director Deferred Compensation Plan.

(2)   Represents the grant date fair market value of deferred common stock units.

(3)   No non-employee Director of the Company received perquisites in an amount above the reporting threshold.



Director Stock Ownership Guidelines

Under our Corporate Governance Guidelines, non-employee Directors are required to beneficially own, within five years of their initial election to the Board, common stock equal to at least five times the annual cash retainer. The annual equity grant for non-employee Directors is required to be deferred until Board membership ends. All non-employee Directors either meet the stock ownership guideline or are expected to meet the guideline within the allowed timeframe.

Director Deferred Compensation Plan

The annual equity grant is required to be deferred in shares of common stock under the Deferred Compensation Plan for Outside Directors of The Southern Company, as amended and restated effective January 1, 2008 (Director Deferred Compensation Plan), and invested in common stock units which earn dividends as if invested in common stock. Earnings are reinvested in additional stock units. Upon leaving the Board, distributions are made in common stock or cash.

In addition, Directors may elect to defer up to 100% of their remaining compensation in the Director Deferred Compensation Plan until membership on the Board ends. Such deferred compensation may be invested as follows, at the Director's election:

— in common stock units which earn dividends as if invested in common stock and are distributed in shares of common stock or cash upon leaving the Board; or

— at the prime interest rate which is paid in cash upon leaving the Board.

All investments and earnings in the Director Deferred Compensation Plan are fully vested and, at the election of the Director, may be distributed in a lump-sum payment, or in up to 10 annual distributions after leaving the Board. We have established a grantor trust that primarily holds common stock that funds the common stock units that are distributed in shares of common stock. Directors have voting rights in the shares held in the trust attributable to these units.

Governance Related Company Proposal

<table>
<tr><td>Item
2</td><td>Approve an Amendment to the Certificate of Incorporation to Reduce the Supermajority Vote Requirement to a Majority Vote</td><td>The Board has determined that it is in the best interest of the Company and its stockholders to reduce the current two-thirds supermajority vote requirement in Article Eleventh of the Certificate to a majority vote.

 The Board recommends a vote **FOR** approval of an amendment to the Certificate to reduce the supermajority vote requirement to a majority vote.</td></tr>
</table>

Background

Article Eleventh of our Certificate currently requires the affirmative vote of the holders of at least two-thirds of our issued and outstanding common stock in order to:

— Authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock (collectively, Stock Changes); and

— Amend, alter, change or repeal subdivision (2) of Article Ninth (with respect to working capital determinations), Article Twelfth (with respect to preemptive rights), Article Eleventh (with respect to Stock Changes and amendments to the Certificate) or any provision contained in the Certificate or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock.

The proposed amendment is the result of the Board's ongoing review of the Company's corporate governance principles, including consideration of a stockholder proposal on this topic.

A supermajority vote requirement like the one contained in this article of the Certificate is intended to facilitate corporate governance stability and provide protection against self-interested action by large stockholders by requiring broad stockholder consensus to make certain fundamental changes. However, while such protection can be beneficial to stockholders, as corporate governance standards have evolved, many stockholders and commentators now view this provision as limiting the Board's accountability to stockholders and the ability of stockholders to effectively participate in corporate governance.

After considering the arguments in favor of and against the existing supermajority vote requirement, the Board voted to propose and declare advisable, and to recommend to stockholders that they approve, an amendment to Article Eleventh of the Certificate to reduce the two-thirds supermajority vote requirement to a majority vote requirement to (1) effect any Stock Changes and (2) amend, alter, change or repeal certain provisions of the Certificate.

Our Board proposed similar amendments to the Certificate in 2013 and 2016 and recommended that stockholders vote for the proposal. In 2016, the proposal received 97% support of the votes that were cast, representing 57% of the issued and outstanding shares. Despite the strong support, the proposal did not achieve the stockholder vote necessary to pass (affirmative vote of at least two-thirds of the issued and outstanding shares).

Amendment

The proposed amendment to Article Eleventh of the Certificate includes the following:

— Replace the two-thirds supermajority vote requirement with a requirement that the affirmative vote of a majority of the issued and outstanding shares of common stock is required to approve any Stock Change; and

— Remove the two-thirds supermajority vote requirement necessary to amend, alter, change or repeal certain provisions of the Certificate, as more fully described above, so that all amendments, alterations, changes or repeals of the Certificate require the affirmative vote of a majority of the issued and outstanding shares of the capital stock of the Company, which is the default voting standard for such actions under Delaware law.

The text of the proposed amendment to Article Eleventh of the Certificate, marked to show changes from the current Article Eleventh, is included as Appendix A to this proxy statement.

If the proposal is approved, it will become effective upon filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which we would make promptly after the annual meeting.

The Board recommends a vote FOR approval of an amendment to the Certificate to reduce the supermajority vote requirement to a majority vote.

Compensation Discussion and Analysis

Letter from the Compensation and Management Succession Committee (Compensation Committee)

Dear Southern Company Stockholder,

2016 was a successful year for Southern Company with strong financial and operational performance.

- Our adjusted EPS for 2016 was above the top of the guidance range we established at the beginning of the year.
- We increased our dividend by seven cents per share, effective as of the second quarter of 2016.
- We completed acquisitions of Southern Company Gas and PowerSecure, acquired a 50% equity interest in Southern Natural Gas and announced a strategic alliance with Bloom Energy.
- Alabama Power, Georgia Power, Gulf Power Company (Gulf Power), Mississippi Power and Southern Company continued to achieve the top five rankings on the Customer Value Benchmark Survey.
- Southern Power announced the acquisition of 11 renewable facilities, expanding its total renewable energy portfolio to over 3,500 megawatts, including capacity announced, acquired or under construction at the end of 2016.
- We made significant progress with construction at Georgia Power's Plant Vogtle Units 3 and 4 and construction and startup of Mississippi Power's Kemper County energy facility.

In 2016, Southern Company delivered a 9.9% annualized return to stockholders, and over the period from 2014 to 2016 Southern Company delivered an 11.2% annualized return to stockholders. However, in recent years Southern Company's TSR underperformed as compared to other utility company peers and as compared to the S&P 500. We believe this level of performance is largely attributable to investor sentiment regarding our major construction projects, the implications of actual and potential federal tax law changes and the high correlation of our stock to interest rates. The underperformance of our TSR as compared to utility peers has significantly impacted the pay realized by our executive officers over the past few years.

We continue to provide clean, safe, reliable and affordable energy to millions of customers. We believe that focusing on the customer, operating premier state-regulated utilities and investing in energy infrastructure projects under long-term contracts will continue to support regular, predictable and sustainable long-term earnings and dividend growth. We believe that achieving these objectives will deliver superior risk-adjusted TSR for our investors.

What You will Find in this CD&A

This CD&A describes what we pay, why we pay it and how we made our pay decisions for 2016. It also demonstrates how our executive pay program reflects our compensation philosophy, including the importance of linking performance and compensation.

We target the total direct compensation for our executives at market median and place a significant portion of that target compensation "at risk" – subject to achieving both short-term and long-term performance goals. In fact, only the base salary portion of executive compensation is fixed.

CEO Target Pay


89% At Risk-Subject to Performance Goals
Salary
11%
Annual Cash Incentive Award
16%
Long-Term Equity Incentive Award
73%

We have received strong support for our executive compensation program

At the 2016 annual meeting, the advisory vote on 2015 executive compensation was overwhelmingly supported by our stockholders, receiving support of 93% of the votes cast.

We have continued with the same compensation program structure for 2016, tying a significant majority of executive compensation to performance. The key performance based elements are the annual cash incentive award and the long-term equity incentive award.

Annual Cash Incentive Award

— Awards under our Performance Pay Program are earned based on the achievement of performance goals over a one-year performance period.

— Performance goals for 2016 include financial goals (EPS and business unit net income), operational goals and individual performance goals intended to drive performance that we believe will lead to long-term success for the Company.

— Payout is made in cash after the end of the performance period.

Long-Term Equity Incentive Award

— Awards under our Performance Share Program are granted in the form of performance share units that are earned based on the achievement of performance goals over a three-year performance period.

— Performance goals for the 2016 to 2018 performance period include a cumulative three-year EPS goal (25% weighting), an equity-weighted ROE goal (25% weighting) and a relative TSR performance goal (50% weighting).

— Payout is made in shares of common stock after the end of the three-year performance period.

Our compensation program is designed to be consistent with our business strategy

The customer is at the center of everything we do at Southern Company, and this business model serves as our guiding principle. Our goal is to sustain long-term financial and operational success and to create long-term value for our stockholders by keeping customers first and providing them with outstanding customer service and clean, safe, reliable and affordable energy.

Our compensation program is designed to be consistent with our business strategy. By linking pay and performance, we align our executive officers with both stockholder and customer interests. We design our program to attract, engage, competitively compensate and retain our employees.

Valuing and developing our people is a strategic priority

We focus on talent development at all levels within our organization to drive performance and engagement and foster professional growth. We believe this leads to a deep bench of talent that is important to management succession planning.

Our Committee members are engaged and focused on our top priorities

We held ten Compensation Committee meetings during 2016, and the average Director attendance at our meetings in 2016 was 94%. We are engaged and take our responsibilities very seriously in establishing and overseeing the Southern Company executive compensation program and overseeing management succession planning.

We thank you for your continued support.

Report of the Compensation Committee

We met with management to review and discuss the CD&A. Based on that review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.



Henry A. Clark III
Chair



David J. Grain



Donald M. James



Dale E. Klein



Steven R. Specker



Named Executive Officers for 2016

This CD&A focuses on the compensation for our Chief Executive Officer and Chief Financial Officer as well as our three other most highly compensated executive officers serving at the end of the year. Collectively, these officers are referred to as the NEOs.

Name	Title
Tom Fanning	Chairman of the Board, President and Chief Executive Officer of the Company
Art Beattie	Executive Vice President and Chief Financial Officer of the Company (CFO)
Paul Bowers	Executive Vice President of the Company and Chairman, President and Chief Executive Officer of Georgia Power (Georgia Power CEO)
Mark Crosswhite	Executive Vice President of the Company and Chairman, President and Chief Executive Officer of Alabama Power (Alabama Power CEO)
Drew Evans	Executive Vice President of the Company and Chairman, President and Chief Executive Officer of Southern Company Gas (Gas CEO)

Drew Evans became an employee of the Southern Company system as of July 1, 2016 in connection with our acquisition of Southern Company Gas. Mr. Evans did not participate in the same compensation programs as the NEOs that were employed by us throughout 2016. A description of Mr. Evans' compensation begins on page 56.

Compensation Governance Overview

What We Do

- ✓ 89% of CEO target pay is "at-risk" based on achievement of performance goals
- ✓ Performance shares subject to achievement of three performance measures over a three-year period: cumulative EPS, ROE and relative TSR
- ✓ Clawback provision for performance-based pay
- ✓ Independent compensation consultant
- ✓ Policy against hedging and pledging
- ✓ Dividends on stock awards received only if underlying award is earned
- ✓ Annual charter review and self-evaluation by the Compensation Committee
- ✓ Strong stock ownership requirements
- ✓ Annual pay risk assessment
- ✓ Change-in-control severance payouts require double-trigger of change in control and termination of employment
- ✓ Annual review of tally sheets
- ✓ Ongoing stockholder engagement
- ✓ Regular updates on best practices to the Compensation Committee from the independent compensation consultant

What We Don't Do

- ✗ No tax gross ups for NEOs (except on certain relocation-related expenses)
- ✗ NEOs receive limited ongoing perquisites that make up a small portion of total compensation
- ✗ No employment agreements with our executives
- ✗ No stock option repricing without stockholder approval
- ✗ No excise tax gross-ups on change-in-control severance arrangements
- ✗ Granting of equity awards are not timed to coincide with the release of material, non-public information

Changes to Long-Term Equity Incentive Program

Based on feedback from investors and input from our independent compensation consultant, along with our ongoing evaluation of best practices, the makeup of our long-term equity incentive program has changed over the past five years.

2012–2014 — 60% performance shares with a relative TSR performance measure over a three-year performance period and 40% stock options

2015–2016 — 100% performance shares with three performance measures over a three-year performance period: cumulative EPS, equity-weighted ROE and relative TSR

Business Overview

We are one of America's premier energy companies, serving over nine million electric and natural gas customers through our state regulated utilities. We are developing a platform of solutions to meet customers' needs, including a portfolio of generation resources – natural gas, 21st century coal, nuclear and renewables such as wind and solar generation – infrastructure for energy transportation and delivery, as well as customized solutions for distributed infrastructure and energy efficiency.

Our strategy is to maximize long-term value to stockholders through a customer, community and relationship-focused business model that provides clean, safe, reliable and affordable energy to millions of customers.

Key 2016 Acquisitions and Alliances

2016 was an important year for Southern Company as we continue to enhance energy offerings for customers

— Acquired PowerSecure on May 9, 2016
— Acquired Southern Company Gas on July 1, 2016
— Acquired a 50% equity interest in Southern Natural Gas on September 1, 2016
— Entered into a strategic alliance with Bloom Energy for the deployment of fuel cell and battery storage technologies

Key 2016 Financial Results

— Reported strong adjusted EPS*, significantly exceeding the target EPS goal of $2.82 set under our annual incentive compensation program
— Each of Alabama Power, Georgia Power, Gulf Power, Mississippi Power and Southern Power exceeded its net income goal set under our annual incentive compensation program
— Increased our dividend for the 15th consecutive year with dividend yield as of year-end 2016 at 4.5%
— Since 1948, quarterly dividends paid to stockholders have equaled or exceeded the previous quarter



Earnings Per Share

Reported EPS — 2014: $2.19, 2015: $2.60, 2016: $2.57

Adjusted EPS* — 2014: $2.80, 2015: $2.89, 2016: $2.89



Dividends Paid

Increased 7 cents each year — 2014: $2.08, 2015: $2.15, 2016: $2.22

Over $2.1 Billion paid to stockholders in 2016

Key 2016 Operational Results

— Achieved top five positions in customer satisfaction survey results
— Industry-leading generation availability performance
— Nuclear operations continued to perform among industry leaders
— Continued to deliver excellent transmission and distribution reliability
— Continued Southern Company Gas' history of safely and reliably delivering natural gas

* Adjusted EPS results approved by the Compensation Committee exclude the impact of charges related to the Kemper County integrated coal gasification combined cycle facility (Kemper IGCC); equity return related to the Kemper IGCC schedule extension; and earnings, acquisition costs, integration costs and financing costs related to Southern Company Gas and Southern Natural Gas. These adjustments are consistent with the earnings results publicly communicated to investors. For a reconciliation of adjusted EPS, see page 88.



Major Projects Update

— We made significant progress with construction at Plant Vogtle Units 3 and 4
— Georgia Public Service Commission (PSC) approved the Vogtle 3 and 4 prudence settlement agreement that deemed or presumed prudent costs aggregating $5.68 billion while providing contingencies for both cost and schedule
— Kemper IGCC facility achieved integrated operations for both gasifier trains and combustion turbines in 2017
— Though we recorded estimated losses of $428 million in 2016 associated with the Kemper IGCC, we made significant progress with construction and startup

Total Shareholder Return

We have created long-term value for our stockholders, reflected in our outperformance against the S&P 500 and the Philadelphia Utilities Index over the long term. In 2016 we delivered a 9.9% annualized return to stockholders, and over a three-year period we delivered an 11.2% annualized return to stockholders. However, our TSR has underperformed the Philadelphia Utility Index over the past one-, three- and five-years periods and has underperformed the S&P 500 for the one- and five-year periods. We believe this is largely attributable to investor sentiment regarding our major construction projects, the implications of actual and potential federal tax law changes and the high correlation of our stock to interest rates.



* 30-year results for the Philadelphia Utility Index are not available.

Analysis of CEO Pay

Reported, Realizable and Realized Compensation

The Summary Compensation Table shows reported pay. However, because a significant majority of reported pay represents the target value of long-term equity incentive compensation that is "at risk" and subject to the achievement of performance goals, much of the reported pay may or may not ultimately be received by the CEO.

To illustrate the link between pay and performance for our CEO, the following chart compares reported, realizable and realized compensation for 2014, 2015 and 2016 by type of compensation.

Reported: The Summary Compensation Table reported pay (excluding the change in pension value) for 2014, 2015 and 2016.

Realizable: The potential value of the reported pay for 2014, 2015 and 2016 as of December 31, 2016, based upon our closing stock price ($49.19) and the estimated payout value for each outstanding Performance Share Program award.

Realized: The actual pay received by the CEO in 2014, 2015 and 2016.

We believe the chart demonstrates that the CEO's realizable and realized compensation is aligned with stockholder value creation, including stock price appreciation and relative TSR performance.

— The realizable value of the CEO's compensation decreased from 2014 to 2015 and from 2015 to 2016, primarily due to our relative TSR underperformance over that time period.
— The realized value of the CEO's compensation decreased significantly from 2014 to 2015 and again decreased from 2015 to 2016. The 2014 realized value was positively impacted by the CEO's exercise of stock options that had been granted from 2009 to 2012, reflecting the value earned as a result of our stock price appreciation over time. However, the Performance Share Program results were at 28%, 14% and 0% of target for 2014, 2015 and 2016, respectively. The Performance Share Program results reflect our relative TSR performance for each performance period.

The realizable and realized values that the CEO may ultimately earn for the Performance Share Program awards granted in 2015 and 2016 will change in line with our relative TSR performance and our EPS and ROE performance over each performance period.



Reported, Realizable and Realized CEO Compensation ($ millions)

Reported (Summary Compensation Table) pay is calculated as (1) base salary and all other compensation, (2) actual PPP earned and (3) the target value of the 2014 stock option grant and the 2014, 2015 and 2016 PSP award grants, each as reported in the Summary Compensation Table on page 62.

Realizable (potential) pay is calculated as (1) base salary and all other compensation, (2) actual PPP award earned and (3) the estimated payout value of the 2014 stock option grant and the 2014, 2015 and 2016 PSP award grants as of December 31, 2016.

— 2014: For the 2014 PSP award, no amount is realizable by the CEO because our relative TSR performance was below threshold performance and payout was at 0%. The 2014 stock option grant had an exercise price of $41.28 per share. We calculate the realizable value by subtracting the exercise price of the stock option from our closing stock price on December 31, 2016 and multiplying by the number of options granted. The CEO has not yet realized this value, and the realizable value will fluctuate with our stock price.

— 2015 and 2016: The 2015 and 2016 PSP award grants are partially through their three-year performance cycle. The PSP value represents the estimated payout value for the 2015 and 2016 PSP award grants calculated as of December 31, 2016, multiplied by the target number of performance share units and the closing stock price on December 31, 2016.

Realized (actual) pay is calculated as (1) base salary and all other compensation, (2) actual PPP earned and (3) the value of stock options exercised or PSP awards earned in 2014, 2015 or 2016.

— 2014: The PSP award for the 2012 to 2014 performance period, which had a relative TSR performance goal, was earned at 14% of target. The CEO exercised stock options granted in 2009 to 2012 for which the CEO received a value on exercise of $10.3 million (before taxes).
— 2015: The PSP award for the 2013 to 2015 performance period, which had a relative TSR performance goal, was earned at 28% of target.
— 2016: The PSP award for the 2014 to 2016 performance period, which had a relative TSR performance goal, was earned at 0% of target.



2016 Pay for Performance Analysis

2016 Financial Performance

2016 was a successful year for us, with our adjusted EPS exceeding our guidance range for the year. We expanded our reach while continuing the strong financial performance of our traditional electric operating companies and our electric wholesale subsidiary, Southern Power.

Financial Goals and Achievement for 2016 Performance Pay Program

We exceeded the financial goals for the year set by the Compensation Committee under our 2016 Performance Pay Program. Financial measures tied to compensation performance goals included EPS for Southern Company and net income for our various business units.

Financial Goals and Achievement

	Threshold	Target	Maximum
Southern Company EPS*	$2.68	$2.82	$2.89 (171%) — $2.96
Alabama Power Net Income**	$713M	$774M	$822M (177%) — $836M
Georgia Power Net Income**	$1,126M	$1,235M	$1,333M (173%) — $1,384M
Gulf Power Net Income**	$105M	$119M	$131M (187%) — $132M
Mississippi Power Net Income**	$130M	$157M	$181M (190%) — $184M
Southern Power Net Income**	$160M	$220M	$339M (192%) — $349M

*   In determining EPS for compensation goal achievement purposes, the Compensation Committee excluded the impact of charges related to the Kemper IGCC; equity return related to the Kemper IGCC schedule extension; and earnings, acquisition costs, integration costs and financing costs related to Southern Company Gas and Southern Natural Gas.

**   In determining net income for compensation goal achievement purposes, the Compensation Committee excluded certain integration costs. In addition, in determining Mississippi Power's net income for compensation goal achievement purposes, the Compensation Committee excluded the impact of charges related to the Kemper IGCC and the equity return related to the Kemper IGCC schedule extension.

2016 Operational Performance

We demonstrated strong operational performance for the year.

Operational Goal Achievement for 2016 Performance Pay Program

Operating performance was strong across the Southern Company system for 2016. Operational measures for the 2016 Performance Pay Program included customer satisfaction, reliability, availability, nuclear plant operations, major projects, safety and culture. Measures and weightings vary among the operating companies.



Customer Service

In 2016, our companies continued to outrank the average utility score for residential customer satisfaction on the American Customer Service Satisfaction Index, and most of our electric subsidiaries were ranked among the best in the nation by the J.D. Power and Associates Customer Satisfaction Study. For the 18th consecutive year, Southern Company and its four traditional electric operating companies ranked in the top quartile overall on the Customer Value Benchmark Survey, our annual peer comparison of U.S. electric utilities based on residential, general business and large business customer value scores.

Reliability, Availability and Nuclear Plant Operations

Our continuous investment in new technology, maintenance and upgrades enables us to provide a high level of reliability to the customers and communities we are privileged to serve. We are able to achieve our customer satisfaction success by continuing to focus on the fundamentals and delivering clean, safe, reliable and affordable energy to customers.

The generation fleet and nuclear operations provided industry leading performance, which helps to ensure that affordable energy is available to meet demand when it is needed the most. Peak season equivalent forced outage rate (Peak Season EFOR) is an indicator of fossil/hydro plant reliability during the months when generation needs are greatest. Our fossil/hydro Peak Season EFOR performance and our performance on nuclear operations goals for 2016 were above target.

Transmission and distribution system reliability performance is measured by the frequency and duration of outages, with performance targets set based on historical performances. For 2016, our performance was above target for both transmission reliability and distribution reliability.



Major Projects

At Plant Vogtle, Georgia Power and the other project co-owners have contracted to build the first new nuclear reactors in the U.S. in more than three decades. Georgia Power achieved significant milestones for construction and operational readiness during the year. The Georgia PSC voted to approve a prudence settlement agreement that either deemed or presumed prudent costs aggregating $5.68 billion while providing contingencies for both cost and schedule.

The Kemper IGCC energy facility achieved integrated operations producing electricity from syngas using both combustion turbines, as well as production of saleable chemical byproducts. The project is approaching the final milestones to place the remainder of the facility into service. However, the expected in-service date was extended and the project cost estimate further increased during 2016 as improvements and modifications were identified during startup and testing.

Safety and Culture

Safety performance for 2016 was just below target, due to an increase in the recordable incidents compared to the prior year. We performed well on our culture goals, which

are focused on developing a diverse workforce, engaging our employees in health and wellness initiatives and developing diverse suppliers for each of our business units.

Incentive Compensation Earned for Performance Periods Ended in 2016

The compensation earned by our NEOs demonstrates our commitment to pay for performance.

Annual Cash Incentive Plan – 2016 Performance Pay Program

Our Performance Pay Program rewards annual financial and operational performance as well as individual NEO performance. As noted above, we had strong financial and operational performance for 2016, exceeding our overall targets for the year. The Compensation Committee also

believed the 2016 individual performance contributions by our NEOs were strong. Accordingly, payouts for all participants in the program, including the NEOs, were above target. For the NEOs, payouts ranged from 167% to 174% of target.

Long-Term Equity Incentive Program – 2014-2016 Performance Share Program

In 2014, 60% of the target value of our long-term equity incentive program was granted in the form of performance shares under our Performance Share Program. For the three year performance period of 2014 through 2016, performance shares could be earned based on a relative TSR performance goal. As noted above, our TSR underperformed as compared to the Philadelphia Utility Index. Our three-year TSR

performance relative to the utility peer group was below the threshold performance level, resulting in a payout at 0% for the Performance Share Program awards for all participants, including the NEOs. The utility peer group used to measure relative TSR performance for the 2014 to 2016 performance period was selected by the Compensation Committee and is described on page 55.

Our Executive Compensation Philosophy

Key Compensation Beliefs and How They are Applied

Linking pay to performance efficiently and economically aligns employee, customer and stockholder interests

Our executive compensation program consists of three key elements.



Fixed		At Risk-Subject to Achievement of Performance Goals		
Base Salary	+	Annual Cash Incentive Award (Performance Pay Program)	+	Long-Term Equity Incentive Award (Performance Share Program)

- We target the total direct compensation for our executives at market median of a peer group of publicly-traded utility companies that we describe later in this CD&A.
- In determining the mix of the three key elements, we emphasize at risk pay that ties to performance and is designed to align the interests of employees with both our stockholders and customers. The only element that is fixed is base salary. Both the annual cash incentive award and the long-term equity incentive award are earned solely on the basis of achievement of performance goals.
- For our CEO, fixed compensation represented only 11% of his 2016 total direct compensation, while 89% was variable and at risk based on achievement of Company and individual performance goals. For our other NEOs, fixed compensation represented on average 29% of their 2016 total direct compensation, while 71% was variable and at risk.
- The Compensation Committee, working with its independent consultant, annually reviews the mix of key compensation components to assess the effectiveness of our executive compensation program, with the goal of providing appropriate levels of fixed and at risk performance-based pay in alignment with our short-term and long-term business strategies. Based on this assessment, the Compensation Committee established the total target compensation opportunity in early 2016 for each of the NEOs, with a strong emphasis on at risk compensation. At risk compensation directly affects the ultimate payout each NEO receives with Company and individual performance and links the pay of each NEO to both short-term and long-term stockholder and customer interests.
- The Compensation Committee believes that placing a significant portion of executive compensation at risk – earned only upon achievement of performance goals – drives our executives to achieve higher levels of performance, customer satisfaction and productivity. Performance directly impacts the at risk portion of the NEOs' compensation – above target achievement of performance goals translates to above target pay, while below target achievement of performance goals translates to below target pay.

Long-term value is created through retaining employees

- We gain superior organizational performance through attracting talent for the long term and placing value on the knowledge, skills and experience gained through longevity. Many of our members of senior management have spent their entire career with our Company. Tom Fanning, Art Beattie and Paul Bowers each have over 35 years of service to Southern Company.
- The continued evolution of our culture is a priority for us. This includes recruitment, engagement, diversity and inclusion and innovation. Our diversity representation has improved over the past several years, and we were named to the DiversityInc Corporate Top 50 list in 2016. Our employee engagement index rose in 2016 and is stronger than utility benchmark, signaling a strong commitment to performance and culture by employees at all levels.
- We have a low turnover rate, with average employee tenure of approximately 16 years. Achieving low levels of turnover lessens the impact of decreased productivity, lost knowledge and skills and overall costs associated with recruiting and training new employees.
- We focus on talent development at all levels within our organization to drive performance and engagement and foster professional growth. As part of our talent development, we initiate movement of key talent across business units and through



different positions. We believe this leads to a deep bench of talent that is important to management succession planning.

— We have focused on hiring for the future, in particular, military veterans, guardsmen and reservists constituted over 16% of our hires in 2016. We were recognized by G.I. Jobs, Military Times and CivilianJobs.com and as a DiversityInc Top 10 Company for Veterans.

Compensation and benefits program competitiveness is critical

— We continuously evaluate our compensation and benefits programs to ensure they are market competitive to attract, engage and retain employees. The Compensation Committee works closely with Pay Governance, its independent consultant, the Company's Human Resources staff and the CEO to establish our compensation programs.

— Total target compensation levels for senior management as a whole, including the NEOs, are designed to be at the median of the market for companies of similar size in the electric utility industry. We also provide benefits that are necessary to compete in our industry.

Prioritizing the overall well-being of our workforce enhances productivity

— Investing in the total well-being of our workforce and their families positively impacts our ability to attract, engage and retain the critical talent needed to serve customers.
— We define overall well-being in three distinct categories: physical wellness, financial wellness and emotional wellness. Our objective is to provide employees with comprehensive benefit programs,

decision making tools and resources and educational materials to make informed decisions regarding their families' overall well-being.
— Our comprehensive and market competitive programs include retirement vehicles (401(k) and pension), health and welfare benefits, insurance offerings and well-being incentives.

Peer Group and Establishing Market-Based Compensation Levels

— The Compensation Committee reviews market data for the CEO and other positions. Based on that data, as well as the other inputs described above, a total target compensation opportunity is established for each NEO. Total target compensation opportunity is the sum of base salary, the annual cash incentive award at target performance level and the long-term equity incentive award at target performance level.
— Pay Governance develops and presents to the Compensation Committee competitive market-based compensation levels for each of the NEOs. The market-based compensation levels are developed from the Towers Watson Energy Services Survey focusing on regulated utilities with revenues above $6 billion.

— We are one of the largest utility holding companies in the United States based on revenues and market capitalization, and our largest business units are some of the largest in the industry as well. For that reason, Pay Governance uses size-appropriate survey market data in order to fit it to the scope of our business.
— The compensation peer group stayed relatively the same from 2015 to 2016. Three new companies participated in the survey, met the revenue guidelines and were added to the group (Ameren Corporation, Berkshire Hathaway Energy and NiSource Inc.).

Peer Group for 2016 Compensation Decisions

Ameren Corporation	Duke Energy Corporation	NRG Energy, Inc.
American Electric Power Company, Inc.	Edison International	PG&E Corporation
Berkshire Hathaway Energy Company	Energy Transfer Partners, L.P.	PPL Corporation
Calpine Corporation	Entergy Corporation	Public Service Enterprise Group Inc.
CenterPoint Energy, Inc.	Exelon Corporation	Sempra Energy
CMS Energy Corporation	First Energy Corp.	Tennessee Valley Authority
Consolidated Edison, Inc.	Kinder Morgan, Inc.	The AES Corporation
Direct Energy	Monroe Energy LLC	The Williams Companies, Inc.
Dominion Resources, Inc.	NextEra Energy, Inc.	UGI Corporation
DTE Energy Company	NiSource Inc.	Xcel Energy Inc.



Our Executive Compensation Program

Overview of Key Compensation Components

	Element	Vehicle	Purpose	Objectives
Fixed	Base Salary	Cash	— Provide a fixed amount of compensation for service to attract, engage and retain the right talent	— Reward scope of responsibility, experience and individual performance
At Risk	Performance Pay Program (Annual)	Cash	— Short-term incentive performance pay, dependent on Company and business unit financial and operational performance and, for the executive officers, individual performance	— Promote strong short-term business results by rewarding value drivers, without creating an incentive to take excessive risk — Serve as key compensation vehicle for rewarding annual results and differentiating performance each year
	Performance Share Program (Long-Term)	Performance share units	— Award values are granted based on market competitiveness — Performance shares are earned after a three-year performance cycle — If earned, performance share units are paid in shares of common stock upon vesting	— Reward executives for outperforming utility peers and achieving financial goals over a long-term period — Reward long-term value creation by providing a significant stake in the long-term financial success of the Company that is aligned with stockholders — Promote long-term retention
Benefits	Employee Savings Plan	401(k) match	— Provide a retirement benefit in which the employee can actively participate	— Allow all employees to contribute a percentage of their annual salary and receive a matching contribution to build towards retirement
	Pension	Annuity	— Provide a retirement benefit that encourages retention for the totality of the employee's career	— Encourage career employment as the pension value grows with additional years of service

Base Salary

Name	March 1, 2015 Base Salary ($)	March 1, 2016 Base Salary ($)
Tom Fanning	1,250,000	1,300,000
Art Beattie	700,438	721,451
Paul Bowers	814,895	839,342
Mark Crosswhite	641,609	692,938

— Tom Fanning recommends base salary adjustments for each of the other executive officers for the Compensation Committee's review and approval. The recommendations take into account competitive market data provided by Pay Governance, the need to retain an experienced team, internal equity, time in position, recent base salary adjustments and individual performance. Individual performance includes, among other things, the individuals' relative contributions to the achievement of financial and operational goals in prior years.

— The Compensation Committee determines Tom Fanning's base salary based on its comprehensive review of his individual performance and taking into account competitive market data provided by Pay Governance.

— Base salary adjustments are effective as of March 1 each year.



Annual Incentive Compensation Program (At Risk)

2016 Performance Pay Program

— PPP is a broad-based annual cash incentive award program designed to reward annual financial and operational performance.
— For the executive officers, the program also rewards individual performance designed to drive long-term strategy by encouraging short-term (annual) behaviors that the Compensation Committee believes will create long-term stockholder value.
— The target award amount is determined as a percentage of base salary, with the percentage varying by pay grade.
— Payouts can range from 0% to 200% of target, based on actual level of goal achievement.

Establishing the Performance Goals and Weighting

— The Compensation Committee sets goals for all participants at the beginning of each year.
— As part of its goal-setting process, the Compensation Committee reviews previous goals and performance along with input from the Finance Committee on EPS and net income goals and the Nuclear/Operations Committee on operational goals to appropriately align the target and maximum goals with expected Company performance.



2016 PPP Goal Weighting for CEO and CFO

| EPS 40% | Operational 30% | Individual 30% |

2016 PPP Goal Weighting for the other NEOs

| EPS 30% | Net Income 30% | Operational 30% | Individual 10% |

Financial Performance Results

— Southern Company's adjusted EPS result was $2.89, exceeding the $2.82 EPS target. Adjusted EPS results approved by the Compensation Committee exclude the impact of charges related to the Kemper IGCC; equity return related to the Kemper IGCC schedule extension; and earnings, acquisition costs, integration costs and financing costs related to Southern Company Gas and Southern Natural Gas. These adjustments are consistent with the earnings results publicly communicated to investors. For a reconciliation of adjusted EPS, see page 88.
— Alabama Power's adjusted net income result was $821 million, exceeding the $774 million target. The adjustment approved by the Compensation Committee excludes the impact of integration costs.
— Georgia Power's adjusted net income result was $1,333 million, exceeding the $1,235 million target. The adjustment approved by the Compensation Committee excludes the impact of integration costs.

Operational Performance Results

— The operational goal payouts were at or near the maximum performance level for customer satisfaction, generation availability and transmission reliability.
— The operational goal payouts were at or above target for nuclear plant operations, distribution reliability, major projects and culture.
— The operational goal payout for safety was slightly below target.



Individual Performance Results

2016 saw strong overall performance and many strategic advances in the Company, led by our team of executive officers. Overall, the Compensation Committee believed that individual performance well exceeded target for the year, given the financial and operational achievements across the Company and the key acquisitions completed in 2016. The Compensation Committee considered the factors described below and other individual performance factors in determining payouts for the individual performance element of the award for the NEOs.

— Provided leadership to drive the strong and continued improvements in our financial success, including adjusted EPS results and increased stockholder dividends
— Broadened opportunities to leverage our customer-focused business model, which has long supported constructive regulatory relationships, world-class customer satisfaction and regular, predictable and sustainable returns on investment with the acquisition and integration of Southern Company Gas

— Added to our portfolio of contracted energy infrastructure assets with the acquisitions of wind and solar assets, a 50% equity interest in Southern Natural Gas and PowerSecure, as well as the execution of a strategic partnership with Bloom Energy
— Demonstrated significant progress in the major construction projects, Kemper IGCC and Vogtle Units 3 and 4
— Maintained national leadership in energy, economic and security advisory roles
— Evolved our culture through the integration of Southern Company Gas and built upon our exceptional performance in customer service, safety and operating efficiencies, and expanded our excellence in innovation, diversity and inclusion and communications
— Completed over $20 billion of financing activities at attractive rates in support of executing the Company's strategy
— Further strengthened external relationships with investors and analysts, including a five-year strategy and value proposition plan

2016 Actual PPP Payout

Name	Target 2016 PPP Opportunity (Percent of salary)	Target 2016 PPP Opportunity ($)	Total Performance Factor	Actual 2016 PPP Payout ($)
Tom Fanning	125%	1,625,000	168%	2,725,125
Art Beattie	85%	613,233	174%	1,065,186
Paul Bowers	80%	671,474	169%	1,133,448
Mark Crosswhite	80%	554,350	169%	934,635

Other Details about the Program

— Under the terms of the program, no payout can be made if events occur that impact the Company's financial ability to fund the common stock dividend.

— The Compensation Committee may make adjustments, both positive and negative, to goal achievement for purposes of determining payouts.
— For additional information about the goals and a further breakdown of the overall award payout calculation by NEO, see page 60.

Long-Term Equity Incentive Compensation (At Risk)

2016-2018 Performance Share Program

— Long-term performance-based awards are intended to promote long-term success and increase stockholder value by directly tying a substantial portion of the NEOs' total compensation to the interests of stockholders.
— 100% of award is in performance share units that are earned solely based on achievement of pre-established performance goals over a three-year performance period from 2016 to 2018.
— Payouts can range from 0% to 200% of target, based on actual level of goal achievement.
— Paid in common stock at the end of the performance period; accrued dividends are received only if underlying award is earned.



Establishing the Performance Goals

The PSP award includes three performance goals for the 2016 to 2018 performance period, as well as a credit quality threshold requirement.

Goal	What it Measures	Why it's Important
Relative TSR (50% weighting)	TSR relative to peer companies	Aligns employee pay with investor returns relative to peers
Cumulative EPS (25% weighting)	Cumulative EPS over the three-year performance period	Aligns employee pay with Southern Company's earnings growth
Equity-Weighted ROE (25% weighting)	Equity-weighted ROE of the traditional electric operating companies	Aligns employee pay with Southern Company's ability to maximize return on capital invested

The EPS and ROE goals are also both subject to a credit quality threshold requirement that encourages the maintenance of adequate credit ratings to provide an attractive return to investors. If the primary credit rating falls below investment grade at the end of the three-year performance period, the payout for the EPS and ROE goals will be reduced to zero.

For each of the performance measures, a threshold, target and maximum goal was set at the beginning of 2016.

	Relative TSR Performance (50% weighting)	Cumulative EPS Performance (25% weighting)	Equity Weighted ROE Performance (25% weighting)	Payout (Target Performance Share Units Paid)
Maximum	90th percentile or higher	$9.37	6.1%	200%
Target	50th percentile	$8.85	4.9%	100%
Threshold	10th percentile	$8.34	4.5%	0

— The Compensation Committee retains the discretion to approve adjustments in determining actual performance goal achievement.
— Our TSR is measured relative to a utility peer group of companies that are believed to be most similar to the Company in both business model and investors. There is significant overlap between the peer group used to determine relative TSR performance for the 2016 PSP and the peer group used for compensation benchmarking purposes. However, several of the companies in the 2016 PSP peer group do not meet the size requirement to be included in the compensation peer group (+$6 billion in revenues), and one company did not participate in the Towers Watson survey from which the data for the compensation peer group is derived.
— The 2016 PSP peer group is subject to change based on merger and acquisition activity.

TSR Performance Share Program Peer Group for 2016 – 2018 Performance Period

Alliant Energy Corp.	Duke Energy Corporation	Pinnacle West Capital Corporation
Ameren Corporation	Edison International	PPL Corporation
American Electric Power Company, Inc.	Entergy Corporation	SCANA Corporation
CMS Energy Corporation	Eversource Energy	Westar Energy Inc.
Consolidated Edison, Inc.	OGE Energy Corp.	Wisconsin Energy Corporation
DTE Energy Company	PG&E Corporation	Xcel Energy Inc.

Determining the Number of Performance Shares Granted

— The Compensation Committee approved an increase in the total target value of the long-term incentive award for the CEO from 575% of base salary in 2015 to 600% of base salary in 2016. The increase reflected the CEO's strong individual performance as well as the Compensation Committee's desire to position the CEO's total direct compensation close to market median and to position that increase in the long-term equity incentive portion of his compensation.

— A target number of performance share units are granted to a participant, based on the total target value determined as a percentage of a participant's base salary. Target percentages vary by grade level.
— No actual shares are issued on the grant date. Each performance share unit represents one share of common stock.
— The total target value for performance share units is divided by the value per unit on the grant date to determine the number of performance share units granted to each participant.

	Target as Percent of Base Salary	Grant Date Value and Number of Performance Shares Granted in 2016			
		Relative TSR (50%)	Cumulative EPS (25%)	Equity-Weighted ROE (25%)	Total (100%)
Tom Fanning	600%	$3,899,987	$1,950,017	$1,950,017	$7,800,022
		86,302	39,943	39,943	166,188
Art Beattie	275%	$992,011	$496,011	$496,011	$1,984,033
		21,952	10,160	10,160	42,272
Paul Bowers	275%	$1,154,107	$577,052	$577,052	$2,308,212
		25,539	11,820	11,820	49,179
Mark Crosswhite	275%	$952,786	$476,386	$476,386	$1,905,557
		21,084	9,758	9,758	40,600

Other Details about the Program

— A participant can earn from 0% to 200% of the target number of performance shares granted at the beginning of the performance period based solely on achievement of the performance goals over the three-year performance period. Payout for performance between points will be interpolated on a straight-line basis.
— Performance shares are not earned until the end of the three-year performance period and after certification of the results by the Compensation Committee.
— Dividend equivalents are credited during the three-year performance period but are only paid out if and when the award is earned. If no performance shares are earned, then no dividends are paid out.

— Participants who retire during the performance period will receive the full amount of performance shares actually earned at the end of the three-year period. Participants who become disabled or die during the performance period will receive a prorated number of performance shares based on the performance shares actually earned at the end of the three-year period. A participant who terminates employment other than due to retirement, death or disability forfeits all unearned performance shares.

Timing of Performance-Based Compensation

— The establishment of performance-based compensation goals and the granting of equity awards are not timed to coincide with the release of material, non-public information.

Results of 2014-2016 Performance Share Program

2014-2016 PSP Payouts

Performance share grants made in 2014 were subject to a three-year performance period that ended on December 31, 2016. Our relative TSR performance compared to the peer group was below the threshold performance level. As a result, no performance shares were earned by any participant.

Peer Group and Payouts for 2014 – 2016 PSP

Alliant Energy Corp.	DTE Energy Company	Pinnacle West Capital Corporation
Ameren Corporation	Duke Energy Corporation	PPL Corporation
American Electric Power Company, Inc.	Edison International	SCANA Corporation
CMS Energy Corporation	Eversource Energy	Wisconsin Energy Corporation
Consolidated Edison, Inc.	PG&E Corporation	Xcel Energy Inc.

	Target Performance Shares Granted (#)	Grant Date Target Value of Performance Shares Granted ($)	Performance Shares Earned (#)	Value of Performance Shares Earned ($)
Tom Fanning	90,143	3,383,968	–	0
Art Beattie	24,758	929,415	–	0
Paul Bowers	28,943	1,086,520	–	0
Mark Crosswhite	22,056	827,982	–	0

Benefits

Retirement Benefits

— *Employee Savings Plan:* Substantially all employees are eligible to participate in the Employee Savings Plan (ESP), our 401(k) plan. The NEOs are also eligible to participate in the Supplemental Benefit Plan (SBP), which is a nonqualified deferred compensation plan where we can make contributions that are prohibited to be made under the ESP due to limits prescribed for 401(k) plans under the Internal Revenue Code of 1986, as amended (tax code).

— *Pension Benefits:* Substantially all employees participate in a funded Pension Plan. Normal retirement benefits become payable when participants attain age 65. Employees vest after completing five years of vesting service. The Company also provides unfunded benefits to certain employees, including the named executive officers, under two nonqualified plans: the Supplemental Benefit Plan (Pension-Related) (SBP-P) and the Supplemental Executive Retirement Plan (SERP). The SBP-P and the SERP provide additional benefits the Pension Plan cannot pay due to limits applicable to the Pension Plan.

— *Deferred Compensation Benefits:* We offer a Deferred Compensation Plan (DCP), which is an unfunded plan that permits participants to defer income as well as certain federal, state and local taxes until a specified date or their retirement, disability, death or other separation from service.

Change-in-Control Protections

— We believe that change-in-control protections allow management to focus on potential transactions that are in the best interest of our stockholders.

— Change-in-control protections include severance pay and, in some situations, vesting or payment of incentive awards.

— We provide certain severance payments if there is a change in control of the Company and a termination of the executive's employment (either involuntary termination not for cause or voluntary termination for good reason), often called a "double trigger".

— Severance payment for the CEO is three times salary plus target PPP opportunity. For the other NEOs, severance is two times salary plus target PPP opportunity. No excise tax gross-up would be provided.

Perquisites

— We provide limited perquisites to our executive officers, consistent with the Company's goal of providing market-based compensation and benefits.

— No tax assistance is provided on perquisites to executive officers of the Company, except on certain relocation-related benefits that are generally available to all employees.

2016 Compensation for Drew Evans

Drew Evans has served as Chairman and CEO of AGL Resources Inc., now Southern Company Gas, since January 1, 2016, and he has continued to serve in that role following the completion of the merger on July 1, 2016.

— Prior to the completion of the acquisition, Mr. Evans' compensation was recommended by the Southern Company Gas Compensation Committee and approved by the independent members of the Board of Directors of Southern Company Gas.

— The merger agreement governed the treatment of certain equity compensation held by all Southern Company Gas employees, including Mr. Evans, at the time of the merger and established certain limits on changes to compensation of all Southern Company Gas employees, including Mr. Evans, for one year after the merger.

— Mr. Evans and other senior executives of Southern Company Gas were parties to change-in-control severance agreements (each, a Continuity Agreement) that provided for certain payments and benefits in connection with a change in control of Southern Company Gas and a termination without cause of the employment of the executive or the termination by the executive for good reason within a period of time following the change in control.



Base Salary

On December 9, 2015, the independent members of the Board of Directors of Southern Company Gas set Mr. Evans' base salary for 2016 at $800,000, which remained in effect throughout 2016.

Annual Incentive Program

In early 2016, the Southern Company Gas Compensation Committee established performance goals for participants in its annual cash incentive program, the AGL Resources Inc. Annual Incentive Plan (Gas AIP).

— Mr. Evans' target award opportunity was set at 100% of base salary by the independent members of the Board of Directors of Southern Company Gas.

— The Southern Company Gas Compensation Committee established a corporate performance measure (60% weighting) related to the net income of Southern Company Gas and various performance measures, including but not limited to earnings before interest and taxes, of certain Southern Company Gas business units (40% weighting) for the year.

— The Southern Company Gas Compensation Committee determined performance under the Gas AIP from January 1, 2016 through June 30, 2016, and Southern Company Gas paid to all participants the portion of their GAS AIP award in July 2016 that had been earned for the first half of the year.

Subsequent to the completion of the acquisition, the Compensation Committee of Southern Company continued the GAS AIP for all Southern Company Gas participants, approving updated corporate performance measures for the year.

— The Compensation Committee approved 2016 net income goals for Southern Company Gas as follows: $400.1 million maximum), $375.9 million (target) and $363.8 million (threshold).

— The total payout under the GAS AIP was determined by measuring actual 2016 calendar year performance against the annual goals, with final payout reflecting the total payout amount determined based on annual goal achievement less the payout received for the first half of 2016.

— The corporate performance measure was achieved at a level of 183% of target and the business unit performance measures were achieved at an aggregate level of 143% of target, resulting in an overall payout at 167% of target. There were no individual performance measures applicable to Mr. Evans as part of the Gas AIP for 2016.

— The Gas AIP payout to Mr. Evans for the period from July 1, 2016 through December 31, 2016 was $569,207.

Long-Term Equity Incentive Awards

In accordance with the terms of the merger agreement:

— The outstanding vested and unvested Southern Company Gas equity awards (other than the Southern Company Gas performance stock units (Gas PSUs)) were settled in cash at the merger price.

— The outstanding Gas PSUs were assumed by Southern Company and converted, pursuant to a ratio set forth in the merger agreement, into Southern Company time-vesting RSUs with the same vesting schedule as set forth in the original Gas PSUs. As a result, Mr. Evans holds certain time-vesting RSUs that were granted in connection with the assumption and conversion of the Gas PSUs.

Subsequent to the merger, Mr. Evans entered into a letter agreement with Southern Company pursuant to which he agreed to waive his right to receive the change-in-control benefits set forth in the Continuity Agreement and we agreed to grant Mr. Evans a performance share unit award

based on 1.5 times the dollar value of Mr. Evans' change-in-control severance payment provided for under the Continuity Agreement.

— A portion of the performance share units vests on each of July 1, 2017, July 1, 2018 and July 1, 2019, the first, second and third anniversaries of the completion of the merger.

— The remaining performance share units may be earned based solely on Southern Company Gas' achievement of a cumulative net income performance goal over a three-year performance period from 2017 through 2019 as follows: $1.336 billion (threshold) and $1.402 billion (target). The number of units earned between each level of achievement will be calculated on a linear basis. The maximum payout is 100% of target.

— Dividend equivalents are credited during the vesting and performance period, but are only paid when the applicable portion of the award vests and the stock is issued.

Benefits

Mr. Evans participates in a number of Southern Company Gas retirement plans that continue to operate subsequent to the completion of the merger on the same basis as other Southern Company Gas employees, including the:

— AGL Resources Inc. Retirement Savings Plus Plan (RSP), a 401(k) plan;

— AGL Resources Inc. Nonqualified Savings Plan (AGL NSP), a nonqualified defined contribution retirement plan;

— AGL Resources Inc. Retirement Plan (AGL Pension Plan), a tax-qualified defined benefit pension plan; and

— AGL Resources Inc. Excess Benefit Plan (AGL Excess Benefit Plan), a nonqualified defined benefit retirement plan.



Other Compensation and Governance Inputs, Policies and Practices

Role of the Compensation Committee

— The Compensation Committee is responsible for overseeing the development and administration of all of our compensation and benefits policies and programs as well as the review and approval of all aspects of our executive compensation programs.

— The Compensation Committee is supported in its work by the Chief Human Resources Officer, her staff, the Finance Committee (financial goals), the Nuclear/Operations Committee (operational goals) and the Compensation Committee's independent compensation consultant.

Role of the CEO

— Our CEO makes recommendations to the Compensation Committee for other executive officers with respect to (1) base salary adjustments, (2) Performance Pay Program targets and individual performance achievement payouts and (3) Performance Share Program targets. These recommendations are based upon market data provided by the independent compensation consultant, the CEO's assessment of each executive officer's performance, the performance of the individual's respective business or function and employee retention considerations

— The Compensation Committee considers the CEO's recommendations in approving the compensation for the executive officers. However, the Compensation Committee makes the final decisions with respect to all compensation for Southern Company executive officers.

— Our CEO does not play any role with respect to any matter affecting his own compensation.

Role of the Independent Compensation Consultant

— The Compensation Committee has retained Pay Governance as its independent executive compensation consultant. Pay Governance reports directly to the Compensation Committee. A representative of Pay Governance attends meetings of the Compensation Committee, as requested, and communicates with the Compensation Committee Chair between meetings.

— Pay Governance provides various executive compensation services to the Compensation Committee pursuant to a written consulting agreement with the Compensation Committee. Generally, these services include advising the Compensation Committee on the principal aspects of our executive compensation program and evolving industry practices and providing market information and analysis regarding the competitiveness of our program design and our award values in relationship to the executive's performance.

— In 2016, Pay Governance provided an annual competitive evaluation of total compensation for the NEOs, as well as overall compensation program share usage, dilution and fair value expense. Additionally, the Compensation Committee relies on Pay Governance to provide information and advice on executive compensation and related corporate governance trends throughout the year. Pay Governance provided no services to Company management during 2016.

— The Compensation Committee retains sole authority to hire Pay Governance, approve its compensation, determine the nature and scope of its services, evaluate its performance and terminate its engagement. The Compensation Committee has assessed the independence of Pay Governance pursuant to the listing standards of the NYSE and SEC rules and concluded that Pay Governance is independent and that no conflict of interest exists that would prevent Pay Governance from serving as an independent consultant to the Compensation Committee.

Prohibition on Hedging and Pledging of Common Stock

Our insider trading policy provides that employees, officers and Directors will not trade Company options on the options market and will not engage in short sales. It also includes a "no pledging" provision that prohibits pledging of our stock for all Southern Company executive officers and Directors.



Stock Ownership Requirements

We believe ownership requirements align the interest of officers and stockholders by promoting a long-term focus and long-term share ownership. All of our NEOs are subject to stock ownership requirements, expressed as a multiple of base salary. Under our stock ownership guidelines, the ownership requirement is reduced by one-half at age 60. All of the NEOs are meeting their applicable ownership requirements.

	Multiple of Salary without Counting Stock Options	Multiple of Salary Counting Portion of Vested Stock Options
Chief Executive Officer	5 Times	10 Times
Other NEOs	3 Times	6 Times

Ownership arrangements counted toward the requirements include shares owned outright, those held in Company-sponsored plans and common stock accounts in the DCP and the SBP. A portion of vested stock options may be counted, but then the ownership requirement is doubled.

Newly-elected and newly-promoted officers have approximately six years from the date of their election or promotion to meet the applicable ownership requirement. We measure compliance with the stock ownership requirements as of September 30 each year.

Consideration of 2016 Advisory Vote on Executive Compensation

At the 2016 annual meeting, an advisory vote on the Company's executive compensation program received a favorable vote of 93% of the votes cast. In light of this significant support and the payout levels under our performance-based program, the Compensation Committee continues to believe that the compensation program is competitive, aligned with our financial and operational performance and in the best interests of the Company, stockholders and customers.

Clawback of Awards

Our Omnibus Incentive Compensation Plan provides that if we are required to prepare an accounting restatement due to material noncompliance as a result of misconduct, and an executive officer of the Company knowingly or grossly negligently engaged in or failed to prevent the misconduct or is subject to automatic forfeiture under the Sarbanes-Oxley Act of 2002, the executive officer must repay us the amount of any payment in settlement of awards earned or accrued during the 12-month period following the first public issuance or filing that was restated.

Impact of Section 162(m) of the Tax Code on Compensation

Section 162(m) of the tax code limits the tax deductibility of the compensation of certain NEOs that exceeds $1 million per year unless the compensation is paid under a performance-based plan that has been approved by stockholders. At the 2016 annual meeting, stockholders re-approved the material terms for qualified performance-based compensation under the Omnibus Incentive Compensation Plan to ensure continued availability of the performance-based compensation deduction in accordance with the requirements of Section 162(m) of the tax code.

Because our policy is to maximize long-term stockholder value, tax deductibility is not the only factor considered in setting compensation. The Compensation Committee has the discretion to award compensation that may not be tax deductible.

The Compensation Committee approved a formula in 2016 to calculate the annual performance-based compensation amount payable to the affected NEOs. For 2016 performance, the Compensation Committee used negative discretion from the approved formula amount to determine the actual payouts for the NEOs under the annual performance-based compensation program.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is made up of independent Directors of the Company who have never served as executive officers of the Company. During 2016, none of the Company's executive officers served on the Board of Directors of any entities whose executive officers serve on the Compensation Committee.



Supplemental Information on 2016 PPP Goal Achievement and Payout

2016 PPP Goal Results and Payouts by NEO

Tom Fanning

Goal	Weight	Performance	Achievement %
EPS	40%	— Exceeded target	171%
Operational	30%	— Exceeded or met targets on customer satisfaction, transmission and distribution reliability, major projects, culture, generation availability and nuclear plant operations — Results were slightly below target for safety	151%
Individual	30%	— Exceeded target	180%
Total Performance Factor			168%

Art Beattie

Goal	Weight	Performance	Achievement %
EPS	40%	— Exceeded target	171%
Operational	30%	— Exceeded or met targets on customer satisfaction, transmission and distribution reliability, major projects, culture, generation availability and nuclear plant operations — Results were slightly below target for safety	151%
Individual	30%	— Maximum	200%
Total Performance Factor			174%

Paul Bowers

Goal	Weight	Performance	Achievement %
EPS	30%	— Exceeded target	171%
Net Income	30%	— Exceeded target (GPC)	173%
Operational	30%	— Exceeded targets on customer satisfaction, transmission and distribution reliability, Plant Vogtle Units 3 and 4 annual objectives, culture, generation availability and nuclear plant operations — Results were slightly below target for safety	152%
Individual	10%	— Maximum	200%
Total Performance Factor			169%

Mark Crosswhite

Goal	Weight	Performance	Achievement %
EPS	30%	— Exceeded target	171%
Net Income	30%	— Exceeded target (APC)	177%
Operational	30%	— Exceeded targets on customer satisfaction, transmission and distribution reliability, culture and generation availability — Results were slightly below target for safety	164%
Individual	10%	— Exceeded target	150%
Total Performance Factor			169%

2016 PPP Goal Details

Category	Performance Measures	Description	Purpose/Objective	Applicability
Financial	EPS	The Company's net income from ongoing business activities divided by average shares outstanding during the year For 2016, threshold was set at $2.68, target at $2.82, and maximum at $2.96	Supports commitment to provide stockholders solid, risk-adjusted returns and to support and grow the dividend	All employees
	Business Unit Net Income	For the traditional electric operating companies and Southern Power: net income after dividends on preferred and preference stock Overall corporate performance determined by the equity-weighted average of the business unit net income goal payouts	Supports delivery of stockholder value and contributes to the Company's sound financial policies and stable credit ratings	All employees, based on business unit, except CEO and CFO
Operational	Customer Satisfaction	Surveys evaluate performance for each traditional electric operating company and provide a ranking for each customer segment (residential, commercial and industrial)	Performance of all goals affects customer satisfaction	All employees, based on business unit
	Safety	Focuses the entire Company on continuous improvement in striving for a safe work environment	A safe work environment across all work locations is essential for the protection of employees, customers and communities	All employees, based on business unit
	Major Projects (Plant Vogtle Units 3 and 4; Kemper IGCC)	A combination of objective and subjective measures is considered in assessing the degree of achievement by separate executive review committees for each project For major projects, annual goals are established that are designed to achieve long-term project completion and with a focus on validating technology and providing clean, reliable operation	Strategic projects enable the Southern Company system to expand its capacity to provide clean, safe, reliable and affordable energy to customers across the region Long-term projects are accomplished through achievement of annual goals over the life cycle of the project	Certain employees, based on business unit, including CEO, CFO and Georgia Power CEO
	Culture	Seeks to improve the inclusive workplace, including measures for diversity and employee satisfaction	Company culture supports workforce development efforts and helps assure diversity of suppliers	All employees, based on business unit
	Reliability	Measures transmission and distribution system reliability by frequency and duration of outages	Reliability delivering power is essential to operations	All employees, based on business unit
	Availability	Measures peak season equivalent forced outage rate and indicates efficient operation of generation fleet during high-demand periods	Availability of sufficient power during peak season fulfills the obligation to serve and provide customers with power while effectively managing generation resources	All employees, based on business unit
	Nuclear Plant Operations	Measures nuclear safety, reliability and availability of the nuclear fleet	Safe and efficient operation of the nuclear fleet is important for delivering clean energy at a reasonable price	Certain employees, based on business unit
Individual	Individual Factors	Focus on overall business performance as well as factors including leadership development, succession planning and fostering the culture and diversity of the organization	Individual goals provide the Compensation Committee the ability to balance quantitative results with qualitative inputs by focusing on both business performance and behavioral aspects of leadership that are designed to lead to sustainable long-term growth	All executive officers of Southern Company

Executive Compensation Tables

Summary Compensation Table

Name (a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)	Total ($)(j)
Thomas A. Fanning Chairman, President and Chief Executive Officer	2016	1,290,192	–	7,800,022	–	2,725,125	3,894,646	119,667	15,829,652
	2015	1,240,385	–	7,187,441	–	2,499,125	840,198	78,002	11,845,151
	2014	1,192,067	–	3,383,968	2,255,999	1,713,600	2,899,537	70,822	11,515,993
Art P. Beattie Executive Vice President and Chief Financial Officer	2016	717,329	–	1,984,033	–	1,065,186	1,624,332	42,028	5,432,908
	2015	695,257	–	1,611,062	–	741,398	881,172	41,640	3,970,529
	2014	668,516	–	929,415	619,617	772,839	1,396,842	37,293	4,424,522
W. Paul Bowers Chairman, President and Chief Executive Officer, Georgia Power	2016	834,547	–	2,308,212	–	1,133,448	1,527,952	51,057	5,855,216
	2015	809,595	–	1,874,305	–	910,865	642,042	50,827	4,287,634
	2014	782,928	45	1,086,520	724,350	892,841	1,504,316	46,986	5,037,986
Mark A. Crosswhite Chairman, President and Chief Executive Officer, Alabama Power	2016	682,870	–	1,905,557	–	934,635	1,279,197	46,058	4,848,317
	2015	633,537	–	1,475,743	–	698,899	698,803	45,102	3,552,084
	2014	581,327	–	827,982	552,000	701,001	996,216	36,963	3,695,489
Andrew W. Evans Chairman, President and Chief Executive Officer, Southern Company Gas	2016	399,231	–	4,390,418	–	569,207	404,923	135,450	5,899,228

Column (a)

For Mr. Evans, reflects compensation paid on or after July 1, 2016 (subsequent to the completion of the merger) except as otherwise noted.

Column (e)

This column does not reflect the value of stock awards that were actually earned or received in 2016. Rather, as required by applicable rules of the SEC, this column reports the aggregate grant date fair value of performance shares granted in 2016.

The value reported for the stock awards to Mr. Fanning, Mr. Beattie, Mr. Bowers and Mr. Crosswhite is based on the probable outcome of the performance conditions as of the grant date, using a Monte Carlo simulation model (50% of grant value) and the closing price of common stock on the grant date (50% of grant value). No amounts will be earned until the end of the three-year performance period on December 31, 2018. The value then can be earned based on performance ranging from 0% to 200%, as established by the Compensation Committee.

The value reported for the stock award to Mr. Evans is based on the probable outcome of the performance conditions as of the grant date using the closing price of common stock on the grant date. A portion vests on each of the first three anniversaries of July 1, 2016, the completion of the merger. The remainder may be earned solely based on achievement of a three-year cumulative net income goal for Southern Company Gas.

The aggregate grant date fair value of the performance shares granted in 2016 assuming that the highest level of performance is achieved is as follows: Fanning — $15,600,044; Beattie — $3,968,067; Bowers — $4,616,424; Crosswhite — $3,811,114; and Evans — $4,390,418. See Note 8 to the financial statements included in the 2016 annual report for a discussion of the assumptions used in calculating these amounts.

Column (f)

The Compensation Committee moved away from granting stock options as part of the long-term incentive program in 2015. No stock options were granted in 2015 or 2016. This column reports the aggregate grant date fair value of stock options granted in 2014.

Column (g)

The amounts in this column reflect actual payouts under the annual Performance Pay Program for Mr. Fanning, Mr. Beattie, Mr. Bowers and Mr. Crosswhite. The amount reported for 2016 is for the one-year performance period that ended on December 31, 2016. For Mr. Evans, reflects actual payout under the Annual Incentive Plan for the performance period from July 1, 2016 to December 31, 2016.

Column (h)

This column reports the aggregate change in the actuarial present value of each NEO's accumulated benefit under the applicable Pension Plan and supplemental pension plans (collectively, Pension Benefits) as of December 31 of the applicable year.

The Pension Benefits as of each measurement date are based on the NEO's age, pay, and service accruals and the plan provisions applicable as of the measurement date. The actuarial present values as of each measurement date reflect the assumptions the Company selected for cost purposes as of that measurement date; however, the NEOs were assumed to remain employed at any Company subsidiary until their benefits commence at the pension plans' stated normal retirement date, generally age 65.

Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, annual earnings and the assumptions used to determine the present value, such as the discount rate. For 2016, the discount rate assumption used to determine the actuarial present value of accumulated pension benefits, as required by SEC rules, was lower than in 2015. For Mr. Fanning, this lower discount rate assumption was one of the primary reasons for the increase in pension value. The other key reasons were an additional year of service and the increase in annual pensionable earnings from 2015 to 2016.

This column also reports any above-market earnings on deferred compensation under the DCP. However, there were no above-market earnings on deferred compensation in the years reported.

The values reported in this column are calculated pursuant to SEC requirements and are based on assumptions used in preparing the Company's audited financial statements for the applicable fiscal years. The plans utilize a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any. The change in pension value from year to year as reported in the table is subject to market volatility and may not represent the value that an NEO will actually accrue or receive under the plans during any given year.

Column (i)

The amounts reported in this column for 2016 are itemized below.

	Perquisites ($)	Company Contribution to 401(k) Plan ($)	Company Contribution to Supplemental Retirement Plan ($)	Total ($)
Tom Fanning	56,161	13,515	49,991	119,667
Art Beattie	7,406	11,542	23,079	42,028
Paul Bowers	9,923	13,146	27,989	51,057
Mark Crosswhite	11,627	13,120	21,311	46,058
Drew Evans	7,629	13,780	114,041	135,450

Perquisites includes financial planning, personal use of corporate aircraft, and other miscellaneous perquisites.

— Financial planning is provided for most officers of the Company, including all of the NEOs. The Company provides an annual subsidy of up to $8,200 to be used for financial planning, tax preparation fees and estate planning. In the initial year, the allowed amount is $13,200. Mr. Evans was covered by a separate policy for Southern Company Gas with an annual subsidy of up to $18,000.

— The Southern Company system has aircraft that are used to facilitate business travel. All flights on these aircraft must have a business purpose, except limited personal use that is associated with business travel is permitted. The amount reported for such personal use is the incremental cost of providing the benefit, primarily fuel costs. Also, if seating is available, the Company permits a spouse or other family member to accompany an employee on a flight. However, because in such cases the aircraft is being used for a business purpose, there is no incremental cost associated with the family travel, and no amounts are included for such travel. Any additional expenses incurred that are related to family travel are included. The amount for Mr. Bowers includes $491 for approved personal use of corporate aircraft.

— The personal safety and security of employees at home, at work and while traveling is of utmost importance to us. The amount reported for Mr. Fanning includes $48,590 related to personal security expenses. Given Mr. Fanning's profile and high visibility, we believe that the costs of his security program are appropriate and necessary business expenses and that we benefit from the added security measures for him. Costs reported reflect the initial procurement, installation and maintenance of security measures during 2016.

— Other miscellaneous perquisites reflects the full cost to the Company of providing the following items: personal use of Company-provided tickets for sporting and other entertainment events and gifts distributed to and activities provided to attendees at Company-sponsored events.

Grants of Plan-Based Awards in 2016

This table provides information on short-term and long-term incentive compensation awards made in 2016.

Name (a)	Grant Date (b)	Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date Fair Value of Stock and Option Awards ($) (i)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	
Tom Fanning		16,250	1,625,000	3,250,000				
	2/8/2016				1,662	166,188	332,376	7,800,022
Art Beattie		6,132	613,233	1,226,466				
	2/8/2016				423	42,272	84,544	1,984,033
Paul Bowers		6,715	671,474	1,342,948				
	2/8/2016				492	49,179	98,358	2,308,212
Mark Crosswhite		5,544	554,350	1,108,700				
	2/8/2016				406	40,600	81,200	1,905,557
Drew Evans		4,000	400,000	800,000				
	9/29/2016				–	84,350	84,350	4,390,418

Columns (c), (d), and (e)

These columns reflect the annual Performance Pay Program opportunity for Mr. Fanning, Mr. Beattie, Mr. Bowers and Mr. Crosswhite for 2016 and the Annual Incentive Plan opportunity for Mr. Evans for July 1, 2016 through December 31, 2016. The information shown as "Threshold,"

"Target" and "Maximum" reflects the range of potential payouts established by the Compensation Committee. The actual amounts earned for 2016 are included in column (g) of the Summary Compensation Table.

Columns (f), (g) and (h)

These columns reflect the long-term Performance Share Program performance shares granted to the NEOs in 2016. The information shown as "Threshold," "Target" and "Maximum" reflects the range of potential shares that can be earned as established by the Compensation Committee. Earned performance shares and accrued dividends will be paid out in common stock following the end of the 2016–2018 performance period, based on the extent to which the performance goals are achieved. Any shares not earned are forfeited.

For Mr. Evans, represents a performance share unit award granted in September 2016. A portion vests on each of the first three anniversaries of the completion of the merger. The remainder may be earned solely based on the achievement of a cumulative net income target for Southern Company Gas for the 2017-2019 performance period. The maximum payout is 100% of target. Earned performance share units and accrued dividends will be paid out in common stock.

Column (i)

This column reflects the aggregate grant date fair value of the Performance Share Program performance shares granted in 2016. 50% of the value is based on the probable outcome of the performance conditions as of the grant date using a Monte Carlo simulation model ($45.19), while the other 50% is based on the closing price of common stock on the grant date ($48.82). The assumptions used in calculating these amounts are discussed in Note 8 to the financial statements included in the 2016 annual report.

Outstanding Equity Awards at 2016 Fiscal Year-End

This table provides information about stock options and stock awards (performance shares and restricted stock units) as of December 31, 2016.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) (i)
Tom Fanning	597,345	–	44.42	2/13/2022				
	714,297	–	44.06	2/11/2023				
	683,636	341,818	41.28	2/10/2024				
							167,663	8,247,343
							173,799	8,549,173
Art Beattie	152,082	–	44.42	2/13/2022				
	121,239	–	44.06	2/11/2023				
	–	93,881	41.28	2/10/2024				
							37,582	1,848,659
							44,208	2,174,592
Paul Bowers	70,680	–	36.42	2/19/2017				
	85,151	–	35.78	2/18/2018				
	90,942	–	31.39	2/16/2019				
	233,477	–	31.17	2/15/2020				
	164,377	–	37.97	2/14/2021				
	197,412	–	44.42	2/13/2022				
	235,604	–	44.06	2/11/2023				
	219,500	109,750	41.28	2/10/2024				
							43,722	2,150,685
							51,431	2,529,891
Mark Crosswhite	63,125	–	44.42	2/13/2022				
	120,681	–	44.06	2/11/2023				
	–	83,636	41.28	2/10/2024				
							34,425	1,693,366
							42,459	2,088,558
Drew Evans	–	–	–	–				
	–	–	–	–				
					84,035	4,133,682		
							85,357	4,198,711



Columns (b), (c), (d) and (e)

Stock options were not granted in 2015 or 2016. Stock options vest one-third per year on the anniversary of the grant date. Options granted from 2007 through 2013 with expiration dates from 2017 through 2023 were fully vested as of December 31, 2016. The options granted in 2014 become fully vested on February 10, 2017 and will expire on February 10, 2024.

Options also fully vest upon death, total disability or retirement and expire three years following death or total disability or five years following retirement, or on the original expiration date if earlier.

Columns (f) and (g)

These columns reflect the number of RSUs held by Mr. Evans as of December 31, 2016. His Gas PSUs were assumed and converted into RSUs. Dividends do not accrue on the RSUs. The value in column (g) is based on the common stock closing price on December 30, 2016 ($49.19).

Columns (h) and (i)

In accordance with SEC rules, column (h) reflects the target number of performance shares granted under the Performance Share Program that can be earned at the end of the three-year performance period (January 1, 2015 through December 31, 2017 and January 1, 2016 through December 31, 2018). The number of shares reflected in column (h) also reflects the deemed reinvestment of dividends on the target number of performance shares. Dividends are credited over the performance period but are only received at the end of the performance period if the underlying performance shares are earned.

The performance shares granted for the January 1, 2014 through December 31, 2016 performance period vested on December 31, 2016 at 0% of target.

For Mr. Evans, reflects a grant of performance share units in September 2016. A portion vests on each of the first three anniversaries of July 1, 2016, the completion of the merger. The remainder may be earned solely based on achievement of a cumulative net income goal for Southern Company Gas over a three-year performance period. The number of shares reflected in column (h) also reflects the deemed reinvestment of dividends based on the target number of performance share units.

The value in column (i) is derived by multiplying the number of shares in column (h) by the common stock closing price on December 30, 2016 ($49.19). The ultimate number of shares earned, if any, will be based on the actual performance results at the end of each respective performance period.

Option Exercises and Stock Vested in 2016

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Tom Fanning	–	–	–	–
Art Beattie	388,766	4,366,725	–	–
Paul Bowers	–	–	–	–
Mark Crosswhite	231,199	2,645,737	–	–
Drew Evans	–	–	28,704	1,411,950

Columns (b) and (c)

Column (b) reflects the number of shares acquired upon the exercise of stock options during 2016, and column (c) reflects the value realized. The value realized is the difference in the market price over the exercise price on the exercise date.



Columns (d) and (e)

Performance share grants made in 2014 were subject to a three-year performance period that ended on December 31, 2016. Our relative TSR performance compared to the peer group was below the threshold performance level. As a result, no performance shares were earned by any participant.

For Mr. Evans, represents the Gas PSUs that were assumed and converted into time-vesting RSUs. A portion of the RSUs vested on December 31, 2016. The value realized is the number of RSUs that vested multiplied by the closing price on the vesting date ($49.19).

Pension Benefits at 2016 Fiscal Year-End

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Tom Fanning	Pension Plan	35.00	1,514,010	–
	Supplemental Benefit Plan (Pension-Related)	35.00	14,667,738	–
	Supplemental Executive Retirement Plan	35.00	5,328,659	–
Art Beattie	Pension Plan	39.92	1,936,054	–
	Supplemental Benefit Plan (Pension-Related)	39.92	6,903,309	–
	Supplemental Executive Retirement Plan	39.92	2,621,203	–
Paul Bowers	Pension Plan	36.67	1,606,550	–
	Supplemental Benefit Plan (Pension-Related)	36.67	7,156,352	–
	Supplemental Executive Retirement Plan	36.67	2,384,572	–
Mark Crosswhite	Pension Plan	11.92	410,073	–
	Supplemental Benefit Plan (Pension-Related)	11.92	1,210,590	–
	Supplemental Executive Retirement Plan	11.92	641,220	–
	Supplemental Retirement Agreement	15.00	2,938,621	–
Drew Evans	AGL Pension Plan	15.00	405,688	–
	AGL Excess Benefit Plan	15.00	1,044,505	–

Below is a description of pension benefits for persons employed by the Southern Company system other than Southern Company Gas and PowerSecure.

Pension Plan

The Pension Plan is a tax-qualified, funded plan. It is the Company's primary retirement plan. Substantially all Southern Company system employees participate in this plan after one year of service. Normal retirement benefits become payable when participants attain age 65 and complete five years of participation. The plan benefit equals the greater of amounts computed using a "1.7% offset formula" and a "1.25% formula," as described below. Benefits are limited to a statutory maximum.

The 1.7% offset formula amount equals 1.7% of final average pay times years of participation less an offset related to Social Security benefits. The offset equals a service ratio times 50% of the anticipated Social Security benefits in excess of $4,200. The service ratio adjusts the offset for the portion of a full career that a participant has worked. The highest three rates of payout of a participant's last 10 calendar years of service are averaged to derive final average

pay. The rates of pay considered for this formula are the base salary rates with no adjustments for voluntary deferrals after 2008. A statutory limit restricts the amount considered each year; the limit for 2016 was $265,000.

The 1.25% formula amount equals 1.25% of final average pay times years of participation. For this formula, the final average pay computation is the same as above, but annual performance-based compensation earned each year is added to the base salary rates.

Early retirement benefits become payable once plan participants have, during employment, attained age 50 and completed 10 years of participation. Participants who retire early from active service receive benefits equal to the amounts computed using the same formulas employed at normal retirement. However, a 0.3% reduction applies for each month (3.6% for each year) prior to normal retirement



that participants elect to have their benefit payments commence. For example, 64% of the formula benefits are payable starting at age 55. As of December 31, 2016, all of the NEOs (other than Mr. Evans) are retirement-eligible.

The Pension Plan's benefit formulas produce amounts payable monthly over a participant's post-retirement lifetime. At retirement, plan participants can choose to receive their benefits in one of seven alternative forms of payment. All forms pay benefits monthly over the lifetime of the retiree or the joint lifetimes of the retiree and a beneficiary. A reduction applies if a retiring participant chooses a payment form other than a single life annuity. The reduction makes the value of the benefits paid in the form chosen comparable to what it would have been if benefits were paid as a single life annuity over the retiree's life.

Participants vest in the Pension Plan after completing five years of service. As of December 31, 2016, all of the NEOs are vested in their Pension Plan benefits. Participants who terminate employment after vesting can elect to have their

pension benefits commence at age 50 if they participated in the Pension Plan for 10 years. If such an election is made, the early retirement reductions that apply are actuarially determined factors and are larger than 0.3% per month.

Prior to January 1, 2017, if a participant died while actively employed and was either age 50 or vested in the Pension Plan as of date of death, benefits would have been paid to a beneficiary. For deaths occurring on or after January 1, 2017, a participant must be vested in the Pension Plan as of the date of death. After commencing, survivor benefits are payable monthly for the remainder of a survivor's life.

If participants become totally disabled, periods that Social Security or employer-provided disability income benefits are paid will count as service for benefit calculation purposes. The crediting of this additional service ceases at the point a disabled participant elects to commence retirement payments. Outside of this extra service crediting, the normal Pension Plan provisions apply to disabled participants.

SBP-P

The SBP-P is an unfunded retirement plan that is not tax qualified. This plan provides high-paid employees any benefits that the Pension Plan cannot pay due to statutory pay/benefit limits. The SBP-P's vesting and early retirement provisions mirror those of the Pension Plan. Its disability provisions mirror those of the Pension Plan but cease upon a participant's separation from service.

The amounts paid by the SBP-P are based on the additional monthly benefit that the Pension Plan would pay if the statutory limits and pay deferrals were ignored. When a SBP-P participant separates from service, vested monthly benefits provided by the benefit formulas are converted into a single sum value. It equals the present value of what would have been paid monthly for an actuarially determined average post-retirement lifetime. The discount rate used in the calculation is based on the 30-year U.S. Treasury yields for the September preceding the calendar year of separation, but not more than six percent.

Vested participants terminating prior to becoming eligible to retire will be paid their single sum value as of September 1 following the calendar year of separation. If the terminating participant is retirement-eligible, the single sum value will be paid in 10 annual installments starting shortly after separation. The unpaid balance of a retiree's single sum will be credited with interest at the prime rate published in The Wall Street Journal. If the separating participant is a "key man" under Section 409A of the tax code, the first installment will be delayed for six months after the date of separation.

If a SBP-P participant dies after becoming vested in the Pension Plan, the beneficiary of the deceased participant will receive the installments the participant would have been paid upon retirement.

SERP

The SERP is also an unfunded retirement plan that is not tax qualified. This plan provides high-paid employees additional benefits that the Pension Plan and the SBP-P would pay if the 1.7% offset formula calculations reflected a portion of annual performance-based compensation. To derive the SERP benefits, a final average pay is determined reflecting participants' base rates of pay and their annual performance-based compensation amounts, whether or not deferred, to the extent they exceed 15% of those base rates (ignoring statutory limits). This final average pay is used in the 1.7% offset formula to derive a gross benefit. The Pension Plan and the SBP-P benefits are subtracted from the

gross benefit to calculate the SERP benefit. The SERP's early retirement, survivor benefit, disability, and form of payment provisions mirror the SBP-P's provisions. However, except upon a change in control, SERP benefits do not vest until participants retire, so no benefits are paid if a participant terminates prior to becoming retirement-eligible. More information about vesting and payment of SERP benefits following a change in control is included under Potential Payments upon Termination or Change in Control. Effective January 1, 2016, participation on the SERP was closed to new hires and future promotions.



Supplemental Retirement Agreements (SRA)

The Company also provides supplemental retirement benefits to certain employees that were first employed by an affiliate of the Company in the middle of their careers. These SRAs provide for additional retirement benefits by giving credit for years of employment prior to employment with the Company or one of its affiliates. These agreements provide a benefit which recognizes the expertise both brought to the Southern Company system, and they provide a strong retention incentive to remain with the Company, or

one of its affiliates, for the vesting period and beyond. These supplemental retirement benefits are also unfunded and not tax-qualified.

The Company has an SRA with Mr. Crosswhite. Prior to his employment with the Southern Company system, Mr. Crosswhite provided legal services to Southern Company's subsidiaries. His agreement provides an additional fifteen years of benefits. Mr. Crosswhite was vested in his benefits as of December 31, 2015.

Pension Benefit Assumptions

The following assumptions were used in the present value calculations for all pension benefits:

— Discount rate — 4.46% Pension Plan and 3.89% supplemental plans as of December 31, 2016
— Retirement date — Normal retirement age (65 for all NEOs)
— Mortality after normal retirement — RP-2014 mortality tables with generational projections
— Mortality, withdrawal, disability and retirement rates prior to normal retirement — None
— Form of payment for pension benefits
  — Male retirees: 25% single life annuity; 25% level income annuity; 25% joint and 50% survivor annuity; and 25% joint and 100% survivor annuity

— Female retirees: 50% single life annuity; 30% level income annuity; 15% joint and 50% survivor annuity; and 5% joint and 100% survivor annuity
— Spouse ages — Wives two years younger than their husbands
— Annual performance-based compensation earned but unpaid as of the measurement date — 130% of target opportunity percentages times base rate of pay for year amount is earned
— Installment determination — 3.75 % discount rate for single sum calculation and 4.25% prime rate during installment payment period.

For all of the NEOs, the number of years of credited service is one year less than the number of years of employment.

Below is a description of pension benefits for persons employed by Southern Company Gas, including Mr. Evans.

AGL Pension Plan

The AGL Pension Plan is the pension plan for Southern Company Gas employees. The AGL Pension Plan is a tax-qualified, funded plan. Generally all non-union employees who have a hire date on or before December 31, 2011 and all union employees who have a hire date on or before December 31, 2012 are eligible to participate in the AGL Pension Plan, upon completion of one year of service and attainment of age 21. Normal retirement benefits become payable when participants attain age 65. AGL Pension Plan benefits are determined by a career average pay formula. The benefit equals 1% of career average pay plus 0.5% of career average pay in excess of 50% of the Social Security Taxable Wage Base. Eligible compensation includes base pay, overtime and short-term incentives. Benefits are limited to a statutory maximum. A statutory limit restricts the amount considered each year; the limit for 2016 was $265,000.

Early retirement benefits become payable once plan participants have, during employment, attained age 55 and completed five years of service. Participants who retire early from active service receive reduced benefits. However, the reduced amount is subsidized so that the reduction from the normal retirement benefit is less severe than a full actuarial reduction. Employees who retire after age 62 with at least 25 years of service are eligible for an unreduced early retirement benefit. As of December 31, 2016, Mr. Evans was not retirement-eligible.

At retirement, plan participants can choose to receive their benefits from various forms of payment. Most forms pay benefits monthly over the lifetime of the retiree or the joint lifetimes of the retiree and a spouse. A reduction applies if a retiring participant chooses a payment form other than a single life annuity. The reduction makes the value of the benefits paid in the form chosen comparable to what it would have been if benefits were paid as a single life annuity over the retiree's life. The AGL Pension Plan offers a single lump sum payment if the participant's single lump sum amount is less than $10,000.

Participants vest in the AGL Pension Plan after completing five years of service. As of December 31, 2016, Mr. Evans is vested in his AGL Pension Plan benefit. If a participant dies while actively employed and vested in the AGL Pension Plan as of date of death, benefits will be paid to a spouse. After commencing, survivor benefits are payable monthly for the remainder of a survivor's life depending on the form of payment selected.

If participants become totally disabled with ten years of service, periods that Social Security or employer-provided disability income benefits are paid will count as service for benefit calculation purposes. The crediting of this additional service ceases at the time the participant qualifies for unreduced benefits. Outside of this extra service crediting, the normal AGL Pension Plan provisions apply to disabled participants.



AGL Excess Benefit Plan

The AGL Excess Benefit Plan is an unfunded retirement plan that is not tax qualified. This plan provides highly-paid employees any benefits that the AGL Pension Plan cannot pay due to statutory pay/benefit limits. The AGL Excess Benefit Plan's provisions mirror those of the AGL Pension Plan. Benefits under the AGL Excess Benefit Plan are paid in the same forms available under the AGL Pension Plan, and are distributed at the later of separation from service or age 62.

Pension Benefit Assumptions

The following assumptions were used in the present value calculations for pension benefits related to pension benefits for Southern Company Gas employees:

— Discount rate — 4.39% as of December 31, 2016
— Retirement age — earliest unreduced for AGL Pension Plan and age 62 for AGL Excess Benefit Plan
— Mortality after normal retirement — RP-2014 mortality tables backed up to 2006 by Scale MP2014 and projected forward with MP-2015 (Amount weighted total employee and total annuitant)

— Salary scale — none
— Mortality, withdrawal, disability, and retirement rates prior to normal retirement — none
— Form of payment for pension benefits – life annuity

Nonqualified Deferred Compensation as of 2016 Fiscal Year-End

Name (a)	Executive Contributions in Last FY ($) (b)	Employer Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Tom Fanning	503,909	49,991	240,932	0	4,575,978
Art Beattie	71,745	23,079	38,015	0	721,677
Paul Bowers	455,433	27,989	387,986	0	5,700,298
Mark Crosswhite	69,890	21,311	32,245	0	430,896
Drew Evans[1]	180,679	114,041	90,180	0	1,507,348

(1) The amounts shown for Mr. Evans include contributions made and earnings for the full year under the AGL NSP.

The Company provides the DCP (excluding Southern Company Gas and PowerSecure employees), which is designed to permit participants to defer income as well as certain federal, state and local taxes until a specified date or their retirement or other separation from service. Up to 50% of base salary and up to 100% of performance-based non-equity compensation may be deferred at the election of eligible employees. All of the NEOs, except Mr. Evans, are eligible to participate in the DCP. Mr. Evans is a participant in the AGL NSP, described below.

DCP participants have two options for the deemed investments of the amounts deferred — the stock equivalent account and the prime equivalent account. Under the terms of the DCP, participants are permitted to transfer between investments at any time.

The amounts deferred in the stock equivalent account are treated as if invested at an equivalent rate of return to that of an actual investment in common stock, including the crediting of dividend equivalents as such are paid by Southern Company from time to time. It provides participants with an equivalent opportunity for the capital appreciation (or loss) and income of that of a Company stockholder. During 2016, the rate of return in the stock equivalent account was 9.99%.

Alternatively, participants may elect to have their deferred compensation deemed invested in the prime equivalent account, which is treated as if invested at a prime interest rate compounded monthly, as published in *The Wall Street Journal* as the base rate on corporate loans posted as of the last business day of each month by at least 75% of the United States' largest banks. The interest rate earned on amounts deferred during 2016 in the prime equivalent account was 3.59%.



Under the AGL NSP, eligible employees, including Mr. Evans, are allowed to defer up to 75% of base salary and 100% of annual incentive pay as before-tax contributions. The timing restrictions for contribution deferral elections are intended to comply with Section 409A of the tax code, as well as other applicable tax code provisions. Under the AGL NSP, the amount of matching contributions is offset by the maximum matching contributions the participant could receive under the tax-qualified RSP. Southern Company Gas matches 65% of participant contributions, up to the first 8% of the participant's covered compensation. Each participant in the AGL NSP has an account, which represents a bookkeeping entry reflecting contributions and earnings/losses on the actual performance of the participant's notional investments.

The notional investment options under the AGL NSP mirror the investment options offered under the RSP. Participants are 100% vested in their own contributions and vest in employer-matching contributions over a three-year period according to a vesting schedule. Mr. Evans has met the vesting requirements under the AGL NSP.

Distributions under the AGL NSP occur in the year following the year of termination of employment. Participants have the option of taking distributions, following termination of employment, in the following forms: a single lump sum cash payment; a lump sum cash payment of a portion of the participant's account with the remainder distributed in up to ten equal annual installments; or between one to ten equal annual installments.

Column (b)

This column reports the actual amounts of compensation deferred under the DCP or AGL NSP, as applicable, by each NEO in 2016. The amount of salary deferred by the NEOs, if any, is included in the Salary column in the Summary Compensation Table. The amounts of performance-based compensation deferred in 2016 were the amounts that were earned as of December 31, 2015 but were not payable until the first quarter of 2016. These amounts are not reflected in the Summary Compensation Table because that table reports performance-based compensation that was earned in 2016 but not payable until early 2017. Amounts under the DCP may be distributed in a lump sum or in up to 10 annual installments at termination of employment or in a lump sum at a specified date, at the election of the participant.

Column (c)

This column reflects contributions under the SBP and, for Mr. Evans, the AGL NSP. Under the tax code, employer-matching contributions are prohibited under the ESP and the RSP on employee contributions above stated limits, and, if applicable, above legal limits set forth in the tax code.

Each of the SBP and the AGL NSP is a nonqualified deferred compensation plan under which contributions are made that are prohibited from being made in the ESP or RSP. The contributions are treated as if invested in common stock and are payable in cash upon termination of employment in a lump sum or in up to 20 annual installments, at the election of the participant. The amounts reported in this column also were reported in the All Other Compensation column in the Summary Compensation Table.

Column (d)

This column reports earnings or losses on compensation the NEOs elected to defer and on employer contributions under the SBP.

Column (f)

This column includes amounts that were deferred under the DCP or AGL NSP and contributions under the SBP or AGL NSP in prior years. The following chart shows the amounts previously reported.

	Amounts Deferred prior to 2016 and previously reported ($)	Employer Contributions prior to 2016 and previously reported ($)	Total ($)
Tom Fanning	2,477,037	466,190	2,943,227
Art Beattie	34,781	104,091	138,872
Paul Bowers	2,354,095	197,735	2,551,830
Mark Crosswhite	0	18,795	18,795
Drew Evans	0	0	0



Potential Payments Upon Termination or Change in Control

This section describes and estimates payments that could be made to the NEOs serving as of December 31, 2016 under different termination and change-in-control events. The estimated payments would be made under the terms of Southern Company's compensation and benefit program, the Southern Company Gas program or the change-in-control severance program.

All of the NEOs are participants in Southern Company's change-in-control severance program for officers. The amount of potential payments is calculated as if the triggering events occurred as of December 31, 2016 and assumes that the price of common stock is the closing market price on December 31, 2016.

Description of Termination and Change-in-Control Events

The following charts list different types of termination and change-in-control events that can affect the treatment of payments under the compensation and benefit programs. No payments are made under the change-in-control severance program unless, within two years of the change in control, the NEO is involuntarily terminated or voluntarily terminates for good reason.

Traditional Termination Events

— Retirement or Retirement-Eligible — Termination of NEO who is at least 50 years old and has at least 10 years of credited service.
— Resignation — Voluntary termination of NEO who is not retirement-eligible.
— Lay Off — Involuntary termination of NEO who is not retirement-eligible not for cause.

— Involuntary Termination — Involuntary termination of NEO for cause. Cause includes individual performance below minimum performance standards and misconduct, such as violation of the Company's Drug and Alcohol Policy.
— Death or Disability — Termination of NEO due to death or disability.

Change-in-Control-Related Events

At the Company or the subsidiary company level:

— Company Change in Control I — Consummation of an acquisition by another entity of 20% or more of common stock or, following consummation of a merger with another entity, the Company's stockholders own 65% or less of the entity surviving the merger.
— Company Change in Control II — Consummation of an acquisition by another entity of 35% or more of common stock or, following consummation of a merger with another entity, the Company's stockholders own less than 50% of the Company surviving the merger.
— Company Does not Survive Merger — Consummation of a merger or other event and the Company is not the surviving company or the common stock is no longer publicly traded.
— Subsidiary Company Change in Control — Consummation of an acquisition by another entity, other than another subsidiary of the Company, of

50% or more of the stock of any of the Company's subsidiaries, consummation of a merger with another entity and the Company's subsidiary is not the surviving company, or the sale of substantially all the assets of any of the Company's subsidiaries.

At the employee level:

— Involuntary Change-in-Control Termination or Voluntary Change-in-Control Termination for Good Reason — Employment is terminated within two years of a change in control, other than for cause, or the employee voluntarily terminates for good reason. Good reason for voluntary termination within two years of a change in control generally is satisfied when there is a material reduction in salary, performance-based compensation opportunity or benefits, relocation of over 50 miles, or a diminution in duties and responsibilities.



The following chart describes the treatment of different pay and benefit elements in connection with the Traditional Termination Events as described above.

Program	Retirement/ Retirement-Eligible	Lay Off (Involuntary Termination Not For Cause)	Resignation	Death or Disability	Involuntary Termination (For Cause)
Pension Benefits Plans	Benefits payable as described in the notes following the Pension Benefits table	Benefits payable as described in the notes following the Pension Benefits table	Benefits payable as described in the notes following the Pension Benefits table	Benefits payable as described in the notes following the Pension Benefits table	Benefits payable as described in the notes following the Pension Benefits table
Short-Term Incentive Award	Prorated if before 12/31	Prorated if before 12/31	Forfeit	Prorated if before 12/31	Forfeit
Stock Options	Vest; expire earlier of original expiration date or five years	Vested options expire in 90 days; unvested are forfeited	Vested options expire in 90 days; unvested are forfeited	Vest; expire earlier of original expiration date or three years	Forfeit
Performance Shares	No proration if retirement prior to end of performance period; will receive full amount actually earned.	Forfeit	Forfeit	Death – prorated based on number of months employed during performance period Disability – not affected; will receive full amount actually earned	Forfeit
Restricted Stock Units	Forfeit	Prorated vesting	Forfeit	Prorated vesting	Forfeit
Financial Planning Perquisite	Continues for one year	Terminates	Terminates	Continues for one year	Terminates
DCP	Payable per prior elections (lump sum or up to 10 annual installments)	Payable per prior elections (lump sum or up to 10 annual installments)	Payable per prior elections (lump sum or up to 10 annual installments)	Payable to beneficiary or participant per prior elections; amounts deferred prior to 2005 can be paid as a lump sum per the benefit administration committee's discretion	Payable per prior elections (lump sum or up to 10 annual installments)
SBP–non-pension related	Payable per prior elections (lump sum or up to 20 annual installments)	Payable per prior elections (lump sum or up to 20 annual installments)	Payable per prior elections (lump sum or up to 20 annual installments)	Payable to beneficiary or participant per prior elections; amounts deferred prior to 2005 can be paid as a lump sum per the benefit administration committee's discretion	Payable per prior elections (lump sum or up to 20 annual installments)
AGL NSP	Payable in the year following the year of termination	Payable in the year following the year of termination	Payable in the year following the year of termination	Payable to beneficiary on participant in the year following the year of termination	Payable in the year following the year of termination

The following chart describes the treatment of payments under compensation and benefit programs under different change-in-control events, except the pension plans. The pension plans are not affected by change-in-control events.

Program	Company Change in Control I	Company Change in Control II	Company Does Not Survive Merger or Subsidiary Company Change in Control	Involuntary Change-in-Control-Related Termination or Voluntary Change-in-Control-Related Termination for Good Reason
Nonqualified Pension Benefits (except SRA)	All SERP-related benefits vest if participants vested in tax-qualified pension benefits; otherwise, no impact SBP-P benefits vest for all participants and single sum value of benefits earned to change-in-control date paid following termination or retirement	Benefits vest for all participants and single sum value of benefits earned to the change-in-control date paid following termination or retirement	Benefits vest for all participants and single sum value of benefits earned to the change-in-control date paid following termination or retirement	Based on type of change-in-control event
SRA	Not affected	Not affected	Not affected	Vest
Short-Term Incentive Award	If no program termination, paid at greater of target or actual performance; if program terminated within two years of change in control, prorated at target performance level	If no program termination, paid at greater of target or actual performance; if program terminated within two years of change in control, prorated at target performance level	Prorated at target performance level	If not otherwise eligible for payment, if the program is still in effect, prorated at target performance level
Stock Options	Not affected	Not affected	Vest and convert to surviving company's securities; if cannot convert, pay spread in cash	Vest
Performance Shares	Not affected	Not affected	Vest and convert to surviving company's securities; if cannot convert, pay spread in cash	Vest
Restricted Stock Units	Not affected	Not affected	Vest and convert to surviving company's securities; if cannot convert, pay spread in cash	Vest
DCP	Not affected	Not affected	Not affected	Not affected
SBP	Not affected	Not affected	Not affected	Not affected
Severance Benefits	Not applicable	Not applicable	Not applicable	Two or three times base salary plus target annual performance-based pay
Healthcare Benefits	Not applicable	Not applicable	Not applicable	Up to five years participation in group healthcare plan plus payment of two or three years' premium amounts
Outplacement Services	Not applicable	Not applicable	Not applicable	Six months



Potential Payments

This section describes and estimates payments that would become payable to the NEOs upon a termination or change in control as of December 31, 2016.

Pension Benefits

The amounts that would have become payable to the NEOs if the Traditional Termination Events occurred as of December 31, 2016 under the Pension Plan, the SBP-P, the SERP, the AGL Pension Plan and the AGL Excess Pension Plan are itemized in the following chart. The amounts shown under the Retirement and Resignation or Involuntary Termination columns are amounts that would have become payable to the NEOs that were retirement-eligible on December 31, 2016 and are the monthly Pension Plan benefits and the first of 10 annual installments from the SBP-P and the SERP.

Mr. Evans was not retirement-eligible on December 31, 2016. For Mr. Evans, the amounts shown under the Resignation or Involuntary Termination column are the amounts that would have become payable as a monthly annuity.

The amounts shown that are payable to a beneficiary in the event of the death of the NEO are the monthly amounts payable to a beneficiary under the Pension Plan and the first of 10 annual installments from the SBP-P and the SERP. The amounts shown for Mr. Evans are the amounts that would have become payable to his spouse on a monthly basis under the AGL Pension Plan and the AGL Excess Benefit Plan.

The amounts in this chart are very different from the pension values shown in the Summary Compensation Table and the Pension Benefits table. Those tables show the present values of all the benefit amounts anticipated to be paid over the lifetimes of the NEOs and their beneficiaries. Those plans are described in the notes following the Pension Benefits table.

	Plan	Retirement ($)	Resignation or Involuntary Termination ($)	Death Benefits ($)
Tom Fanning	Pension Plan	9,829	9,829	5,466
	SBP-P	1,786,053	1,786,053	1,786,053
	SERP	648,857	648,857	648,857
Art Beattie	Pension Plan	12,587	12,587	6,238
	SBP-P	788,997	788,997	788,997
	SERP	299,584	299,584	299,584
Paul Bowers	Pension Plan	10,431	10,431	5,737
	SBP-P	866,279	866,279	866,279
	SERP	288,653	288,653	288,653
Mark Crosswhite	Pension Plan	2,516	2,516	1,879
	SBP-P	156,092	156,092	156,092
	SERP	82,678	82,678	82,678
	SRA	378,901	378,901	378,901
Drew Evans	AGL Pension Plan	–	1,417	422
	AGL Excess Benefit Plan	–	7,323	1,087

As described in the change-in-control chart, the only change in the form of payment, acceleration or enhancement of the pension benefits is that the single sum value of benefits earned up to the change-in-control date under the SBP-P, the SERP, the SRA and the AGL Excess Benefit Plan could be paid as a single payment rather than in 10 annual installments. Also, the SERP benefits vest for participants who are not retirement-eligible upon a change in control.

Estimates of the single sum payment that would have been made to the NEOs, assuming termination as of December 31, 2016 following a change-in-control-related event, other than a Company Change in Control I (which does not impact how pension benefits are paid), are itemized below. These amounts would be paid instead of the benefits shown in the Traditional Termination Events chart above; they are not paid in addition to those amounts.

	SBP-P ($)	SERP ($)	SRA ($)	AGL Excess Benefit Plan ($)	Total ($)
Tom Fanning	17,860,526	6,488,571	0	0	24,349,096
Art Beattie	7,889,974	2,995,842	0	0	10,885,817
Paul Bowers	8,662,795	2,886,534	0	0	11,549,329
Mark Crosswhite	1,560,916	826,779	3,789,012	0	6,176,706
Drew Evans	0	0	0	1,044,505	1,044,505

The pension benefit amounts in the tables above were calculated as of December 31, 2016 assuming payments would begin as soon as possible under the terms of the plans. Accordingly, appropriate early retirement reductions were applied. Any unpaid annual performance-based compensation was assumed to be paid at 1.30 times the target level. Pension Plan and AGL Pension Plan benefits were calculated assuming each NEO chose a single life annuity form of payment, because that results in the greatest monthly benefit. The single sum values were based on a 2.95% discount rate for the Pension Plan and a 4.39% discount rate for the AGL Pension Plan.

Annual Performance Pay Program and Southern Company Gas Annual Incentive Plan

The amount payable if a change in control had occurred on December 31, 2016 is the greater of target or actual performance. Because actual payouts for 2016 performance were above the target level for all of the NEOs, the amount that would have been payable was the actual amount paid as reported in the Summary Compensation Table. There is no enhancement or acceleration of payments upon a change in control under the Southern Company Gas Annual Incentive Plan.

Stock Options, Performance Shares and Restricted Stock Units (Equity Awards)

Equity Awards would be treated as described in the Termination and Change-in-Control charts above. If Southern Company consummates a merger and is not the surviving company, all Equity Awards vest. However, there is no payment associated with Equity Awards in that situation unless the participants' Equity Awards cannot be converted into surviving company awards. In that event, the value of outstanding Equity Awards would be paid to the NEOs. In addition, if there is an Involuntary Change-in-Control Termination or Voluntary Change-in-Control Termination for Good Reason, Equity Awards vest.

For stock options, the value is the excess of the exercise price and the closing price of common stock on December 31, 2016. The value of performance shares and restricted stock units is calculated using the closing price of common stock on December 31, 2016.

The chart below shows the number of stock options for which vesting would be accelerated and the amount that would be payable if there were no conversion to the surviving company's stock options. It also shows the number and value of performance shares and restricted stock units that would be paid.

	Number of Equity Awards with Accelerated Vesting (#)			Total Number of Equity Awards Following Accelerated Vesting (#)			Total Payable in Cash without Conversion of Equity Awards ($)
	Stock Options	Performance Shares	Restricted Stock Units	Stock Options	Performance Shares	Restricted Stock Units	
Tom Fanning	341,818	341,462	–	2,337,146	341,462	–	31,421,932
Art Beattie	93,881	81,790	–	367,202	81,790	–	6,113,236
Paul Bowers	109,750	95,153	–	1,406,893	95,153	–	19,150,039
Mark Crosswhite	83,636	76,884	–	267,442	76,884	–	5,363,685
Drew Evans	–	85,357	84,035	–	85,357	84,035	8,332,392

DCP, SBP and AGL NSP

The aggregate balances reported in the Nonqualified Deferred Compensation table would be payable to the NEOs as described in the Traditional Termination and Change-in-Control-Related Events charts above. There is no enhancement or acceleration of payments under these plans associated with termination or change-in-control events, other than the lump-sum payment opportunity described in the above charts. The lump sums that would be payable are those that are reported in the Nonqualified Deferred Compensation table.

Healthcare Benefits

All of the NEOs except Mr. Evans are retirement-eligible. Healthcare benefits are provided to retirees, and there is no incremental payment associated with the termination or change-in-control events, except in the case of a change-in-control-related termination, as described in the Change-in-Control-Related Events chart. The estimated cost of providing healthcare insurance premiums for up to a maximum of three years is $32,996 for Mr. Evans.



Financial Planning Perquisite

An additional year of the financial planning perquisite, which is set at a maximum of $8,700 per year, will be provided after retirement for retirement-eligible NEOs.

There are no other perquisites provided to the NEOs under any of the traditional termination or change-in-control-related events.

Severance Benefits

The NEOs are participants in a change-in-control severance plan. The plan provides severance benefits, including outplacement services, if within two years of a change in control they are involuntarily terminated not for cause or they voluntarily terminate for good reason. The severance

benefits are not paid unless the NEO releases the employing company from any claims the NEO may have against the employing company.

— The severance payment is three times the base salary and target payout under the annual Performance Pay Program for Mr. Fanning and two times the base salary and target payout under the annual Performance Pay Program for the other NEOs.
— The estimated cost of providing the six months of outplacement services is $6,000 per NEO.
— If any portion of the severance amount constitutes an "excess parachute payment" under Section 280G of the tax code and is therefore subject to an excise tax, the severance amount will be reduced unless the after-tax "unreduced amount" exceeds the after-tax "reduced amount." Excise tax gross-ups will not be provided on change-in-control severance payments.

The table below estimates the severance payments that would be made to the NEOs if they were terminated as of December 31, 2016 in connection with a change in control.

	Severance Amount ($)
Tom Fanning	8,775,000
Art Beattie	2,669,369
Paul Bowers	3,021,631
Mark Crosswhite	2,494,577
Drew Evans	3,200,000

Equity Compensation Plan Information

The following table provides information as of December 31, 2016 concerning shares of common stock authorized for issuance under the Southern Company Omnibus Incentive Compensation Plan (Omnibus Plan). The Omnibus Plan was approved by stockholders in 2011. In 2016, stockholders approved the material terms of the performance-based compensation under Section 162(m) of the tax code to preserve our ability to deduct, for federal income tax purposes, certain performance-based awards granted under the Omnibus Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	24,585,864	$41.28	14,046,518[1]
Equity compensation plans not approved by security holders	n/a	n/a	n/a

(1) Represents shares available for future issuance under the Omnibus Plan.

Compensation Related Company Proposals

<table>
<tr>
<td>Item
3</td>
<td>Advisory Vote to Approve Executive Compensation (Say on Pay)</td>
<td>As described in the CD&A beginning on page 40, our compensation program is designed to link pay and performance to align our executive officers with both stockholder and customer interests and remain competitive with our industry peers. We believe our compensation program provides the appropriate mix of fixed and "at risk" compensation, with a significant portion of target compensation subject to the achievement of both short-term and long-term performance goals

 The Board recommends a vote **FOR** approval of executive compensation.</td>
</tr>
</table>

We believe our compensation program provides the appropriate mix of fixed and short- and long-term performance-based compensation that ties pay to Company performance, rewards achievement of financial and operational goals and relative TSR and is aligned with stockholder interests.

Our financial and operational achievements in 2016 and our relative TSR performance over the 2014 through 2016 performance period resulted in the following:

— We had strong financial and operational performance for 2016, exceeding our overall targets for the year. In addition, individual performance was above target. Accordingly, payouts for all executive officers in the Performance Pay Program were above target.
— Performance shares granted in 2014 for the three-year performance period from 2014 through 2016 could be earned based on our relative TSR performance against a group of industry peer

companies. Because our three-year relative TSR was below threshold performance, no payouts were earned by any participant in the Performance Share Program, including the executive officers.

Stockholders are voting to approve, on an advisory basis, the following resolution:

"RESOLVED, that the stockholders approve the compensation of the named executive officers described in the Compensation Discussion and Analysis, the Summary Compensation Table and the other compensation tables and accompanying narrative in the proxy statement."

Although it is non-binding on the Board, the Compensation Committee will review and consider the vote results when making future decisions about the executive compensation program.

The Board recommends a vote FOR approval of executive compensation.

<table>
<tr>
<td>Item
4</td>
<td>Advisory Vote to Approve the Frequency of Future Advisory Votes on Executive Compensation (Say on Frequency)</td>
<td>We are required to hold an advisory vote on the frequency of the advisory vote to approve executive compensation (Say on Pay) at least once every six years. In 2011, the Board recommended and the stockholders voted overwhelmingly in favor of an annual Say on Pay vote. The Board continues to believe that the Say on Pay vote should be held every year (on an annual basis).

 The Board recommends a vote for the frequency of the advisory vote on executive compensation every **ONE YEAR** (on an annual basis).</td>
</tr>
</table>

In addition to requiring a Say on Pay advisory vote to approve executive compensation, the securities laws require us to hold an advisory vote on the frequency of the Say on Pay vote (Say on Frequency) at least once every six years. The last Say on Frequency vote was held in 2011, where the Board recommended and stockholders voted for an annual Say on Frequency. We have provided an annual Say on Pay vote each year since 2011.

We are again asking stockholders to indicate their preference for how often to hold the Say on Pay vote – every one year (annual), every two years (biennial) or every three years (triennial). After considering the options, the Board determined that having a Say on Pay vote every one year (on an annual basis) continues to be the most appropriate option for the Company.

The Compensation Committee carefully considers executive compensation program decisions each year, taking stockholder feedback into account in making those decisions. The Board believes that an annual Say on Pay vote is an important part of that process.

Although it is not binding on the Board, the indicated preference of stockholders as expressed through this Say on Frequency vote will be taken into consideration when making future decisions regarding the frequency of future Say on Pay votes.

The Board recommends a vote for the frequency of the advisory vote on executive compensation every ONE YEAR (on an annual basis).

Audit Committee Matters



| Item 5 | Ratify the Independent Registered Public Accounting Firm for 2017 | The Audit Committee has appointed Deloitte & Touche as our independent registered public accounting firm for 2017. This appointment is being submitted to stockholders for ratification. |

 The Board recommends a vote **FOR** ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm for 2017.

The Audit Committee of the Board of Directors is directly responsible for the appointment, retention and oversight of the independent registered public accounting firm retained to audit our financial statements, including the compensation of such firm and the related audit fee negotiations.

Deloitte & Touche has served as our independent registered public accounting firm since 2002. To ensure continuing independence, the Audit Committee periodically considers whether there should be a change in the independent registered public accounting firm. The Audit Committee and its Chair also participate in the selection of Deloitte & Touche's lead engagement partner in connection with the mandatory rotation requirements of the SEC.

The Audit Committee has appointed Deloitte & Touche as our independent registered public accounting firm for 2017. This appointment is being submitted to stockholders for ratification, and the Audit Committee and the Board of Directors believe that the continued retention of Deloitte & Touche to serve as our independent registered public accounting firm is in the best interests of the Company and our stockholders.

Representatives of Deloitte & Touche will be present at the 2017 annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement if they desire to do so.

The Board recommends a vote FOR ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm for 2017.

Principal Independent Registered Public Accounting Firm Fees

The following represents the fees billed to us for the two most recent fiscal years by Deloitte & Touche.

	2016	2015
	(in thousands)	
Audit Fees[1]	$15,368	$12,525
Audit-Related Fees[2]	672	2,056
Tax Fees	–	–
All Other Fees[3]	50	81
Total	$16,090	$14,662

(1) Includes services performed in connection with financing transactions.

(2) Includes non-statutory audit services in both 2015 and 2016.

(3) Represents registration fees for attendance at Deloitte & Touche-sponsored education seminars in 2015 and 2016, subscription fees for Deloitte & Touche's technical accounting research tool in 2015 and 2016 and travel expenses for Deloitte & Touche's training facilitator in 2015.



Ratio of Audit to Non-Audit Fees

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for establishing and maintaining adequate internal controls over financial reporting, including disclosure controls and procedures, and for preparing the Company's consolidated financial statements.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements of the Company and its subsidiaries and management's report on the Company's internal control over financial reporting in the 2016 annual report with management. The Audit Committee also reviews the Company's quarterly and annual reporting on Forms 10-Q and 10-K prior to filing with the SEC. The Audit Committee's review process includes discussions of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and estimates and the clarity of disclosures in the financial statements.

The independent registered public accounting firm is responsible for expressing opinions on the conformity of the consolidated financial statements with accounting principles generally accepted in the United States and the effectiveness of the Company's internal control over financial reporting with the criteria established in "Internal Control — Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Audit Committee has discussed with the independent registered public accounting firm the matters that are required to be discussed by the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16, *Communications with Audit Committees* and SEC Rule 2-07 of Regulation S-X, *Communications with Audit Committees*. In addition, in accordance with the rules of the PCAOB, the Audit Committee has discussed with and has received the written disclosures and letter from the independent registered public accounting firm regarding its independence from management and the Company. The Audit Committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with maintaining the firm's independence.

The Audit Committee discussed their overall audit scopes and plans separately with the Company's internal auditors and independent registered public accounting firm. The Audit Committee meets with the internal auditors and the independent registered public accounting firm, with and without management present, to discuss the results of their audits, evaluations by management and the independent registered public accounting firm of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting. The Audit Committee also meets privately with the Company's compliance officer. The Audit Committee held ten meetings during 2016.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 and filed with the SEC. The Audit Committee also reappointed Deloitte & Touche as the Company's independent registered public accounting firm for 2017. Stockholders are being asked to ratify that selection at the 2017 annual meeting.



John D. Johns
Chair



Juanita Powell Baranco



Jon A. Boscia



Warren A. Hood, Jr.



Policy on Audit and Non-Audit Services

The Audit Committee's Policy on Engagement of the Independent Auditor for Audit and Non-Audit Services includes requirements for the Audit Committee to pre-approve services provided by the Company's principal independent registered public accounting firm. All services included in the chart above were pre-approved by the Audit Committee.

— Under the policy, the independent registered public accounting firm delivers an annual engagement letter which provides a description of services anticipated to be rendered to the Company by the independent registered public accounting firm for the Audit Committee to approve. The Audit Committee's approval of the independent registered public accounting firm's annual engagement letter constitutes pre-approval of all services covered in the letter.

— In addition, under the policy, the Audit Committee has pre-approved the engagement of the independent registered public accounting firm to provide services related to the issuance of comfort letters and consents required for securities sales by the Company and services related to consultation on routine accounting and tax matters.

— The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee with respect to permissible services up to a limit of $50,000 per engagement. The Chair of the Audit Committee is required to report any pre-approval decisions at the next scheduled Audit Committee meeting.

— Prohibited non-audit services are services prohibited by the SEC to be performed by the Company's independent registered public accounting firm. These services include bookkeeping or other services related to the preparation of accounting records or financial statements of the Company, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources, broker-dealer, investment advisor or investment banking services, legal services and expert services unrelated to the audit, and any other service that the PCAOB determines, by regulation, is impermissible. In addition, officers of the Company may not engage the independent registered public accounting firm to perform any personal services, such as personal financial planning or personal income tax services.

Stock Ownership Information

Stock Ownership of Directors and Executive Officers

The following table shows the number of shares of common stock beneficially owned by Directors, nominees for Director and executive officers as of December 31, 2016. The shares owned by all Directors, nominees and executive officers as a group constitute less than one percent of the total number of shares of common stock outstanding.

Directors, Nominees, and Executive Officers	Shares Owned Directly or Indirectly[1]	Deferred Common Stock Units[2]	Shares Individuals Have Rights to Acquire within 60 Days[3]	Total Shares Beneficially Owned[4]
Juanita Powell Baranco[5]	723	86,433	–	87,156
Art P. Beattie	19,844	–	367,202	387,046
Jon A. Boscia	59,000	29,541	–	88,541
W. Paul Bowers	66,840	–	1,406,893	1,473,733
Henry A. Clark III	–	22,587	–	22,587
Mark A. Crosswhite	16,731	–	267,442	284,173
Andrew W. Evans	11,316	–	–	11,316
Thomas A. Fanning	63,106	–	2,337,146	2,400,252
David J. Grain	10,791	21,031	–	31,822
Veronica M. Hagen	–	51,578	–	51,578
Warren A. Hood, Jr.	726	61,295	–	62,021
Linda P. Hudson	–	8,427	–	8,427
Donald M. James	–	118,105	–	118,105
John D. Johns	–	34,658	–	34,658
Dale E. Klein	–	19,405	–	19,405
William G. Smith, Jr.	7,397	73,599	–	80,996
Steven R. Specker	–	18,584	–	18,584
Larry D. Thompson	12,227	11,388	–	23,615
E. Jenner Wood	5,000	27,648	–	32,648
Directors and Executive Officers as a Group (27 people)[6]	404,366	584,278	6,397,211	7,385,855

(1) Includes shares held by family members as follows: Mr. Beattie – 51; Mr. Smith – 962; and Directors and Executive Officers as a Group – 1,013.

(2) Represents the number of deferred common stock units held under the Director Deferred Compensation Plan that are payable in common stock or cash upon departure from the Board.

(3) The shares in this column represent stock options.

(4) Beneficial ownership means the sole or shared power to vote, or to direct the voting of, a security, or investment power with respect to a security, or any combination thereof.

(5) In addition to the shares reported for her, Ms. Baranco also owns 12,478 deferred share equivalents.

(6) This item includes all executive officers serving as of December 31, 2016.



Stock Ownership of 5% Beneficial Owners

According to a Schedule 13G/A filed with the SEC on January 27, 2017 by BlackRock, Inc. and a Schedule 13G/A filed with the SEC on February 13, 2017 by The Vanguard Group (collectively, the Ownership Reports), the following reported beneficial ownership of more than 5% of the outstanding shares of common stock as of December 31, 2016.

Title of Class	Name and Address	Shares Beneficially Owned[1]	Percentage of Class Owned[2]
Common stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10022	60,647,455	6.1%
Common stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	66,069,284	6.7%

(1) According to the Ownership Reports, BlackRock Inc. held all of its shares as a parent holding company or control person in accordance with SEC Rule 13(d)-1(b)(1)(ii)(G), and The Vanguard Group held all of its shares as an investment advisor in accordance with SEC Rule 13(d)-1(b)(1)(ii)(E).

According to the Ownership Reports:

— BlackRock Inc. has sole voting power with respect to 51,723,559 of its shares and sole dispositive power with respect to all 60,647,455 of its shares.

— The Vanguard Group has sole voting power with respect to 1,630,652 of its shares, shared voting power with respect to 223,466 of its shares, sole dispositive power with respect to 64,352,906 of its shares, and shared dispositive power with respect to 1,716,378 of its shares.

(2) Calculated based on 991,880,417 shares outstanding as of January 31, 2017.

Section 16(a) Beneficial Ownership Reporting Compliance

Based on our review of Forms 3, 4 and 5 and written representations furnished to us, we believe that the reports required to be filed by reporting persons pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, were filed on a timely basis, except that the Form 4 for each of the independent directors reporting the quarterly grant of deferred shares on April 1, 2016 was filed late due to an administrative error.

Stockholder Proposal

Item **6**	Report on Strategy For International Energy Agency 2°C Scenario	We have been advised that a stockholder, together with multiple co-filers, proposes to submit the following resolution at the annual meeting. The names, addresses and beneficial ownership of such stockholder and co-filers are available upon request. ✕ The Board recommends a vote **AGAINST** Item 6.

Whereas:

The 2014 Intergovernmental Panel on Climate Change (IPCC) Synthesis Report warns that global warming will have "severe, pervasive and irreversible impacts for people and ecosystems". Costs of failing to address climate change are significant and are estimated to have an average value at risk of $4.2 trillion globally. To mitigate the worst impacts of climate change and limit warming to below 2 degrees Celsius (2°C), as affirmed by the Paris Agreement, the International Energy Agency (IEA) estimates that US energy utilities overall need to limit their carbon dioxide emissions to 100g/kWh by 2030, moving toward a 90% global emissions reduction by 2050.

In June 2016, the credit rating agency Moody's indicated that they would begin analyzing carbon transition risk based on scenarios consistent with the Paris Agreement, noting the high carbon risk exposure of the power sector.

Southern Company has had a proactive response toward the low-carbon transition by adding more than 4,000 MW of renewable projects since 2012, developing "clean coal" technology, adding nuclear energy generation, and completing the issuance of investment-grade Green Bonds to finance renewable energy valued at $1.2 billion.

However, accelerated efforts are necessary: Southern is the third largest carbon dioxide emitter in the country and ranked 26th out of 29 utility companies for life cycle energy efficiency savings in a benchmarking report produced by Ceres in 2016.

Regulatory and technology changes are underway that will profoundly impact the utility business model. Meanwhile, developments in new technologies are leading to sharply declining costs, increasing competitiveness of renewable energy generation and storage.

Rates must be designed for maximum flexibility to achieve climate objectives while providing just and universal access to electricity services, including affordable services to low-income customers.

Recognizing the unique constraints on innovation for the low-carbon transition in each regulated market, Southern's subsidiary companies can demonstrate a willingness to work with regulators to develop frameworks to catalyze the low-carbon transition. In Minnesota, utilities, rate-payers, and regulators collaborate to map the transition to a regulatory model that enables innovation, customer options, and realizes public policy goals.

Proponents offer this supportive but stretching resolution to urge Southern to position itself to thrive for the long-term in a decarbonized energy sector.

RESOLVED: Shareholders request that Southern Company commit by November 30, 2017 to issue a report at reasonable cost and omitting proprietary information, on Southern's strategy for aligning business operations with the IEA 2°C scenario, while maintaining the provision of safe, affordable, reliable energy.

SUPPORTING STATEMENT:

Proponents believe this report should include:

- Strategic goals and milestones for reducing emissions in accordance with IEA emission reduction targets for US utilities.
- Plans to integrate technological, regulatory, and business model innovations such as: distributed energy resources (storage and generation), demand response, smart grid technologies, increased customer energy efficiency, and corresponding revenue models and rate designs.
- Information on aligning incentives, research and development, public policy positions, engagement strategy with state regulators, and board governance with Southern's business plan compatible with this strategy.

Statement of Opposition

The Board recommends a vote AGAINST Item 6 for the following reasons:

Southern Company's regulated electric utilities have a responsibility to balance environmental objectives with their commitment to provide affordable power to customers in a safe and reliable manner. To deliver on this customer-focused commitment, the Southern Company system is strategically developing the full portfolio of energy resources – natural gas, 21st century coal, nuclear and renewables, both utility scale and distributed – with an emphasis on energy efficiency. As an industry leader in the research, development and deployment of technologies that reduce carbon dioxide (CO_2) emissions, the Company has committed substantial financial and human resources to these efforts since the 1960s.

— Southern Company is researching and developing a portfolio of new, hardened, lower emitting technology options which include: technologies that ensure efficient and reliable grid operations; advanced nuclear generation; advanced renewables and energy storage; integrating fuel cells; improving existing generation resources; emerging end-use technologies and products; new non-fossil power generation concepts; electric vehicles; hydrogen-based technologies; and bridging gaps between fundamental research and development and large-scale commercial demonstration of carbon capture technologies.

— The Southern Company system's robust resource planning process, furthermore, addresses many of the concerns contained in the proposal.

— The Company recognizes that it may likely be operating in a future regulatory environment that includes carbon mandates. Using a scenario planning approach, the Southern Company system evaluates varying potential stringencies of future carbon requirements when making unit retirement, retrofit control and new generation addition decisions.

— To best meet commitments to both customers and investors, the Southern Company system has been planning and will continue to plan for potential carbon constraints in the near and long term.

— The Southern Company system's short- and long-range resource planning and decision-making process has considered the potential of a carbon-constrained future for more than a decade.

— The Southern Company system's commitment to the development of the full portfolio of resources, industry-leading research, development and deployment of lower emitting technologies and a multiple scenario planning process has resulted in substantial reduction of greenhouse gas (GHG) emissions. The preliminary estimate of the Southern Company system's GHG emissions in 2016 based on facility ownership or financial control of the facilities is approximately 28 percent lower than 2005 levels.

— The Southern Company system is also making great strides in promoting increased efficiency in the use of electricity by customers, which contributes to reduced emissions. Since 2000, energy efficiency and demand response programs have helped the Southern Company system reduce peak demand for electricity by more than 4,500 megawatts. The Southern Company system has also saved over 2.7 billion kilowatt-hours of energy use, or enough energy to power over 1,000,000 homes, through a portfolio of incentive measures for residential and business customers, critical peak pricing programs and audits.

— Much of the information requested for inclusion in the report is available from other Company sources.

— The Company already engages in extensive reporting in this area, including with respect to the Environmental Protection Agency's (EPA) Greenhouse Gas Reporting Program.

— The Company has created a number of reports, which are updated regularly and are readily available through the Company's external website, that disclose the Southern Company system's actions related to GHG and other emissions. The Company intends to include Southern Company Gas' data in this year's reports, which are expected to be updated prior to the annual meeting of stockholders.

— The Company's Corporate Responsibility Report includes data on emissions and actions being undertaken to address emissions.

— The Company's Carbon Disclosure Report describes specific current and long-term activities to address GHG emissions.

— Since 2011, the Company has held environmental stakeholder forums, webinars, calls and meetings covering a range of topics – including regulatory and policy issues, system risk and planning related to renewables, energy efficiency and GHG matters – to actively engage its stakeholders in addressing environmental matters.

— The Southern Company system is also subject to extensive regulations at both the state and federal levels, including regulation by state and federal environmental agencies, state PSC and the Federal Energy Regulatory Commission (FERC). State PSCs or other applicable state regulatory agencies have broad powers of supervision and regulation over Southern Company's regulated utilities within their state, which generally includes, among other things, supervision and regulation of their resource planning, operations, rates and the terms and conditions of service. Additionally, the regulated electric utilities as well as the Company's unregulated generation subsidiaries are subject to the rate, financial and accounting jurisdiction of the FERC under the Federal Power Act. The Southern Company system's planning process, including its environmental compliance strategy, is



designed to assure compliance with all applicable laws and regulations and to provide service at the lowest reasonable cost to customers.

In summary, the Board does not believe it is in the best interests of the Company or its stockholders to prepare such a report at this time due to (1) the Southern Company system's already robust research, development and deployment efforts, including new CO_2 emission reduction technologies, (2) the Company's current resource planning and decision-making consideration of varying stringencies of potential future carbon constraints and its substantial efforts to increase efficiency of energy use by customers, (3) the extensive regulation of the Company's business, including resource planning and operations, at the state and federal level and (4) the Company's ongoing practice of reporting emissions data, emission reduction results, investments and significant policy engagement. Developing a separate report as requested in the proposal would be duplicative and an inefficient use of Company resources.

The Board recommends a vote AGAINST the stockholder proposal.

Appendix A

The text of the proposed amendments to Article Eleventh of the Certificate of Incorporation, marked to show changes to the current Article Eleventh, is set forth as follows:

ELEVENTH: The corporation reserves the right to increase or decrease its authorized capital stock, or any class or series thereof, or to reclassify the same, and to amend, alter, change or repeal any provision contained in the Certificate of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders in said Certificate of Incorporation or any amendment thereto are granted subject to this reservation; provided, however, that the corporation shall not, unless authorized by the affirmative vote in favor thereof of the holders of at least ~~two-thirds~~ <u>a majority</u> of the issued and outstanding common stock of the corporation given at any annual meeting of stockholders or at any special meeting called for that purpose, ~~(a)~~ authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock. ~~or (b) amend, alter, change or repeal subdivision (2) of Article Ninth, Article Twelfth, this provision or any provision contained in the Certificate of Incorporation or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock.~~

Reconciliation of Non-GAAP Information

In the CD&A that starts on page 40, we show EPS as calculated in accordance with U.S. generally accepted accounting principles (GAAP) and adjusted EPS which does not reflect EPS as calculated in accordance with GAAP. Southern Company management uses this non-GAAP measure to evaluate the performance of Southern Company's ongoing business activities and its annual performance on a basis consistent with the assumptions used in developing applicable performance targets and to compare certain results to prior periods. Southern Company believes this presentation is useful to investors by providing additional information for purposes of evaluating the performance of its business activities. This presentation is not meant to be considered a substitute for financial measures prepared in accordance with GAAP.

(In millions, except earnings per share)	Year Ended December 31, 2016	2015	2014
Net Income – GAAP	**$2,448**	**$2,367**	**$1,963**
Average Shares Outstanding	**951**	**910**	**897**
Basic Earnings Per Share	**$2.57**	**$2.60**	**$2.19**
Net Income – GAAP	**$2,448**	**$2,367**	**$1,963**
Non-GAAP Excluding Items:			
Kemper IGCC Impacts[1]	428	365	895
Tax Impact	(164)	(139)	(342)
Acquisition and Integration Costs[2]	120	41	–
Tax Impact	(38)	(10)	–
Additional MCAR Settlement Costs[3]	–	7	–
Tax Impact	–	(3)	–
Equity Return Related to Kemper IGCC Schedule Extension[4]	(29)	–	–
Tax Impact	(5)	–	–
Southern Company Gas Earnings, Net of Acquisition and Integration Costs[5]	(231)	–	–
Tax Impact	90	–	–
Acquisition Debt Financing Costs[5]	175	–	–
Tax Impact	(67)	–	–
Net Income – Excluding Items	**$2,727**	**$2,628**	**$2,516**
Adjusted Average Shares Outstanding[5]	**942**	**910**	**897**
Basic Earnings Per Share – Excluding Items	**$2.89**	**$2.89**	**$2.80**

(1) The estimated probable losses relating to Mississippi Power Company's construction and associated rate recovery of the Kemper IGCC significantly impacted the presentation of earnings and earnings per share for the twelve months ended December 31, 2016, 2015 and 2014. Similar charges of uncertain amounts may occur with uncertain frequency in future periods. In addition, earnings for the twelve months ended December 31, 2014 include the effect of reversing revenues previously recognized in 2014 and 2013 as a result of the 2015 Mississippi Supreme Court decision that reversed the Mississippi PSC's March 2013 Kemper IGCC rate order.

(2) Earnings for the twelve months ended December 31, 2016 and 2015 include costs related to the acquisition of Southern Company Gas and earnings for the twelve months ended December 31, 2016 include costs related to the acquisitions of PowerSecure International, Inc. and the 50% interest in Southern Natural Gas Company, L.L.C. (SNG). Further costs are expected to continue to occur in connection with the related integration activities; however, the amount and duration of such expenditures is uncertain.

(3) Earnings for the twelve months ended December 31, 2015 include additional costs related to the discontinued operations of Mirant Corporation and the March 2009 litigation settlement with MC Asset Recovery, LLC. Further charges are not expected to occur.

(4) Earnings for the twelve months ended December 31, 2016 include additional allowance for funds used during construction (AFUDC) equity as a result of extending the schedule for the Kemper IGCC construction project. Southern Company's February 2016 earnings guidance assumed construction would be complete and AFUDC equity would cease by August 31, 2016. As a result, Southern Company believes presentation of earnings per share excluding these amounts provides investors with information comparable to the February guidance. Management also used such measures to evaluate Southern Company's performance in 2016.

(5) Earnings for the twelve months ended December 31, 2016 include the earnings of Southern Company Gas since July 1, 2016 (the date of acquisition), as well as debt financing costs related to the acquisition. Earnings of Southern Company Gas since September 1, 2016 include amounts related to its acquisition of a 50% ownership interest in SNG. In addition, earnings per share for twelve months ended December 31, 2016 include the impact of 22.3 million shares ($1.1 billion) of common stock issued in August 2016 to finance a portion of the purchase price for the SNG acquisition.



The timing of completion of the acquisition of Southern Company Gas was uncertain at the time Southern Company issued earnings per share guidance in February 2016, and Southern Company's agreement to acquire a 50% interest in SNG did not occur until July 2016. Accordingly, Southern Company's February 2016 guidance did not reflect any earnings contribution from these acquisitions or the financing costs related to the acquisitions. As a result, Southern Company believes presentation of earnings per share excluding these items provides investors with information comparable to the February guidance. Management also used such measures to evaluate Southern Company's performance in 2016.

In addition to earnings and earnings per share calculated in accordance with GAAP, Southern Company intends to continue to present earnings and earnings per share excluding the impact of the Wholesale Gas Services business of Southern Company Gas in future periods. Presenting earnings and earnings per share excluding Wholesale Gas Services provides investors with an additional measure of operating performance that excludes volatility that results from mark-to-market and lower of weighted average cost or current market price accounting adjustments. Management also expects to use earnings and earnings per share excluding Wholesale Gas Services to evaluate Southern Company's performance. For the six months ended December 31, 2016, the pre-tax loss from Wholesale Gas Services and the related tax benefit were $3.7 million and $3.5 million, respectively.

Cautionary Note Regarding Forward-Looking Statements

Southern Company's 2017 proxy statement contains forward-looking statements based on current expectations and plans that involve risks and uncertainties. Forward-looking statements include, among other things, statements concerning customer and stockholder value and the construction and startup of the Kemper IGCC and Plant Vogtle 3 and 4. Southern Company cautions that there are certain factors that could cause actual results to differ materially from the forward-looking information that has been provided. The reader is cautioned not to put undue reliance on this forward-looking information, which is not a guarantee of future performance and is subject to a number of uncertainties and other factors, many of which are outside the control of Southern Company; accordingly, there can be no assurance that such suggested results will be realized.

The following factors, in addition to those discussed in Southern Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and subsequent securities filings, could cause actual results to differ materially from management expectations as suggested by such forward-looking information:

— the impact of recent and future federal and state regulatory changes, including environmental laws regulating emissions, discharges and disposal to air, water and land, and also changes in tax and other laws and regulations to which Southern Company and its subsidiaries are subject, including potential tax reform legislation, as well as changes in application of existing laws and regulations;
— current and future litigation, regulatory investigations, proceedings or inquiries;
— the effects, extent and timing of the entry of additional competition in the markets in which Southern Company's subsidiaries operate;
— variations in demand for electricity and natural gas, including those relating to weather, the general economy and recovery from the last recession, population and business growth (and declines), the effects of energy conservation and efficiency measures, including from the development and deployment of alternative energy sources such as self-generation and distributed generation technologies, and any potential economic impacts resulting from federal fiscal decisions;
— available sources and costs of natural gas and other fuels;
— limits on pipeline capacity;
— effects of inflation;
— the ability to control costs and avoid cost overruns during the development, construction and operation of facilities, which include the development and construction of generating facilities with designs that have not been finalized or previously constructed, including changes in labor costs and productivity, adverse weather conditions, shortages and inconsistent quality of equipment, materials and labor, sustaining nitrogen supply, contractor or supplier delay, nonperformance under construction, operating, or other agreements, operational readiness, including specialized operator training and required site safety programs, unforeseen engineering or design problems, start-up activities (including major equipment failure and system integration) and/or operational performance (including additional costs to satisfy any operational parameters ultimately adopted by any PSC);
— the ability to construct facilities in accordance with the requirements of permits and licenses, to satisfy any environmental performance standards and the requirements of tax credits and other incentives and to integrate facilities into the Southern Company system upon completion of construction;
— investment performance of the Southern Company system's employee and retiree benefit plans and nuclear decommissioning trust funds;

— advances in technology;

— ongoing renewable energy partnerships and development agreements;

— state and federal rate regulations and the impact of pending and future rate cases and negotiations, including rate actions relating to fuel and other cost recovery mechanisms;

— legal proceedings and regulatory approvals and actions related to Plant Vogtle Units 3 and 4, including Georgia PSC approvals and Nuclear Regulatory Commission actions;

— actions related to cost recovery for the Kemper IGCC, including the ultimate impact of the 2015 decision of the Mississippi Supreme Court, the Mississippi PSC's December 2015 rate order, and related legal or regulatory proceedings, Mississippi PSC review of the prudence of Kemper IGCC costs and approval of further permanent rate recovery plans, actions relating to proposed securitization, satisfaction of requirements to utilize grants and the ultimate impact of the termination of the proposed sale of an interest in the Kemper IGCC to South Mississippi Electric Power Association (now known as Cooperative Energy);

— the ability to successfully operate the electric utilities' generating, transmission and distribution facilities and Southern Company Gas' natural gas distribution and storage facilities and the successful performance of necessary corporate functions; the inherent risks involved in operating and constructing nuclear generating facilities, including environmental, health, regulatory, natural disaster, terrorism and financial risks;

— the inherent risks involved in transporting and storing natural gas;

— the performance of projects undertaken by the non-utility businesses and the success of efforts to invest in and develop new opportunities;

— internal restructuring or other restructuring options that may be pursued;

— potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to Southern Company or its subsidiaries;

— the possibility that the anticipated benefits from the merger with Southern Company Gas cannot be fully realized or may take longer to realize than expected, the possibility that costs related to the integration of Southern Company and Southern Company Gas will be greater than expected, the ability to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners and the diversion of management time on integration-related issues;

— the ability of counterparties of Southern Company and its subsidiaries to make payments as and when due and to perform as required;

— the ability to obtain new short- and long-term contracts with wholesale customers;

— the direct or indirect effect on the Southern Company system's business resulting from cyber intrusion or terrorist incidents and the threat of terrorist incidents;

— interest rate fluctuations and financial market conditions and the results of financing efforts;

— changes in Southern Company's and any of its subsidiaries' credit ratings, including impacts on interest rates, access to capital markets, and collateral requirements;

— the impacts of any sovereign financial issues, including impacts on interest rates, access to capital markets, impacts on foreign currency exchange rates, counterparty performance and the economy in general, as well as potential impacts on the benefits of the U.S. Department of Energy loan guarantees;

— the ability of Southern Company's electric utilities to obtain additional generating capacity (or sell excess generating capacity) at competitive prices;

— catastrophic events such as fires, earthquakes, explosions, floods, tornadoes, hurricanes and other storms, droughts, pandemic health events such as influenzas, or other similar occurrences;

— the direct or indirect effects on the Southern Company system's business resulting from incidents affecting the U.S. electric grid, natural gas pipeline infrastructure or operation of generating or storage resources; and

— the effect of accounting pronouncements issued periodically by standard-setting bodies.

Southern Company expressly disclaims any obligation to update any forward-looking information.

Operations in 19 States

Approximately
46,000 mw
of Generating Capacity

Nearly
200,000
Miles of Power Lines

More than
80,000
Miles of Natural Gas Pipelines

190 Bcf
of Natural Gas
Storage Capacity

MN
ME
NH
NV
IL
NJ
CA
MD
VA
TN
NC
OK
NM
MS
AL
GA
LA
TX
FL

11
Electric &
Natural Gas
Utilities

32,000
Total Employees

9 Million
Utility Customers

More than
1 Million
Retail Customers





Southern Company



Alabama Power
Southern Nuclear
Elizabethtown Gas
Georgia Power
Southern Power
Elkton Gas
Gulf Power
Southern Company Gas
Florida City Gas
Mississippi Power
Atlanta Gas Light
Nicor Gas
Southern Linc
Chattanooga Gas
Virginia Natural Gas
PowerSecure

Prepared by www.argyle.company